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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 2, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

THERMON GROUP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3629	27-2228185
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

100 Thermon Drive, San Marcos, Texas 78666, (512) 396-5801
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rodney Bingham
President and Chief Executive Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666
(512) 396-5801
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Robert L. Verigan Michael P. Heinz Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Colin J. Diamond Jin K. Kim White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.001 per share	$143,750,000	$16,689.38

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)
Includes shares of common stock subject to the underwriters' option to purchase additional shares.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 2, 2011

PROSPECTUS

                  Shares

Thermon Group Holdings, Inc.

Common Stock

This is the initial public offering of the common stock of Thermon Group Holdings, Inc. We are offering                           shares of the common stock and the selling stockholders identified in this prospectus are offering                           shares. We will not receive any proceeds from sale of shares held by the selling stockholders. No public market currently exists for our common stock.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol "THR."

We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 16 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

Certain of the selling stockholders have granted the underwriters the option to purchase up to                           additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than                           shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2011.

Barclays Capital	Jefferies

Prospectus dated                                        , 2011

THERMON®

Emissions
Monitoring
at Coal Fired
Power Plant —
Texas

Chemical Complex —
Germany

Gas to Liquid Facility —
Qatar

ЛУКОЙЛ - ЛИДЕР
НЕФТЯНОГО ПРОИЗВОДСТВА !
Refinery — Russia

The Heat Tracing Specialists

        You should rely only on information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on behalf of us, or to which we have referred you. Neither we nor any of the selling stockholders has authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the shares of common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        Unless otherwise indicated, all information contained in this prospectus concerning the industry in general, including information regarding our market position and market share within our industry and expectations regarding future growth of sales in our industry, is based on management's estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data. Industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption "Risk Factors" in this prospectus.

        Through and including                        , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus and may not contain all the information that may be important to you. You should read this entire prospectus, including the section entitled "Risk Factors," before making an investment decision. Unless otherwise specified or the context otherwise requires, references to "$" or "dollars" in this prospectus are to United States dollars, and the terms "we," "our," "us" and the "Company," as used in this prospectus, refer to Thermon Group Holdings, Inc. and its directly and indirectly owned subsidiaries as a combined entity.

Our Business

        We are one of the largest providers of highly engineered thermal solutions for process industries. For over 50 years, we have served a diverse base of thousands of customers around the world in attractive and growing markets, including energy, chemical processing and power generation. We are a global leader and one of the few thermal solutions providers with a global footprint and a full suite of products (heating cables, tubing bundles and control systems) and services (design optimization, engineering, installation and maintenance services) required to deliver comprehensive solutions to complex projects. We serve our customers locally through a global network of sales and service professionals and distributors in more than 30 countries and through our four manufacturing facilities on three continents. These global capabilities and longstanding relationships with some of the largest multinational energy, chemical processing, power and engineering, procurement and construction, or EPC, companies in the world have enabled us to diversify our revenue streams and opportunistically access high growth markets worldwide. For the six months ended September 30, 2010, 72% of our revenues were generated outside of the United States.

        Our thermal solutions, also referred to as heat tracing, provide an external heat source to pipes, vessels and instruments for the purposes of freeze protection, temperature and flow maintenance, environmental monitoring, and surface snow and ice melting. Customers typically purchase our products when constructing a new facility, which we refer to as Greenfield projects, or when performing maintenance, repair and operations on a facility's existing heat-traced pipes or upgrading or expanding a current facility, which we refer to collectively as MRO/UE. A large processing facility may require our thermal solutions for a majority of its pipes, with the largest facilities containing hundreds of thousands of feet of heat-tracing cable and thousands of control points. Our products are low in cost relative to the total cost of a typical processing facility, but critical to the safe and profitable operation of the facility. These facilities are often complex, with numerous classified areas that are inherently hazardous and where product safety concerns are paramount. We believe that our strong brand and established reputation for safety, reliability and customer service are critical contributors to our customers' purchasing decisions.

        Our customers' need for MRO/UE solutions provides an attractive recurring revenue stream. When customers perform routine and preventative maintenance on in-line mechanical equipment, such as pumps and valves, our attached products are often discarded as a consequence of that maintenance, and must be replaced when the new mechanical equipment is installed. Similarly, when customers upgrade or expand existing facilities, all new mechanical equipment must be successfully integrated into the facility's existing equipment and systems. Customers typically use the incumbent heat tracing provider for MRO/UE projects to avoid complications and compatibility problems associated with switching providers. As a result, we are able to fuel our growth not only with new facility construction, but also by servicing our continually growing base of solutions installed around the world, which we refer to as our installed base. Approximately 60% of our revenues for fiscal 2010 were derived from such MRO/UE activities.

        We have a long history of strong organic revenue growth and stable gross margins through a variety of economic cycles. Specifically, our revenues have grown in 17 of the past 21 fiscal years, and our gross margins have averaged 44% over that period. In addition, we have generated significant growth in both revenue and profitability in recent years. Our revenue grew by 59% to $192.7 million for fiscal 2010 from $121.4 million for fiscal 2007, and gross profit grew by 65% to $91.3 million from $55.3 million over the same period. Furthermore, our backlog of signed purchase orders has grown significantly in recent years, fueled by growing global energy demand. As of September 30, 2010, we reported backlog of approximately $85.6 million, an increase of 64% from $52.2 million as of March 31, 2007.

Our Industry

        We believe that the market for industrial electric heat tracing is approximately $1 billion in annual revenues and is growing its share of the overall heat tracing market as end users continue to favor electric heat tracing solutions over steam heat tracing solutions for new installations. The industrial electric heat tracing industry is fragmented and consists of approximately 40 companies that typically only serve discrete local markets with manufactured products and provide a limited service offering. We believe that we are the second largest participant in the industrial electric heat tracing market and significantly larger than our next largest competitor. Heat tracing providers differentiate themselves through the quality and reputation of their products, the length and quality of their customer relationships and their ability to provide comprehensive solutions. Large multinational companies drive the majority of spending for the types of major industrial facilities that require our products, and we believe that they prefer providers who have a global footprint and a comprehensive suite of products and services. We believe we are one of only a few companies that meets these criteria.

        Favorable industry trends in our principal end markets.    The major end markets that drive demand for our products include energy, petrochemical and power generation. We believe that there are attractive near- to medium-term trends in each of these end markets. In addition, we believe that the growth rate of the electric heat tracing market is accelerating as end-users continue to favor electric-based heat tracing solutions over steam-based heat tracing solutions for new installations.

  •
  Energy.  Heat tracing is used to facilitate the processing, transportation and freeze protection of energy products in both upstream and downstream oil and gas applications. We believe that the industrialization of developing regions of the world will fuel continued energy demand that will require additional upstream and downstream infrastructure, and therefore increase demand for heat tracing. According to the Energy Information Administration, which we refer to as the EIA, global energy consumption is expected to increase 49% from 2007 to 2035 as economies in both developed and emerging countries continue to grow and standards of living improve. In order to meet growing demand and offset natural decline rates from existing oil and gas production, a significant increase in capital expenditures will be required, with a particular focus on reservoirs that are in harsher climates, are deeper or have other complex characteristics that magnify the need for our solutions. For example, according to Wood Mackenzie, a leading independent energy research and consulting firm, as of October 2010, upstream development expenditures are expected to increase 11% to approximately $420 billion in 2013 from approximately $380 billion in 2010. An increase in upstream production coupled with increased demand for refined products will require a corresponding increase in downstream refining capacity. Finally, we believe that we will benefit from stricter environmental compliance and regulatory requirements. The equipment used to monitor environmental compliance often requires heat tracing intensive solutions.

  •
  Chemical Processing.  Across the spectrum of chemical production facilities (such as specialty, commodity, pharmaceutical and agricultural), heat tracing is required for temperature maintenance and freeze protection. The corrosive nature of certain chemicals shortens the life cycle of in-line mechanical equipment attached to pipes such as valves, pumps and filters, thereby accelerating and increasing demand for MRO/UE solutions in this end market. Factors that may impact heat tracing demand in chemicals end markets include the rapid industrialization of the developing world, a shift in base chemical processing operations to low-cost feedstock regions, a transition of Western chemical processing activities from commodity products to specialty products and environmental compliance. According to the American Institute of Chemical Engineers, global capital spending by the chemical processing industry is estimated to increase to $418.4 billion, representing a compound annual growth rate of 11.1% from 2010 to 2015. We believe that our global presence positions us to take advantage of this expected future growth.

  •
  Power Generation.  Heat tracing is required in high-temperature processes, freeze protection and environmental regulation compliance in coal and gas facilities and for safety injection systems in nuclear facilities. An important driver of demand for heat tracing solutions for power generation is increasing demand for electricity worldwide. According to the EIA, global net electricity generation is projected to increase 87% between 2007 and 2035. In order to meet this demand, we believe capital spending on new and existing power generation infrastructure will be required. In addition, compliance with regulatory environmental standards is also driving demand for heat tracing equipment used in emissions testing applications in segments of the power generation end-market. The Clean Air Act, the Clean Air Mercury Rule, the European Union Emissions Trading System, China's National Climate Change Program and the United Nations Framework Convention on Climate Change are examples of recent rule changes, proposals and other initiatives aimed at improving emissions standards.

  •
  Continuing selection of electric-based heat tracing solutions over steam-based solutions. Beginning in the 1960s, electric heat tracing products entered the market as an alternative to steam heat tracing products. While steam-based products are still used today for heavy oil, chemical and processing applications, electric-based products generally offer greater cost savings and operating efficiencies. As a consequence, Greenfield projects commissioned in recent years are increasingly designed to incorporate electric heat tracing. Because our solutions are primarily electric-based, we believe the continuing selection of electric-based products over steam-based products represents a favorable long-term industry trend for our company.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

        We have access to the most attractive high growth sectors of our global addressable market.    We have a global network of sales and service professionals and distributors in more than 30 countries and a manufacturing footprint that includes four facilities on three continents. This global footprint allows us to diversify our revenue streams and opportunistically access the most attractive regions and sub-sectors of our markets. Global growth and development has driven increased demand for energy, chemical products and electricity worldwide, particularly in emerging markets. Largely as a result of this growing demand, our revenue grew at a compound annual growth rate of 8% from fiscal 1990 to fiscal 2009. Going forward, we expect that the continuing industrialization of the developing world will push the search for energy resources to increasingly harsh cold weather countries where demand for our products is magnified. We have a strong presence in Canada, Russia and the Baltic states to serve this growing demand. Similarly, strong petrochemical demand in China and India has led to a continued shift in chemical production to the Asia-Pacific region where we have a strong, established local presence.

        We are a global market leader.    We believe that we are the second largest industrial electric heat tracing company in the world and one of only a few solutions providers with a comprehensive suite of products and services, global capabilities and local on-site presence. Over our 56-year history, we have developed a global installed base operated by thousands of customers and long-standing relationships with some of the largest multinational energy, chemical processing, power and EPC companies in the world. These multinational companies drive the majority of spending decisions for the types of major facilities that require our products, and we believe that they prefer providers with our scale, global presence and comprehensive product and service offering. We believe that our long-standing customer relationships, large and growing installed base and global footprint create significant barriers to entry and position us well to take advantage of positive industry trends in high growth markets around the world.

        Our highly engineered solutions are "mission critical" to our customers.    Reliable thermal solutions are critical to the safe and profitable operation of our customers' facilities. These facilities are often complex, with numerous classified areas that are inherently hazardous and where product safety concerns are paramount. Therefore, we believe that our customers consider safety, reliability and customer service to be the most important purchase criteria for our products. We are a leader in the national and international standards setting process for the heat tracing industry and hold leadership positions on numerous industry standards development organizations, such as the Institute of Electrical and Electronics Engineers, or the IEEE, where one of our employees currently chairs the IEEE Standards Association's Standards Board. Our participation with these organizations helps us to better serve our customers by promoting the development of internationally recognized specifications for products that ensure safety, reliability and functionality. In addition, we are consistently recognized by customers and various industry organizations for our track record in safety, demonstrated by our receipt of the Dow Chemical Safety Excellence Award in 2007 and 2009. We believe that our favorable industry reputation and long track record of safety, reliability and technological innovation create competitive benefits, including long-standing customer relationships, a defensible market position and significant barriers to entry.

        Our favorable business model positions us to achieve attractive financial results.    The following features of our business model contribute to our financial success:

  •
  Existing installed base generates significant recurring revenue.  We estimate that approximately 60% of our revenues in fiscal 2010 were generated from MRO/UE sales. As we continue to complete new Greenfield installations, our growing global installed base of heat tracing solutions fuels increasing MRO/UE business. In order to avoid complications or compatibility problems associated with switching providers, customers often use the incumbent heat tracing provider for MRO/UE projects. On average, annual MRO/UE expenditures generated from an installed heat tracing system are approximately 5 to 10% of the initial cost of the system and expansions may require approximately 10 to 20% of the initial cost of the system. Throughout our 56-year history, we have grown our global base of installed systems and believe that today we have the second largest installed base in the industrial electric heat tracing industry.

  •
  Diversified, global customer base and end markets.  We provide thermal solutions to a diverse base of thousands of customers around the world, and our solutions are used in a broad range of end-market applications. The diversity of our customer base and end markets limits our exposure to any individual industry sector or geographic region and provides us with an opportunity to leverage our global footprint to access the most attractive high growth sectors of our end markets. Over the past five decades, we have sold our solutions to thousands of customers in more than 90 countries, and for the six months ended September 30, 2010, approximately 72% of our revenues were generated outside of the United States, including in emerging markets.

  •
  Strong revenue visibility.  We believe that we have strong visibility into our future revenue as a result of recurring demand generated from our global installed base, a growing backlog of signed purchase orders (backlog at September 30, 2010 was $85.6 million compared to $67.9 million at September 30, 2009) and a robust pipeline of planned projects. Our solutions are ordered and installed toward the end of Greenfield project construction, and therefore, historically, purchase orders have rarely been cancelled.

  •
  Consistent gross margins and cash flow generation.  We have a long history of stable gross margins and positive operating cash flow through a variety of economic cycles. We believe the pricing of our products and services has and will continue to reflect our customers' recognition of the value and reliability of our heat tracing solutions and our ability to deliver a comprehensive suite of design and engineering services, including turnkey solutions. In addition, we have a highly variable cost structure and require limited capital expenditures to maintain our business. As a result of these factors, we have consistently had positive income from operations and gross margins have averaged 44% over the past 21 fiscal years.

        Our management team has a proven track record.    Our senior management team averages approximately 22 years of experience with us and is responsible for growing Thermon through a variety of business cycles, building our global platform and developing our reputation for quality and reliability in the heat tracing industry. Our senior management and key employees will continue to have a significant equity stake in Thermon following this offering.

Our Growth Strategy

        Our business strategy is designed to capitalize on our competitive strengths. Key elements of our strategy include:

        Capitalize on our leading market position to continue pursuing organic growth opportunities.    Our primary growth engine has traditionally been organic expansion. We will continue to focus on strategically building the necessary global sales infrastructure to expand our footprint in high growth markets. We believe that this footprint and our local presence are attractive to our customers and differentiate us from other industry participants. We expect to continue to pursue growth opportunities in emerging markets and across industry sectors in the future.

        Leverage our large and growing installed base to expand our recurring revenue stream.    As we continue to grow our large, global installed base with new Greenfield projects, we expect to generate incremental MRO/UE revenues related to these new projects. We typically begin to realize meaningful MRO/UE revenue streams from our new Greenfield installations one to three years after completion of the project as customers begin to discard our products in order to perform routine and preventative maintenance on in-line mechanical equipment. Once the MRO/UE cycle begins, we typically continue to realize MRO/UE revenues over the life of each installation. As a result, we expect to be able to leverage our significant recent and future Greenfield installation activity to further build our MRO/UE revenues. Since the beginning of fiscal 2008, we estimate that we have realized approximately $250 million in revenues from Greenfield projects, which represents a meaningful opportunity for us to create MRO/UE revenues in the near term. A key component of our strategy will be to continue to focus our sales organization on systematically pursuing the addressable aftermarket revenue opportunity associated with our installed base.

        Drive growth through alliances with major customers and suppliers.    We intend to continue entering into strategic alliances with other industry participants in order to enhance our growth opportunities. We have entered into framework agreements with several of our largest, multinational customers. These agreements have accelerated the timing of our involvement in specific Greenfield and MRO/UE projects and, as a result, have facilitated the identification of incremental revenue opportunities for our solutions. In addition, we intend to enter into similar agreements with certain suppliers of complementary products which will allow us to take mutual advantage of our customer relationships and enhance our cross-selling opportunities.

        Continue to offer solutions that support alternative energy initiatives and address environmental compliance and regulatory mandates.    A portion of our recent growth has been driven by the use of our products in alternative energy initiatives, including carbon capture, thermal solar and coal gasification facilities. In addition, our products help our customers monitor their facilities' environmental or other regulatory compliance. For example, we offer specialized heat traced tube bundles that allow our customers with coal fired power plants to effectively monitor their emissions under recent U.S. Environmental Protection Agency guidelines. We believe these end markets have the potential for high growth in the United States and abroad, and we intend to leverage our product offerings to capitalize on such growth.

        Selectively pursue investment opportunities.

  •
  Given the fragmented nature of the heat tracing industry, we believe that there will be opportunities to pursue value-added acquisitions at attractive valuations in the future. We plan to assess these opportunities with a focus on augmenting our extensive geographic footprint, broadening our product and service offering, expanding our technological capabilities and capitalizing on potential operating synergies.

  •
  We plan to pursue strategic investment opportunities such as the expansion of our principal manufacturing facility in San Marcos, Texas, which we expect to be substantially complete during fiscal 2012. We believe this current expansion will significantly increase production capacity and manufacturing efficiency. Additionally, the expansion will provide us with the capabilities to consider additional product lines.

Risk Factors

        There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled "Risk Factors" in this prospectus. Some of the principal risks related to our business include the following:

  •
  The markets we serve are subject to general economic conditions and cyclical demand, which could harm our business and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

  •
  A sustained downturn in the energy industry, due to oil and gas prices decreasing or otherwise, could decrease demand for some of our products and services, which could materially and adversely affect our business, financial condition and results of operations.

  •
  As a global business, we are exposed to economic, political and other risks in a number of countries, which could materially reduce our revenues, profitability or cash flows or materially increase our liabilities. If we are unable to continue operating successfully in one or more foreign countries, it may have a material adverse effect on our business and financial condition.

  •
  A failure to deliver our backlog on time could affect our future sales and profitability and our relationships with our customers, and if we were to experience a material amount of modifications or cancellations of orders, our sales could be negatively impacted.

  •
  Our future revenue depends in part on our ability to bid and win new contracts. Our failure to effectively obtain future contracts could adversely affect our profitability.

  •
  Our business strategy includes acquiring smaller, value-added companies and making investments that complement our existing business. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

        These and other risks are more fully described in the section entitled "Risk Factors" in this prospectus. If any of these risks actually occur, they could materially harm our business, prospects, financial condition and results of operations. In this event, you could lose part or all of your investment in our common stock offered hereby.

Our Principal Stockholder

        Our principal stockholder, CHS Capital LLC, or CHS, acquired its interest in us on April 30, 2010, which we refer to as the Acquisition. CHS beneficially owns 50% of our outstanding shares of common stock on a fully-diluted basis. Two other private equity firms also acquired stakes in us at the time of the Acquisition. We refer to CHS and such other firms collectively in this prospectus as our sponsors.

        CHS is a Chicago-based private equity firm with 23 years of experience investing in the middle market. Targeting well-managed companies with enterprise values between $75 and $500 million, CHS partners with management teams to focus on accelerating growth, enhancing capabilities and resources and positioning companies for attractive exits. CHS has specialized expertise in the consumer and business services; distribution; and industrial, infrastructure and energy sectors and has completed 74 platform investments and 237 add-on investments. Founded in 1988, CHS has formed five private equity funds and has $2.3 billion of committed capital in active investment funds. CHS currently manages 16 portfolio investments with combined annual revenues in excess of $4.5 billion.

Our Corporate Information

        We are incorporated in Delaware and our corporate offices are located at 100 Thermon Drive, San Marcos, TX 78666. Our telephone number is (512) 396-5801. Our website address is www.thermon.com. None of the information on our website or any other website identified herein is part of this prospectus or the registration statement of which it forms a part.

THE OFFERING

Total common stock offered	shares
Common stock offered by us	shares
Common stock offered by selling stockholders	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock to cover over-allotments, if any.
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $         million, after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us, based on an assumed offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus. We expect to use $         million of the net proceeds to prepay a portion of the $210.0 million outstanding principal amount of our 9.500% Senior Secured Notes, which mature on May 1, 2017, which we refer to as our senior secured notes, and the balance for general corporate purposes. See "Use of Proceeds."

We will not receive any proceeds from the shares sold by the selling stockholders.
Risk factors	You should carefully read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.
Proposed New York Stock Exchange symbol	We intend to apply to list our common stock on the New York Stock Exchange under the symbol "THR."

        The number of shares of our common stock to be outstanding following this offering is based on 129,552 shares of our common stock outstanding as of the date of this prospectus, but excludes                        shares of common stock reserved for issuance under our equity incentive plans, of which options to purchase 13,761 shares have been granted and are issuable at a weighted average exercise price of $1,000 per share.

        Concurrently with the pricing of this offering, we intend to grant to our executive officers and certain other employees options to purchase                        shares with an exercise price equal to the initial public offering price from the number of shares of common stock reserved for issuance under our equity incentive plans.

        Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus gives effect to and assumes the following:

  •
  the acceleration and vesting immediately prior to the consummation of this offering of options to purchase 13,761 shares of common stock at a weighted average exercise price of $1,000 per share pursuant to the terms of our existing restricted stock and stock option plan;

  •
  no exercise by the underwriters of their option to purchase up to                        additional shares of our common stock from certain selling stockholders to cover overallotments, if any;

  •
  the effectiveness of a            -for-one split of our common stock, which occurred on                                     , 2011;

  •
  the adoption of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering;

  •
  the effectiveness of a combination of our common stock into one class of voting common stock by means of a merger of one of our wholly-owned subsidiaries into us, which will occur immediately prior to the consummation of this offering; and

  •
  an initial public offering price of $            per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth certain summary historical and pro forma consolidated financial and operating data for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010, for the six months ended September 30, 2009 and September 30, 2010, and as of September 30, 2010, and certain pro forma financial information for the fiscal year ended March 31, 2010 and for the six months ended September 30, 2009 and September 30, 2010. The data set forth below should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Statements of Operations," and "Selected Historical and Pro Forma Consolidated Financial and Operating Data," each of which is contained elsewhere in this prospectus, and our consolidated financial statements and the notes thereto for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010 and for the three and six months ended September 30, 2009 and September 30, 2010, each of which is contained elsewhere in this prospectus.

        In this prospectus, we have included the condensed consolidated financial statements of Thermon Group Holdings, Inc. as of September 30, 2010 and for the period from May 1, 2010 through September 30, 2010 ("successor") and the condensed consolidated financial statements of Thermon Holdings, LLC for the fiscal years ended March 31, 2010 and March 31, 2009, for the period from August 30, 2007 through March 31, 2008, for the six months ended September 30, 2009 ("predecessor"), and for the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"). Concurrent with the consummation of the Acquisition on April 30, 2010, Thermon Holdings, LLC no longer owned any interest in us, and, beginning with the period from May 1, 2010 through September 30, 2010, we reported the consolidated financial statements of Thermon Group Holdings, Inc. We do not anticipate that there would have been any material difference in our consolidated financial statements and notes thereto for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010 and for the six months ended September 30, 2009 had such statements been prepared for Thermon Group Holdings, Inc., except as it relates to purchase accounting in connection with the Acquisition.

        The presentation of fiscal 2008 includes the combined results of the pre-predecessor and predecessor owners for fiscal 2008 and the predecessor and successor owners for the six months ended September 30, 2010, respectively. We have presented the combination of these respective periods because it provides an easier-to-read discussion of the results of operations and provides the investor with information from which to analyze our financial results in a manner that is consistent with the way management reviews and analyzes our results of operations. In addition, the combined results provide investors with the most meaningful comparison between our results for prior and future periods. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the year ended March 31, 2008 and the six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the results for the pre-predecessor and predecessor and predecessor and successor periods.

        The summary unaudited pro forma data have been prepared to give effect to the CHS Transactions (as defined below), this offering and the application of the net proceeds therefrom as if they had occurred on April 1, 2009. Assumptions underlying the pro forma adjustments are described in the section entitled "Unaudited Pro Forma Condensed Consolidated Statements of Operations—Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations" contained elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Please see "Unaudited Pro Forma Condensed Consolidated Statements of Operations—Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations" for a more detailed discussion of how pro forma adjustments are presented in our unaudited pro forma condensed consolidated statements of operations. The unaudited pro forma condensed consolidated data is provided for informational purposes only. The summary unaudited pro forma data do not purport to represent what our results of operations actually would have been if the CHS Transactions, this offering and the application of the net proceeds therefrom had occurred at any date, nor do such data purport to project the results of operations for any future period.

        As used in this prospectus, the CHS Transactions refer collectively to the equity investment in us by CHS, our other sponsors and certain members of our management team, the entry into our revolving credit facility, the repayment of amounts owed under, and the termination of, certain then-existing revolving credit and term loan facilities, the issuance of our senior secured notes and the application of the gross proceeds from the offering of our senior secured notes and the equity investment to complete the Acquisition and to pay related fees and expenses of these transactions.

	Pre-Predecessor/ Predecessor Combined (Non-GAAP)(1)	Predecessor			Predecessor/ Successor Combined (Non-GAAP)(2)
	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2008	2009	2010	2009	2010
	(dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Sales	$185,811	$202,755	$192,713	$95,557	$114,027
Cost of sales	102,946	105,456	101,401	49,814	62,390
Purchase accounting adjustments(3)	7,146	—	—	—	7,519

Gross profit	$75,719	$97,299	$91,312	$45,743	$44,118
Operating expenses:
Marketing, general and administrative and engineering expenses	46,569	48,982	46,481	20,760	25,873
Management fees	475	825	862	466	912
Amortization of intangible assets	6,716	6,627	2,426	1,180	11,641

Income from operations	$21,959	$40,865	$41,543	$23,337	$5,692
Interest expense, net	(8,207)	(9,531)	(7,351)	(3,622)	(17,750	)(4)
Gain/(loss) on disposition of PP&E	(116)	(18)	(1)	—	—
Miscellaneous income/(expense)(5)	(12,937)	(3,120)	(1,285)	(317)	(20,277)

Income (loss) from continuing operations before taxes	$699	$28,196	$32,906	$19,398	$(32,335)
Income tax benefit (expense)	(21,712)	(1,795)	(13,966)	(8,851)	18,098

Net income (loss)	$(21,013)	$26,401	$18,940	$10,547	$(14,237)

Net income (loss) per share(6):
Basic	$—	$559.28	$401.23	$223.43	$—
Diluted	$—	$490.41	$362.47	$201.84	$—
Weighted average shares outstanding(6):
Basic	—	47,205	47,205	47,205	—
Diluted	—	53,835	52,253	52,253	—
Cash distributions per share	$—	$—	$182.18	$—	$—

	Pre-Predecessor/ Predecessor Combined (Non-GAAP)(1)	Predecessor					Predecessor/ Successor Combined (Non-GAAP)(2)
	Fiscal Year Ended March 31,				Six Months Ended September 30,
	2008	2009	2010		2009		2010
	(dollars in thousands, except share and per share data)
Pro Forma Statement of Operations Data:(7)
Adjustments to pro forma net income:
Purchase accounting adjustment				—		—		7,519
Management fees				750		466		912
Amortization of purchase intangibles				(12,386)		(6,226)		3,973
Net interest expense
CHS Transactions costs				309		—		20,706
Tax effect of adjustments
Pro forma net income			$		$		$

Pro forma net income per share
Basic and diluted			$		$		$
Pro forma weighted average shares outstanding
Basic and diluted			$		$		$
Other Financial Data:
Adjusted gross margin(8)	44.6%	48.0%		47.4%		47.8%		45.3%
Adjusted EBITDA(9)	$38,023	$48,322		$46,555		$25,611		$27,237
Capital expenditures	5,315	2,708		1,587		775		1,226
Operating Data:
Backlog at end of period(10)	$77,497	$66,779		$82,459		$67,933		$85,555

	As of September 30, 2010
	Actual	As Adjusted(11)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,663	$
Accounts receivable, net	54,481
Inventory, net	27,679
Total assets	414,319
Total debt, including current portion	210,394
Total shareholders' equity	113,502

(1)
The closing of the acquisition of a controlling interest in us by affiliates of the Audax Group, which acquisition we refer to as the Audax Transaction, on August 30, 2007, established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from August 30, 2007 through March 31, 2008 ("predecessor") as compared to the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the year ended March 31, 2008 included elsewhere in this prospectus for a separate presentation of the results for the pre-predecessor and predecessor periods in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP.

(2)
The closing of the Acquisition on April 30, 2010 established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from May 1, 2010 through September 30, 2010 ("successor") as compared to the period from April 1, 2010 through April 30, 2010 ("predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the three and six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the results for the predecessor and successor periods in accordance with GAAP.

(3)
In fiscal 2008, there was a non-cash negative impact of $7.1 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Audax Transaction. In the six months ended September 30, 2010, there was a similar non-cash negative impact of $7.5 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Acquisition.

(4)
Interest expense for the six months ended September 30, 2010 of $17.8 million included increased interest and amortization related to the CHS Transactions, including interest expense on our revolving credit facility and our senior secured notes issued on April 30, 2010 to finance in part the Acquisition, as well as $2.0 million of unused bridge loan fee amortization, $3.1 million of prepayment fees and $2.6 million of accelerated amortization of the deferred debt costs associated with the repaid debt.

(5)
Miscellaneous expense for fiscal 2008 of $(12.9) million consisted primarily of $(8.8) million of non-recurring expenses related to the Audax Transaction, a $(3.9) million employee compensation transaction bonus related to the Audax Transaction, $(0.3) million of foreign exchange transaction losses and $(0.3) million of compliance fees and related costs, partially offset by $0.4 million in net miscellaneous income. Miscellaneous expense for the six months ended September 30, 2010 of $(20.3) million consisted primarily of $(20.7) million of non-recurring expenses related to the CHS Transactions and $0.6 million of income related to the reversal of our compliance reserve.

(6)
As the capital structures of the pre-predecessor, predecessor and successor are substantially different, the reported net loss per share amounts for the combined pre-predecessor/predecessor and predecessor/successor periods are not comparable and have not been presented herein. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for fiscal 2008 and the six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the net loss per share and the weighted average shares outstanding for the pre-predecessor, predecessor and successor periods.

(7)
Pro forma statement of operations data gives effect to the CHS Transactions and this offering, including the issuance by us of                         shares of our common stock at a price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the use of proceeds as set forth under "Use of Proceeds" and the termination of our management fee, as if they had occurred as of April 1, 2009. See "Unaudited Pro Forma Condensed Consolidated Statements of Operations."

(8)
Represents the difference between sales and cost of sales other than purchase accounting adjustments, divided by sales and, accordingly, does not take into account the non-cash impact of purchase accounting adjustments of $7.1 million and $7.5 million in fiscal 2008 and the six months ended September 30, 2010, respectively.

(9)
Adjusted EBITDA represents net income (loss) from continuing operations before income tax expense, interest expense, depreciation and amortization of intangibles and before transaction expenses, including those incurred in connection with the Audax Transaction and the Acquisition, non-recurring employee bonuses, and management fees paid to Audax and the sponsors. Disclosure in this prospectus of Adjusted EBITDA, which is a "non-GAAP financial measure", as defined under the rules of the Securities and Exchange Commission, or the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe this measure is meaningful to our investors to enhance their understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not as a substitute for, income from operations, net income (loss) and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented in this table and elsewhere in this prospectus:

	Pre-Predecessor/ Predecessor Combined (Non-GAAP)	Predecessor			Predecessor/ Successor Combined (Non-GAAP)
	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2008	2009	2010	2009	2010
	(dollars in thousands)
Net income (loss)	$(21,013)	$26,401	$18,940	$10,547	$(14,237)
Interest expense, net	8,207	9,531	7,351	3,622	17,750
Income tax expense	21,712	1,795	13,966	8,851	(18,098)
Depreciation and amortization expense	15,892	8,497	4,424	2,125	20,204
Audax Transaction expenses(a)	8,820	—	—	—	—
CHS Transactions expenses(b)	—	—	309	—	20,706
Other sale transaction expenses(c)	—	1,273	—	—	—
Other auction transaction expenses(d)	—	—	703	—	—
Non-recurring employee bonus(e)	3,930	—	—	—	—
Management fees(f)	475	825	862	466	912

Adjusted EBITDA	$38,023	$48,322	$46,555	$25,611	$27,237

(a)
Represents expenses related to the sale process that culminated with the successful completion of the Audax Transaction, which were incurred in fiscal 2008.

(b)
Represents expenses related to the sale process that culminated with the successful completion of the Acquisition, which were incurred during fiscal 2010 and the six months ended September 30, 2010.

(c)
Represents legal, financial and other advisory and consulting fees and expenses incurred during fiscal 2009 when affiliates of the Audax Group, who we collectively refer to as Audax, engaged in negotiations to sell their controlling interest in us. Negotiations were abandoned by the parties in fiscal 2009.

(d)
Represents legal, financial and other advisory and consulting fees and expenses incurred during fiscal 2010 when Audax commenced an auction process to sell their controlling interest in us. The auction process was abandoned by Audax in fiscal 2010.

(e)
Represents non-recurring bonuses paid to employees prior to the Audax Transaction.

(f)
Represents management fees that will terminate in connection with this offering. See "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee."
(10)
Represents the future revenue attributable to signed, but unperformed, purchase orders that set forth specific revenue amounts at the end of the applicable period.

(11)
As adjusted to reflect (i) the issuance of                     shares of common stock by us in this offering, (ii) the application of proceeds therefrom as set forth under "Use of Proceeds" and (iii) the payment of the one-time fee in the aggregate amount of $7.4 million to our sponsors in connection with the termination of the management services agreement.

RISK FACTORS

        Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in our common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also materially adversely affect our business, financial condition or results of operations. We cannot assure you that any of the events discussed in the risk factors below, or other risks, will not occur. If they do, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Certain statements in "Risk Factors" are forward-looking statements. See "Forward-Looking Statements" elsewhere in this prospectus.

Risks Related to Our Business and Industry

The markets we serve are subject to general economic conditions and cyclical demand, which could harm our business and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

        Our operating results have been and may in the future be adversely affected by general economic conditions and the cyclical pattern of certain industries in which our customers and end users operate. Demand for our products and services depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users, in particular those in the energy, chemical processing and power generation industries, and firms that design and construct facilities for these industries. These customers' expenditures historically have been cyclical in nature and vulnerable to economic downturns. Prolonged periods of little or no economic growth could decrease demand for oil and gas which, in turn, could result in lower demand for our products and a negative impact on our results of operations and cash flows. In addition, this historically cyclical demand may lead to significant shifts in our results of operations from quarter to quarter, which limits our ability to make accurate long-term predictions about our future performance.

A sustained downturn in the energy industry, due to oil and gas prices decreasing or otherwise, could decrease demand for some of our products and services, which could materially and adversely affect our business, financial condition and results of operations.

        A significant portion of our revenue historically has been generated by end-users in the upstream oil and gas markets. The businesses of most of our customers in the energy industry are, to varying degrees, cyclical and historically have experienced periodic downturns. Profitability in the energy industry is highly sensitive to supply and demand cycles and commodity prices, which historically have been volatile, and our customers in this industry historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. Customer project delays may limit our ability to realize value from our backlog as expected and cause fluctuations in the timing or the amount of revenue earned and the profitability of our business in a particular period. In addition, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

        Demand for a significant portion of our products and services depends upon the level of capital expenditure by companies in the energy industry, which depends, in part, on energy prices. Prices of oil and gas have been very volatile over the past three years, with significant increases until achieving historic highs in July 2008, followed immediately by a steep decline through 2009 and a moderate increase throughout 2010. A sustained downturn in the capital expenditures of our customers, whether due to a decrease in the market price of oil and gas or otherwise, may delay projects, decrease demand for our products and services and cause downward pressure on the prices we charge, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Such downturns, including the perception that they might continue, could have a significant negative impact on the market price of our common stock.

As a global business, we are exposed to economic, political and other risks in a number of countries, which could materially reduce our revenues, profitability or cash flows or materially increase our liabilities. If we are unable to continue operating successfully in one or more foreign countries, it may have a material adverse effect on our business and financial condition.

        For fiscal 2010, approximately 66% of our revenues were generated by outside of the United States, and approximately 40% were generated outside North America. In addition, one of our key growth strategies is to continue to expand our global footprint in emerging and high growth markets around the world, although we may not be successful in expanding our international business.

        Conducting business outside the United States is subject to additional risks, including the following:

  •
  changes in a specific country's or region's political, social or economic conditions, particularly in emerging markets;

  •
  trade relations between the United States and those foreign countries in which our customers and suppliers have operations, including protectionist measures such as tariffs and import or export licensing requirements;

  •
  restrictions on our ability to own or operate subsidiaries in, expand in and repatriate cash from, foreign jurisdictions;

  •
  exchange controls and currency restrictions;

  •
  the burden of complying with multiple and potentially conflicting laws;

  •
  potentially negative consequences from changes in U.S. and foreign tax laws;

  •
  difficulty in staffing and managing (including ensuring compliance with internal policies and controls) geographically widespread operations;

  •
  different regulatory regimes controlling the protection of our intellectual property;

  •
  difficulty in the enforcement of contractual obligations in non-U.S. jurisdictions and the collection of accounts receivable from foreign accounts; and

  •
  transportation delays or interruptions.

        One or more of these factors could prevent us from successfully expanding our presence in international markets, could have a material adverse effect on our revenues, profitability or cash flows or cause an increase in our liabilities. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business.

A failure to deliver our backlog on time could affect our future sales and profitability and our relationships with our customers, and if we were to experience a material amount of modifications or cancellations of orders, our sales could be negatively impacted.

        Our backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue. The dollar amount of backlog as of September 30, 2010 was $85.6 million. The timing of our recognition of revenue out of our backlog is subject to a variety of factors that may cause delays, many of which, including fluctuations in our customers' delivery schedules, are beyond our control. Such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis. For example, a delay in the completion of a large Greenfield project resulted in approximately several million dollars in revenue attributable to such project being realized in the quarter ended September 30, 2010, which was one quarter later than expected. Further, while we have historically experienced few order cancellations and the amount of order cancellations has not been material compared to our total contract volume, if we were to experience a significant amount of cancellations of or reductions in purchase orders, it would reduce our backlog and, consequently, our future sales and results of operations.

        Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to raw materials, an adequate and capable workforce, engineering expertise for certain projects, sufficient manufacturing capacity and, in some cases, our reliance on subcontractors. For example, we are currently evaluating the expansion of our principal manufacturing facility in San Marcos, Texas, which we expect will significantly increase our production capacity at that location. We cannot, however, provide any assurance that such expansion will be undertaken in a timely fashion, or at all, or that we will realize the gain in capacity we expect. The availability of these factors may in some cases be subject to conditions outside of our control. A failure to deliver in accordance with our performance obligations may result in financial penalties and damage to existing customer relationships, our reputation and a loss of future bidding opportunities, which could cause the loss of future business and could negatively impact our financial performance.

Our future revenue depends in part on our ability to bid and win new contracts. Our failure to effectively obtain future contracts could adversely affect our profitability.

        Our future revenue and overall results of operations require us to successfully bid on new contracts and, in particular, contracts for large Greenfield projects, which are frequently subject to competitive bidding processes. For example, for fiscal 2010, approximately 17% of our revenue consisted of designing, engineering, supplying and/or installing equipment for large Greenfield projects pursuant to competitive bids. Our revenue from major projects depends in part on the level of capital expenditures in our principal end markets, including the energy, chemical processing and power generation industries. The number of such projects we win in any year fluctuates, and is dependent upon the number of projects available and our ability to bid successfully for such projects. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors, such as competitive position, market conditions, financing arrangements and required governmental approvals. For example, a client may require us to provide a bond or letter of credit to protect the client should we fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or required governmental approvals, we may not be able to pursue particular projects, which could adversely affect our profitability.

We may be unable to compete successfully in the highly competitive markets in which we operate.

        We operate in competitive domestic and international markets and compete with highly competitive domestic and international manufacturers and service providers. The fragmented nature of the industrial electric heat tracing industry, which consists of approximately 40 companies, makes the market for our products and services highly competitive. A number of our direct and indirect competitors are major multinational corporations, some of which have substantially greater technical, financial and marketing resources than us, and additional competitors may enter these markets. Our competitors may develop products that are superior to our products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than we do to new technologies or evolving customer requirements. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings.

Volatility in currency exchange rates may adversely affect our financial condition, results of operations or cash flows.

        We may not be able to effectively manage our exchange rate and/or currency transaction risks. Volatility in currency exchange rates may decrease our revenues and profitability, adversely affect our liquidity and impair our financial condition. We have not historically entered into hedging instruments to manage our exchange rate risk.

        Our non-U.S. subsidiaries generally sell their products and services in the local currency, but obtain a significant amount of their products from our facilities located in another country, primarily the United States, Canada or Europe. In particular, significant fluctuations in the Canadian Dollar, the Russian Ruble, the Euro or the Pound Sterling against the U.S. Dollar could adversely affect our results of operations. We also bid for certain foreign projects in U.S. Dollars or Euros. If the U.S. Dollar or Euro strengthens relative to the value of the local currency, we may be less competitive in bidding for those projects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk" for additional information regarding our foreign currency exposure relating to operations.

        In order to meet our global cash management needs, we often transfer cash between the United States and foreign operations and sometimes between foreign entities. In addition, our debt service requirements are primarily in U.S. Dollars and a substantial portion of our cash flow is generated in foreign currencies, and we will need to repatriate cash to the United States in order to meet our U.S. debt service obligations, including on our senior secured notes. These transfers of cash expose us to currency exchange rate risks, and significant changes in the value of the foreign currencies relative to the U.S. Dollar could limit our ability to meet our debt obligations, including under our senior secured notes, and impair our financial condition.

        Because our consolidated financial results are reported in U.S. Dollars, and we generate a substantial amount of our sales and earnings in other currencies, the translation of those results into U.S. Dollars can result in a significant decrease in the amount of those sales and earnings. In addition, fluctuations in currencies relative to the U.S. Dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations.

Due to the nature of our business, we may be liable for damages based on product liability claims. We are also exposed to potential indemnity claims from customers for losses due to our work or if our employees are injured performing services.

        We face a risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. Although we maintain quality controls and procedures, we cannot be sure that our products will be free from defects. If any of our products prove to be defective, we may be required to replace the product. In addition, we may be required to recall or redesign such products, which could result in significant unexpected costs. Some of our products contain components manufactured by third parties, which may also have defects. In addition, if we are installing our products, we may be subject to claims that our installation caused damage or loss. Our products are often installed in our customers' or end users' complex and capital intensive facilities in inherently hazardous or dangerous industries, including energy, chemical processing and power generation, where the potential liability from risk of loss could be substantial. Although we currently maintain product liability coverage, which we believe is adequate for the continued operation of our business, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or, if available, will be adequate to cover any potential liabilities. With respect to components manufactured by third-party suppliers, the contractual indemnification that we seek from our third-party suppliers may be insufficient to cover claims made against us. In the event that we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations.

        Under our customer contracts, we often indemnify our customers from damages and losses they incur due to our work or services performed by us, as well as for losses our customers incur due to any injury or loss of life suffered by any of our employees or our subcontractor's personnel occurring on our customer's property. Many, but not all, of our customer contracts include provisions designed to limit our potential liability by excluding consequential damages and lost profits from our indemnity obligations. However, substantial indemnity claims may exceed the amount of insurance we maintain and could have a material adverse affect on our reputation, business, financial condition or results of operations.

A material disruption at any of our manufacturing facilities could adversely affect our results of operations.

        If operations at any of our manufacturing facilities were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other reasons, we may be unable to fill customer orders and otherwise meet customer demand for our products, which could adversely affect our financial performance. For example, our marketing and research & development buildings, located on the same campus as our corporate headquarters and primary manufacturing facility in San Marcos, Texas, were destroyed by a tornado in January 2007.

        Interruptions in production, in particular at our manufacturing facilities in San Marcos, Texas, or Calgary, Canada, at which we manufacture the majority of our products, could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our financial performance.

Our international operations and non-U.S. subsidiaries are subject to a variety of complex and continually changing laws and regulations and, in particular, export control regulations.

        Due to the international scope of our operations, we are subject to a complex system of laws and regulations, including regulations issued by the U.S. Department of Justice, or the DOJ, the SEC, the Internal Revenue Service, or the IRS, Customs and Border Protection, or CBP, the Bureau of Industry and Security, or BIS, the Office of Antiboycott Compliance, or OAC, and the Office of Foreign Assets Control, or OFAC, as well as the counterparts of these agencies in foreign countries. While we believe we are in material compliance with these regulations and maintain programs intended to achieve compliance, we may currently or may in the future be in violation of these regulations. In 2009, we entered into settlement agreements with BIS and OFAC, and in 2010, we entered into a settlement agreement with OAC, in each case with respect to matters we voluntarily disclosed to such agencies.

        Any alleged or actual violations may subject us to government scrutiny, investigation and civil and criminal penalties and may limit our ability to export our products or provide services outside the United States. Additionally, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

        In addition, our geographically widespread operations, coupled with our relatively smaller offices in many countries and our reliance on third party subcontractors, suppliers and manufacturers in the completion of our projects, make it more difficult to oversee and ensure that all our offices and employees comply with our internal policies and control procedures. We have in the past experienced employee theft, although the amounts involved have not been material, and we cannot assure you that we can ensure compliance with our internal control policies and procedures.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act, which we refer to as the FCPA, and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to influence foreign government officials for the purpose of obtaining or retaining business or obtaining an unfair advantage. Recent years have seen a substantial increase in the global enforcement of anti-corruption laws, with more frequent voluntary self-disclosures by companies, aggressive investigations and enforcement proceedings by both the DOJ and the SEC resulting in record fines and penalties, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. Our internal policies mandate compliance with these anti-corruption laws. We operate in many parts of the world that are recognized as having governmental corruption problems to some degree and where strict compliance with anti-corruption laws may conflict with local customs and practices. Our continued operation and expansion outside the United States, including in developing countries, could increase the risk of such violations in the future. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from unauthorized reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in severe criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, results of operations or financial condition.

Our dependence on subcontractors could adversely affect our results of operations.

        We often rely on third party subcontractors as well as third party suppliers and manufacturers to complete our projects. To the extent that we cannot engage subcontractors or acquire supplies or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price contracts, we could experience losses on these contracts. In addition, if a subcontractor or supplier is unable to deliver its services or materials according to the negotiated contract terms for any reason, including the deterioration of its financial condition or over-commitment of its resources, we may be required to purchase the services or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services or materials were needed.

We may lose money on fixed-price contracts, and we are exposed to liquidated damages risks in many of our customer contracts.

        We often agree to provide products and services under fixed-price contracts, including our turnkey solutions. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts could vary from the estimated costs on which these contracts were originally based. This may occur for various reasons, including errors in estimates or bidding, changes in availability and cost of labor and raw materials and unforeseen technical and logistical challenges, including with managing our geographically widespread operations and use of third party subcontractors, suppliers and manufacturers in many countries. These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a material adverse impact on our operating results. In addition, many of our customer contracts, including fixed-price contracts, contain liquidated damages provisions in the event that we fail to perform our obligations thereunder in a timely manner or in accordance with the agreed terms, conditions and standards.

If we lose our senior management or other key employees, our business may be adversely affected.

        Our ability to successfully operate and grow our global business and implement our strategies is largely dependent on the efforts, abilities and services of our senior management and other key employees. If we lose the services of our senior management or other key employees and are unable to find qualified replacements with comparable experience in the industry, our business could be negatively affected. Our future success will also depend on, among other factors, our ability to attract and retain qualified personnel, such as engineers and other skilled labor, and in particular management and skilled employees for our foreign operations.

Our business strategy includes acquiring smaller, value-added companies and making investments that complement our existing business. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

        Acquisitions and investments may involve cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our financial condition and operating results. Acquisitions involve numerous other risks, including:

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  diversion of management time and attention from daily operations;

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  difficulties integrating acquired businesses, technologies and personnel into our business;

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  potential loss of key employees, key contractual relationships or key customers of acquired companies or of us; and

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  assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

        We have limited experience in acquiring or integrating other businesses or making investments or undertaking joint ventures with others. It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We are subject to numerous environmental and health and safety laws and regulations, as well as potential environmental liabilities, which may require us to make substantial expenditures.

        Our operations and properties are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, the cleanup of contaminated sites and workplace health and safety. As an owner or operator of real property, or generator of waste, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination. Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, impose joint and several liability for cleanup costs, without regard to fault, on persons who have disposed of or released hazardous substances into the environment. In addition, we could become liable to third parties for damages resulting from the disposal or release of hazardous substances into the environment. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. From time to time, we could be subject to requests for information, notices of violation, and/or investigations initiated by environmental regulatory agencies relating to our operations and properties. Violations of environmental and health and safety laws can result in substantial penalties, civil and criminal sanctions, permit revocations, and facility shutdowns. Environmental and health and safety laws may change rapidly and have tended to become more stringent over time. As a result, we could incur costs for past, present, or future failure to comply with all environmental and health and safety laws and regulations. In addition, we could become subject to potential regulations concerning the emission of greenhouse gases, and while the effect of such future regulations cannot be determined at this time, they could require us to incur substantial costs in order to achieve and maintain compliance. In the ordinary course of business, we may be held responsible for any environmental damages we may cause to our customers' premises.

Additional liabilities related to taxes or potential tax adjustments could adversely impact our financial results, financial condition and cash flow.

        We are subject to tax and related obligations in the jurisdictions in which we operate or do business, including state, local, federal and foreign taxes. The taxing rules of the various jurisdictions in which we operate or do business often are complex and subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, and may assess taxes where we have not made tax filings or may audit the tax filings we have made and assess additional taxes, as they have done from time to time in the past. Some of these assessments may be substantial, and also may involve the imposition of substantial penalties and interest. In particular, in the years eligible for future audit, we consummated certain significant business transactions that we treated or intend to treat as not resulting in immediate gain for income tax purposes. Significant judgment is required in evaluating our tax positions and in establishing appropriate reserves. The resolutions of our tax positions are unpredictable. The payment of substantial additional taxes, penalties or interest resulting from any assessments could materially and adversely impact our results of operations, financial condition and cash flow.

        Even though we expect to increase our repatriation of cash earned by our non-U.S. subsidiaries to partially fund our interest payments in the United States, we will leave a portion of such cash outside the United States as permanently reinvested earnings and profits. Accordingly, our estimated annual effective tax rate is based on partial, and not full, repatriation of cash earned by our non-U.S. subsidiaries. If we have underestimated our need for repatriated cash, or our needs change, significant tax adjustments may result.

        We have anticipated the need for a valuation reserve against deferred tax assets that are expected to arise this year as we repatriate earnings to partially fund our interest payments here in the United States. We expect the deferred tax asset to arise from limitations on our ability to recover the foreign taxes paid on repatriated earnings. This calculation is complex and we may have underestimated or overestimated the need for a valuation reserve and significant tax adjustments may result.

The obligations associated with being a public company will require significant resources and management attention.

        As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended, which we refer to the Exchange Act, certain corporate governance provisions of the

Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the New York Stock Exchange, which we refer to as the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our legal, accounting and other expenses. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

        Section 404 of the Sarbanes-Oxley Act requires annual management assessments and attestation by our independent registered public accounting firm of the effectiveness of our internal control over financial reporting. Starting with the annual report for the fiscal year ending March 31, 2012, we will be required to file an annual management assessment of the effectiveness of our internal control over financial reporting with the SEC. For the fiscal year ending March 31, 2013, in addition to the management assessment, we will have to file an attestation by our independent registered public accounting firm of the effectiveness of our internal control over financial reporting with the SEC. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we or our independent registered public accounting firm may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to comply with Section 404, or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting, which could adversely affect the market price of our common stock and subject us to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for other purposes. Our revolving credit facility and indenture impose certain operating and financial restrictions, with which failure to comply could result in an event of default that could adversely affect our results of operations.

        We have substantial indebtedness. At September 30, 2010, our aggregate indebtedness, net of current portion, was $210.4 million, all of which was secured. In the six months ended September 30, 2010, our consolidated interest expense on our senior secured notes was approximately $8.3 million (which excludes interest expense resulting from debt costs relating to the CHS Transactions, our revolving credit facility and amortization). Following the completion of this offering, we expect annual interest expense on our senior secured notes to be reduced by approximately $            , assuming net proceeds to us in this offering of approximately $            , based on an assumed initial public offering price of $            per share, the mid-point of the range on the cover of this prospectus. If our cash flows and capital resources are insufficient to fund these and other debt service obligations and keep us in compliance with the covenants under our debt agreements or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot ensure that we would be able to take any of these actions, that these actions would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, which may impose significant operating and financial restrictions on us and could adversely affect our ability to finance our future operations or capital needs; obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; make strategic acquisitions or investments or enter into alliances; withstand a future downturn in our business or the economy in general; engage in business activities, including future opportunities, that may be in our interest; and plan for or react to market conditions or otherwise execute our business strategies.

        If we cannot make scheduled payments on our debt, or if we breach any of the covenants in debt agreements, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, the lenders under our revolving credit facility could terminate their commitments to lend us money and foreclose against the assets securing our borrowings, and we could be forced into bankruptcy or liquidation.

We rely heavily on trade secrets to gain a competitive advantage in the market and the unenforceability of our nondisclosure agreements may adversely affect our operations.

        The heat tracing industry is highly competitive and subject to the introduction of innovative techniques and services using new technologies. While we have patented some of our products and processes, we historically have not relied upon patents to protect our design or manufacturing processes or products, and our patents are not material to our operations or business. Instead, we rely significantly on maintaining confidential our trade secrets and other information related to our operations. Accordingly, we require all employees to sign a nondisclosure agreement to protect our trade secrets, business strategy and other proprietary information. If the provisions of these agreements are found unenforceable in any jurisdiction within which we operate, the disclosure of our proprietary information may place us at a competitive disadvantage. Even where the provisions are enforceable, the confidentiality clauses may not provide adequate protection of our trade secrets and proprietary information in every jurisdiction.

        We may be unable to prevent third parties from using our intellectual property rights, including trade secrets and know-how, without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. The unauthorized use of our trade secrets or know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged.

        We have obtained and applied for some U.S. and, to a lesser extent, foreign trademark registrations and will continue to evaluate the registration of additional trademarks. We cannot guarantee that any of our pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. In addition, we rely on a number of significant unregistered trademarks, primarily abroad, but also in the United States, in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks may be limited and could negatively affect our business.

        In addition, while we have not faced intellectual property infringement claims from others in recent years, in the event successful infringement claims are brought against us, particularly claims (under patents or otherwise) against our product design or manufacturing processes, such claims could have a material adverse affect on our business, financial condition or results of operation.

Risks Related to This Offering and Our Common Stock

There is currently no public market for our common stock and an active trading market for our common stock may never develop following this offering.

        Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on the NYSE, an active public market for our shares may not develop or be sustained after this offering and there can be no assurance as to they liquidity of any market that may develop for our common stock. If an active market does not develop, the market price and liquidity of our common stock may be adversely affected. The initial public offering price will be determined by negotiations between the underwriters, the selling stockholders and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price.

The price of our common stock could be volatile.

        The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

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  quarterly fluctuations in our operating results;

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  changes in investors' and analysts' perception of the business risks and conditions of our business or our competitors;

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  our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

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  unfavorable commentary or downgrades of our stock by equity research analysts;

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  the emergence of new sales channels in which we are unable to compete effectively;

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  disruption to our operations;

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  termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;

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  fluctuations in the stock prices of our peer companies or in stock markets in general; and

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  general economic or political conditions.

Future sales of our common stock may lower our stock price.

        If our existing stockholders sell a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after this offering, approximately                        shares of our common stock will be outstanding. This includes the                         shares of common stock that we are selling in this offering, which may be resold in the public market immediately after this offering.

        We expect that the remaining                        shares, representing        % of our total outstanding shares of our common stock following this offering, will become available for resale in the public market as shown in the chart below. Our directors and executive officers, and the holders of all of our outstanding shares and vested options, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Barclays Capital Inc. and Jefferies & Company, Inc. may, in their sole discretion and without notice, release all or any portion of the shares of common stock subject to lock-up agreements. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
shares or %	On the date of this prospectus
shares or %	Up to and including 180 days after the date of this prospectus
shares or %	More than 180 days after the date of this prospectus, of which , or %, are subject to volume, manner of sale and other limitations under Rule 144, and of which , or %, are subject to the restrictions on open market transfers pursuant to the terms of our Securityholder Agreement (as described below under "Certain Relationships and Related Party Transactions—Lock-up Agreements")

        Immediately prior to the consummation of this offering, options to purchase                        shares of our common stock will vest and become immediately exercisable. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options under the our existing option plan as well as all shares of our common stock that may be covered by additional options and other awards granted under the our new 2011 long-term incentive plan. See "Compensation Discussion and Analysis—Fiscal Year 2011 Compensation Decisions and Events—2011 Long-Term Incentive Plan." Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

        In addition, commencing 180 days following this offering, the holders of                        shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Available for Future Sale."

Investors in this offering will suffer immediate and substantial dilution.

        The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $            per share, the mid-point range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in an amount of $            per share of common stock. See "Dilution."

        Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2010, 13,761 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $1,000 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

An increase in interest rates may cause the market price of our common stock to decline.

        Like all equity investments, an investment in our common stock is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments. Reduced demand for our common stock resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common stock to decline.

Our existing stockholders will exert significant influence over us after the completion of this offering, and their interests may not coincide with yours.

        After this offering, CHS and its affiliates will own, in the aggregate, approximately        % of our outstanding common stock. CHS and its affiliates, together with the investment funds associated with the other sponsors, will own, in the aggregate, approximately        % of our outstanding common stock. These percentages will decrease to        % and        %, respectively, if the underwriters exercise their over-allotment option in full. As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions. In addition, following this offering, pursuant to the terms of our Securityholder Agreement (as described below in "Certain Relationships and Related Party Transactions—Securityholder Agreement"), CHS will continue to have the ability to designate a majority of our board of directors. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. In addition, this concentration of ownership may delay or prevent a change in control of our company, even if that change in control would benefit our stockholders. This significant concentration of stock ownership and voting power may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. See "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions" for further information about the equity interests held by our sponsors and their respective affiliates.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price could decline.

        The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of the U.S. federal securities laws in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "will," "future" and similar terms and phrases are intended to identify forward-looking statements in this prospectus.

        Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. The statements include but are not limited to statements regarding: (i) our plans to strategically pursue emerging growth opportunities in diverse regions and across industry sectors; (ii) our plans to secure more Greenfield project bids; (iii) our ability to generate more MRO/UE revenue from our existing and future installed base; (iv) our ability to timely deliver backlog; (v) our ability to respond to new market developments and technological advances; (vi) our expectations regarding energy consumption and demand in the future and its impact on our future results of operations; (vii) our plans to develop strategic alliances with major customers and suppliers; (viii) our expectations that our revenues will continue to increase; (ix) our belief in the sufficiency of our cash flows to meet our needs for the next year; (x) our expectations regarding our expansion of our principal manufacturing facility in San Marcos, Texas; and (xi) our intended use of proceeds from this offering.

        Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, (i) general economic conditions and cyclicality in the markets we serve; (ii) future growth of energy and chemical processing capital investments; (iii) changes in relevant currency exchange rates; (iv) our ability to comply with the complex and dynamic system of laws and regulations applicable to international operations; (v) a material disruption at any of our manufacturing facilities; (vi) our dependence on subcontractors and suppliers; (vii) our ability to obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; (viii) competition from various other sources providing similar heat tracing products and services, or other alternative technologies, to customers; (ix) our ability to attract and retain qualified management and employees, particularly in our overseas markets; (x) our ability to continue to generate sufficient cash flow to satisfy our liquidity needs; (xi) the extent to which federal, state, local and foreign governmental regulation of energy, chemical processing and power generation products and services limits or prohibits the operation of our business; and (xii) other factors discussed in more detail under the caption "Risk Factors." Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements contained in this prospectus ultimately prove to be accurate. See also "Risk Factors" included elsewhere in this prospectus regarding the additional factors that have impacted or may impact our business and operations.

        Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required to do so under applicable securities laws.

 USE OF PROCEEDS

        Based upon an assumed initial public offering price of $            per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $             million, after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $             million. See "Underwriting."

        We intend to use the net proceeds from this offering received by us to prepay $             million of the $210.0 million outstanding principal amount of our 9.500% Senior Secured Notes, which mature on May 1, 2017, and for general corporate purposes. We expect to use $             million of the net proceeds to prepay ten percent of aggregate outstanding principal amount of the senior secured notes at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The 9.500% Senior Secured Notes were issued in connection with the Acquisition by our wholly owned subsidiary, Thermon Industries, Inc. The proceeds were used to fund a portion of the purchase price for the Acquisition.

        We will not receive any proceeds from the shares sold by the selling stockholders.

        For additional information regarding our liquidity and outstanding indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $             million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

        Since the consummation of the CHS Transactions on April 30, 2010, we have not declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock. We currently intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law and other factors. In particular, the indenture governing our senior secured notes and our revolving credit facility limit our ability to pay dividends from cash generated from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

 CAPITALIZATION

        The following table sets forth our total capitalization as of September 30, 2010:

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  on an actual basis; and

  •
  on an as adjusted basis to give effect to (i) the adoption of our amended and restated certificate of incorporation to authorize the issuance of up to                        shares of common stock and                        shares of undesignated preferred stock immediately prior to the consummation of this offering, (ii) the combination of our common stock into one class of voting common stock by means of a merger of one of our wholly-owned subsidiaries into the Company immediately prior to the consummation of this offering, and (iii) the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $            per share, the mid-point range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described in "Use of Proceeds."

        The table below should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Statements of Operations," "Selected Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As Adjusted(1)
	(unaudited) (in thousands)
Total debt:
Foreign revolving credit facilities(2)	$394
U.S. commercial and standby letter of credit facility(3)	—
Revolving credit facility	—
Senior secured notes	210,000

Total debt	$210,394
Stockholders' equity(4):
Common stock, $0.001 par value per share; 200,000 shares authorized and 129,252 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—
Preferred stock, $0.001 par value per share; no shares authorized and no shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—
Paid in capital	129,252
Accumulated comprehensive income	(1,780)
Retained earnings	(13,970)
Total stockholders' equity	113,502

Total capitalization	$323,896

(1)
A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase total debt by $             million, would increase or decrease additional paid-in capital by $             million and would decrease or increase total shareholders' equity and would increase or decrease total capitalization each by $             million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would decrease or increase total debt by

  $             million, would increase or decrease additional paid-in capital by $             million, and would decrease or increase total shareholders' equity and would increase or decrease total capitalization each by approximately $             million, assuming the assumed initial public offering price of $            per share, the mid-point of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

(2)
As of September 30, 2010, our European, Indian, Japanese and Australian subsidiaries have revolving credit facilities with an aggregate capacity thereunder of approximately $8.1 million with Deutsche Bank Nederland, N.V., ICICI Bank Limited, Bank of Tokyo Mitsubishi and National Australia Bank Ltd., respectively. In addition, we have a number of other foreign credit facilities, pursuant to which standby letters of credit, bank guarantees or performance bonds are issued for the purpose of bidding on or securing certain customer contracts. As of September 30, 2010, we had $0.4 million indebtedness for borrowed money, $5.0 million in standby letters of credit and bank guarantees, and $1.6 million in surety bonds outstanding. The Indian subsidiary has also issued $2.7 million in custom bonds.

(3)
Our U.S. subsidiaries have an open credit facility with JPMorgan Chase Bank, N.A. secured by cash used to obtain commercial and standby letters of credit and to support foreign exchange contracts. As of September 30, 2010, there was $0.4 million in standby letters of credit outstanding under the facility. In addition, as of September 30, 2010, the U.S. subsidiaries had $1.4 million in performance bonds outstanding with a surety company.

(4)
Reflects (i) a $129.2 million equity investment consisting of approximately $112.5 million from our sponsors and approximately $16.7 million of reinvestments from certain members of management and key employees of the Company, together with certain former managers of the Company, who we refer to collectively as the management investors, that were made to the Company (the Company applied the cash contribution towards the financing of the Acquisition and related CHS Transactions), (ii) the elimination of the historical members' equity accounts resulting from the CHS Transactions, (iii) net loss of $(14.0) million for the period from May 1, 2010 through September 30, 2010 and (iv) currency translation adjustment that negatively impacted shareholders' equity by $(1.8) million. We refer to our sponsors and the management investors collectively as the equity investors.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

        Our net tangible book value at September 30, 2010 was $(0.2) million, and our net tangible book value per share was $(1.28). Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at September 30, 2010.

        After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 2010 would have been $             million, or $            per share. This represents an immediate increase in net tangible book value per share of $             to the existing stockholders and dilution in net tangible book value per share of $            to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2010
Increase per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering
Dilution of net tangible book value per share to new investors	$

        The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

        The following table summarizes, on the same pro forma basis as of September 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $             million, assuming the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' option to purchase additional common stock to cover any overallotment is exercised in full, the pro forma net tangible book value per share as of September 30, 2010 would be approximately $            per share and the dilution in pro forma net tangible book value per share to new common stockholders would be $            per share. Furthermore, the percentage of our common stock held by existing equity owners would decrease to approximately        % and the percentage of our common stock on a fully-diluted basis held by new common stockholders would increase to approximately        %.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

        The following unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2010, the period from April 1, through April 30, 2010 ("predecessor"), the period from May 1, through September 30, 2010 ("successor") and the six months ended September 30, 2009 ("predecessor") are based on our historical consolidated financial statements and give effect to the CHS Transactions and this offering, including the issuance by us of                        shares of our common stock at a price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the use of proceeds as set forth under "Use of Proceeds" and the termination of our management fee, as if they had occurred as of April 1, 2009.

        The unaudited pro forma condensed consolidated financial data includes unaudited pro forma adjustments that are directly attributable to the CHS Transactions and this offering. In addition, with respect to the unaudited pro forma condensed consolidated statements of operations, the unaudited pro forma adjustments are expected to have a continuing impact on the consolidated results.

        Pro forma adjustments were made to reflect the:

  •
  increase in amortization expense for changes in the estimated fair values of the acquired intangible assets of the Company;

  •
  increase in interest expense resulting from additional indebtedness incurred in connection with our senior secured notes and our revolving credit facility, along with the amortization of debt issuance costs on our senior secured notes, net of the reduction in interest expense resulting from the repayment of $            of our outstanding indebtedness using the net proceeds from this offering and assuming an offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

  •
  increase in the number of basic shares outstanding by                        and the number of diluted shares outstanding by                         ;

  •
  elimination of the transaction expenses related to the Acquisition;

  •
  elimination of the management fee which is being terminated in connection with this offering; and

  •
  the income tax effect of the pro forma adjustments.

        The Acquisition has been accounted for as a purchase in accordance with the applicable Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, guidance. We have allocated the excess of the purchase price over the net assets acquired to intangible assets and goodwill. The preliminary allocation to intangible assets and goodwill is based on management's best estimate of the fair value of the intangible assets (including trademarks, developed technology, customer list, backlog, certifications and non-compete agreements) and is consistent with the methodology applied during 2007 in connection with the Audax Transaction. We have not allocated any of the excess purchase price to the acquired tangible assets or liabilities assumed, except for inventory, but rather utilized their current carrying value as we believe these carrying values approximate fair value, although we have not completed a third party valuation of the acquired assets or liabilities. The pro forma data presented will be revised based upon final calculations and the resolution of purchase price adjustments as additional information becomes available. The final allocation of the purchase price in the Acquisition will be determined at a later date and depends on a number of factors, including the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed in the Acquisition. An independent third-party appraiser will perform a valuation of these assets as of the closing date of the Acquisition, and upon a final valuation the purchase allocation will be adjusted. Such final adjustments, including changes to depreciation and amortization resulting from the allocation of purchase price to amortizable tangible and intangible assets, may be material. This valuation will be based on the net tangible and intangible assets and liabilities as of the closing date of the Acquisition.

        We believe that the assumptions used to derive the unaudited pro forma condensed consolidated financial data are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and related notes of Thermon Holdings, LLC and Thermon Group Holdings, Inc., as applicable, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the CHS Transactions or this offering been completed as of the dates and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the completion of the CHS Transactions or this offering.

 Thermon Holdings, LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended March 31, 2010

	Thermon Historical(a)	CHS Transaction Adjustments		Offering Adjustments			Thermon Pro Forma
	(dollars in thousands)
Sales	$192,713	$—			$—			$192,713
Cost of sales	101,401	—			—			101,401

Gross profit	91,312	—			—			91,312
Operating Expenses
Management fees	862	1,250	(c)		(2,000	)(h)		112
Other marketing, general and administrative and engineering	46,481	—			—			46,481 (j)
Amortization of other intangible assets	2,426	12,386	(d)		—			14,812

Income from operations	41,543	(13,636)			2,000			29,907
Other income/(expense)
Interest income	6	—			—			6
Interest expense	(7,357)	(15,571	)(e)
Gain/(loss) on disposition of property, plant and equipment	(1)	—			—			(1)
Miscellaneous income/(expense)	(1,285)	309	(f)		—			(976)

	(8,637)	(15,262)
Income before provision for income taxes	32,906	(28,898)
Income taxes	(13,966)	10,114	(g)

Net income/(loss)	$18,940	$(18,784)		$			$

See accompanying notes

Thermon Group Holdings, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended September 30, 2010

	Successor	Predecessor
	For the Period From May 1, through September 30, 2010(a)	For the Period From April 1 through April 30, 2010(a)	CHS Transaction Adjustments		Offering Adjustments			Thermon Pro Forma
	(dollars in thousands)
Sales	$100,964	$13,063	$—			—			$114,027
Cost of sales	63,462	6,447	(7,519	)(b)		—			62,390

Gross profit	37,502	6,616	7,519			—			51,637
Operating Expenses
Management fees	833	79	104	(c)		(1,016	)(h)		—
Other marketing, general and administrative and engineering	21,689	4,184	—			—			25,873	(j)
Amortization of other intangible assets	11,426	215	(3,973	)(d)		—			7,668

Income from operations	3,554	2,138	11,388			1,016			18,096
Other income/expense
Interest income	3	7	—			—			10
Interest expense	(11,531)	(6,229)	6,341	(e)
Success fees to owners related to the CHS Transaction	(3,022)	(4,716)	7,738			—			—
Miscellaneous income/(expense)	(3,638)	(8,901)	13,050	(f)		—			511

	(18,188)	(19,839)	27,129
Income before provision for income taxes	(14,634)	(17,701)	$38,517
Income taxes	664	17,434	(13,481	)(g)

Net income/(loss)	$(13,970)	$(267)	$25,036		$			$

See accompanying notes

 Thermon Group Holdings, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended September 30, 2009

	Thermon Historical(a)	CHS Transaction Adjustments		Offering Adjustments			Thermon Pro Forma
	(dollars in thousands)
Sales	$95,557	$—			$—			$95,557
Cost of sales	49,814	—			—			49,814

Gross profit	45,743	—			—			45,743
Operating Expenses
Management fees	466	534	(c)		(1,000	)(h)		—
Other marketing, general and administrative and engineering	20,760	—			—			20,760
Amortization of other intangible assets	1,180	6,226			—			7,406

Income from operations	23,337	(6,760)			1,000			17,577
Other income/expense
Interest income	21	—			—			21
Interest expense	(3,643)	(7,822	)(e)
Miscellaneous income/(expense)	(317)	—			—			(317)

	(3,939)	(7,822)
Income before provision for income taxes	19,398	(14,582)						5,816
Income taxes	(8,851)	5,104	(g)

Net income/(loss)	$10,547	$(9,478)		$			$

See accompanying notes

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations:

Note 1—Basis of Presentation

        On March 26, 2010, Thermon Group, Inc., which we refer to as TGI, entered into a stock purchase agreement with Thermon Holdings, LLC, which we refer to as Seller, and Thermon Holding Corp., which we refer to as THC, Seller's wholly owned subsidiary, providing for the Acquisition. Upon the closing of the Acquisition on April 30, 2010, THC became a wholly owned subsidiary of TGI, which in turn is a wholly owned subsidiary of the Company. The Company is currently owned by the equity investors. After accounting for subsequent working capital and other post-closing adjustments required by the stock purchase agreement, the purchase price as of September 30, 2010 was estimated to be $320.9 million, including the estimated remaining income tax adjustment and restricted cash payment obligations at September 30, 2010 of approximately $1.8 million.

        The following table summarizes the estimated fair value of the assets and liabilities assumed:

Assets acquired:
Cash and cash equivalents	$2,852
Accounts receivable, net	40,595
Inventories, net	32,325
Other current assets	11,756
Property, plant and equipment	22,629
Identifiable intangible assets	143,438
Goodwill	134,917
Other noncurrent assets	284

Total assets	388,796
Liabilities assumed:
Current liabilities	21,282
Other long-term debt
Noncurrent deferred tax liability	45,351
Other noncurrent liabilities	1,263

Total liabilities	67,896

Purchase price	320,900
Less: cash	(2,852)

Purchase price net of cash	$318,048

        The Company's allocation of the purchase price is contingent upon the receipt of a final third-party valuation and additional analysis is necessary to finalize the allocation. The current estimates of intangible asset allocation were determined by using the same proportional allocations as those established when a controlling interest in the Company was acquired by affiliates of the Audax Group in 2007. See note 5 to our unaudited consolidated financial statements for the six months ended September 30, 2010 for further detail regarding the adjustments to net tangible and intangible assets and liabilities.

        The accompanying unaudited pro forma condensed consolidated statements of operations have been prepared to give effect to the CHS Transactions and this offering, including the issuance by us of                        shares of our common stock at a price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the use of proceeds as set forth under "Use of Proceeds" and the termination of the management fee, as if they had occurred as of April 1, 2009. Management believes the assumptions used to prepare this unaudited pro forma

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations:—(continued)

Note 1—Basis of Presentation—(continued)

condensed consolidated statements of operations provide a reasonable basis for presenting the significant effects directly attributable to the transaction.

Note 2—Pro Forma Adjustments

(a)
Represents the historical consolidated results of operations of Thermon Holdings, LLC for the year ended March 31, 2010, the period from April 1, through April 30, 2010 ("predecessor"), the period from May 1, through September 30, 2010 ("successor") and the six months ended September 30, 2009 ("predecessor"), as applicable.

(b)
Represents an adjustment to cost of revenues for the non-recurring fair value adjustment to inventory recorded at acquisition, which currently is reflected in the historical financial statements included elsewhere in this prospectus.

(c)
Represents the net increase in management fees resulting from the CHS Transactions, calculated as follows:

		Six Months Ended September 30,
	Year Ended March 31, 2010
		2009	2010
	(dollars in thousands)
Sponsors Management Fee(i)	$2,000	$1,000	$167
Less: Historical Management Fee(ii)	(750)	(466)	(63)

Net adjustment to Management Fee	$1,250	$534	$104

(i)
Represents an annual management fee of $2.0 million that we are required to pay CHS for certain financial, strategic, advisory and consulting services (see "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee").

(ii)
Represents the elimination of historical management fee paid to Audax for the respective time periods.
(d)
Represents the incremental amortization expense for the unaudited pro forma fair value adjustment to the intangible assets of the Company (including trademarks, developed technology, customer list, backlog, certifications and non-compete agreements), amortized on a straight line basis over estimated useful lives ranging from 16 months to 20 years (consistent with the historical useful lives of the intangible assets and consistent with the assigned estimated useful lives from the acquisition of the Company by Audax). The incremental amortization expense does not include additional amortization for backlog related to contracts with estimated useful lives ranging from three months to five months as these are not considered recurring in nature due to their short estimated useful lives. The incremental amortization related to such short lived intangibles was approximately $5.0 million, $5.0 million and $5.0 million for the year ended March 31, 2010 and the six months ended September 30, 2010 and September 30, 2009, respectively. For additional information regarding the determination of fair value estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations:—(continued)

Note 2—Pro Forma Adjustments—(continued)

        Other intangible assets at September 30, 2010 consist of the following:

	Estimated Life	Net Carrying Amount
Trademarks	—	$64,328
Developed technology	20 years	14,536
Customer list	10 years	41,695
Backlog	3-16 months	9,188
Certification	—	1,076
Non-compete agreements	5 years	986
Other	—	757

Total		$132,566

(e)
Represents the net increase in interest expense from the incurrence of indebtedness in connection with the CHS Transactions, calculated as follows:

		Six Months Ended September 30,
	Year Ended March 31, 2010
		2009	2010
	(dollars in thousands)
Interest expense on our senior secured notes(i)	$(19,950)	$(9,976)	$(1,663)
Interest expense on our revolving credit facility(ii)	(300)	(150)	(25)
Amortization of debt issuance costs related to our senior secured notes and our revolving credit facility(iii)	(2,678)	(1,339)	(223)

Pro forma additional interest expense	(22,928)	(11,465)	(1,911)

Elimination of historical interest expense(iv)	7,357	3,643	8,252

Net adjustment to interest expense	$(15,571)	$(7,822)	$6,341

(i)
Represents the increase in interest expense related to our senior secured notes in the aggregate principal amount of $210.0 million, bearing an interest rate of 9.500% per annum;

(ii)
Represents the increase in interest expense related to the undrawn portion of the $40.0 million revolving credit facility, bearing a commitment fee of 0.75% per annum.

(iii)
Represents the straight-line amortization of debt issuance costs related to our senior secured notes and our revolving credit facility over a seven-year and five-year period, respectively.

(iv)
The adjustment related to the six months ended September 30, 2010 includes non-recurring debt transaction costs that were recorded as interest expense during the periods.
(f)
Represents an adjustment to miscellaneous expense for non-recurring expenses directly related to the CHS Transactions which currently are reflected in the historical financial statements included elsewhere in this prospectus.

(g)
Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments attributed to the CHS Transactions and this offering at a statutory tax rate of 35.0%.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations:—(continued)

Note 2—Pro Forma Adjustments—(continued)

(h)
Represents the elimination of the management fees, which are being terminated concurrently with the consummation of this offering. In connection with such termination, we will pay a cash termination fee in the aggregate amount of $7.4 million to our sponsors, which will be recorded as a one-time cash charge. See "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee."

(i)
Represents a $             million net decrease in interest expense from the reduction in our outstanding indebtedness using the net proceeds to us as set forth under "Use of Proceeds" from the assumed sale by us of                        shares of our common stock at a price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(j)
Pursuant to outstanding stock option agreements with employees, all outstanding option awards shall vest and become exercisable immediately prior to the consummation of this offering. We estimate that the stock-based compensation expense for the remainder of fiscal 2011 will be $1.4 million with quarterly stock compensation charges continuing thereafter. Assuming this offering is completed in the first quarter of fiscal 2012, we estimate that we will record stock-based compensation expenses of approximately $5.5 million in the first quarter of fiscal 2012.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED
FINANCIAL AND OPERATING DATA

        The following tables set forth certain selected historical and pro forma consolidated financial and operating data as of and for the fiscal years ended March 31, 2006, March 31, 2007, March 31, 2008, March 31, 2009 and March 31, 2010 and for the six months ended September 30, 2009 and September 30, 2010, as of September 30, 2010 and certain pro forma financial information for the fiscal year ended March 31, 2010 and for the six months ended September 30, 2009 and September 30, 2010. The data set forth below should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and "Unaudited Pro Forma Condensed Consolidated Statements of Operations," each of which is contained elsewhere in this prospectus, and our consolidated financial statements and the notes thereto for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010 and for the three and six months ended September 30, 2009 and September 30, 2010, each of which is contained elsewhere in this prospectus.

        In this prospectus, we have included the condensed consolidated financial statements of Thermon Group Holdings, Inc. as of September 30, 2010 and for the period from May 1, 2010 through September 30, 2010 ("successor") and the condensed consolidated financial statements of Thermon Holdings, LLC for the fiscal years ended March 31, 2010 and March 31, 2009, for the period from August 30, 2007 through March 31, 2008, for the six months ended September 30, 2009 ("predecessor"), and for the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"). Concurrent with the consummation of the Acquisition on April 30, 2010, Thermon Holdings, LLC no longer owned any interest in us, and, beginning with the period from May 1, 2010 through September 30, 2010, we reported the consolidated financial statements of Thermon Group Holdings, Inc. We do not anticipate that there would have been any material difference in our consolidated financial statements and notes thereto for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010 and for the six months ended September 30, 2009 had such statements been prepared for Thermon Group Holdings, Inc., except as it relates to purchase accounting in connection with the Acquisition.

        The presentation of fiscal 2008 includes the combined results of the pre-predecessor and predecessor owners for fiscal 2008 and the predecessor and successor owners for the six months ended September 30, 2010, respectively. We have presented the combination of these respective periods because it provides an easier-to-read discussion of the results of operations and provides the investor with information from which to analyze our financial results in a manner that is consistent with the way management reviews and analyzes our results of operations. In addition, the combined results provide investors with the most meaningful comparison between our results for prior and future periods. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the year ended March 31, 2008 and the six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the results for the pre-predecessor and predecessor and predecessor and successor periods.

        The unaudited pro forma data have been prepared to give effect to the CHS Transactions, this offering and the application of the net proceeds therefrom as if they had occurred on April 1, 2009. Assumptions underlying the pro forma adjustments are described in the section entitled "Unaudited Pro Forma Condensed Consolidated Statements of Operations—Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations" contained elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Please see "Unaudited Pro Forma Condensed Consolidated Statements of Operations—Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations" for a more detailed discussion of how pro forma adjustments are presented in our unaudited pro forma condensed consolidated statements of operations. The unaudited pro forma condensed consolidated data is provided for informational purposes only. The unaudited pro forma data do not purport to represent what our results of operations actually would have been if the CHS Transactions, this offering and the application of the net proceeds therefrom had occurred at any date, nor do such data purport to project the results of operations for any future period.

	Pre-Predecessor		Pre-Predecessor/ Predecessor Combined (Non-GAAP)(1)	Predecessor			Predecessor/ Successor Combined (Non-GAAP)(2)
	Year Ended March 31,					Six Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
	(dollars in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Sales	$120,362	$121,410	$185,811	$202,755	$192,713	$95,557	$114,027
Cost of sales	64,421	66,102	102,946	105,456	101,401	49,814	62,390
Purchase accounting adjustments(3)	—	—	7,146	—	—	—	7,519

Gross profit	$55,941	$55,308	$75,719	$97,299	$91,312	$45,743	$44,118
Operating expenses:
Marketing, general and administrative and engineering	38,837	37,361	46,569	48,982	46,481	20,760	25,873
Management fees	—	—	475	825	862	466	912
Amortization of intangible assets	—	—	6,716	6,627	2,426	1,180	11,641

Income from operations	$17,104	$17,947	$21,959	$40,865	$41,543	$23,337	$5,692
Interest income	35	64	167	94	6	21	10
Interest expense	(935)	(882)	(8,374)	(9,625)	(7,357)	(3,643)	(17,760	)(4)
Gain/(loss) on disposition of property, plant and equipment	74	428	(116)	(18)	(1)	—	—
Success fees to owners related to the CHS Transactions(5)	—	—	—	—	—	—	(7,738)
Miscellaneous income/(expense)(5)	79	(1,400)	(12,937)	(3,120)	(1,285)	(317)	(12,539)

Income (loss) from continuing operations before provision for income taxes	$16,357	$16,157	$699	$28,196	$32,906	$19,398	$(32,335)
Income tax benefit (expense)	(5,148)	(5,429)	(21,712)	(1,795)	(13,966)	(8,851)	18,098

Income (loss) from continuing operations	$11,209	$10,728	$(21,013)	$26,401	$18,940	$10,547	$(14,237)
Discontinued operations:
Income from operations (less applicable income tax provision (benefit) of ($79) and $229 in 2006 and 2007)	(153)	446	—	—	—	—	—
Gain on disposal of discontinued operations (less applicable income tax of $112 in 2007)	—	219	—	—	—	—	—

Net income (loss)	$11,056	$11,393	$(21,013)	$26,401	$18,940	$10,547	$(14,237)

Net income (loss) per share(6):
Basic	$198.45	$272.02	$—	$559.28	$401.23	$223.43	$—
Diluted	$193.24	$265.68	$—	$490.41	$362.47	$201.84	$—
Weighted average shares outstanding(6):
Basic	55,713	41,883	—	47,205	47,205	47,205	—
Diluted	57,213	42,883	—	53,835	52,253	52,253	—
Cash distributions per share	—	$142.42	—	—	$182.18	—	—

	Pre-Predecessor		Pre-Predecessor/ Predecessor Combined (Non-GAAP)(1)	Predecessor			Predecessor/ Successor Combined (Non-GAAP)(2)
	Year Ended March 31,					Six Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
	(dollars in thousands, except share and per share data)
Pro Forma Statement of Operations Data(7):
Adjustments to pro forma net income:
Purchase accounting adjustment					—	—	7,519
Management fees					750	466	912
Amortization of purchase intangibles					(12,386)	(6,226)	3,973
Net interest expense
CHS Transactions costs					309	—	20,706
Tax effect of adjustments
Pro forma net income

Pro forma net income per share
Basic and diluted
Pro forma weighted average shares outstanding
Basic and diluted
Other Financial Data:
Adjusted gross margin(8)	46.4%	45.5%	44.6%	48.0%	47.4%	47.8%	45.3%
Adjusted EBITDA(9)	$18,608	$19,548	$38,023	$48,322	$46,555	$25,611	$27,237
Capital expenditures	1,246	6,432	5,315	2,708	1,587	775	1,226
Operating Data:
Backlog at end of period(10)	$34,093	$52,229	$77,497	$66,779	$82,459	$67,933	$85,555

	Pre-Predecessor		Pre-Predecessor/ Predecessor Combined (Non-GAAP)(10)	Predecessor		Predecessor/Successor Combined (Non-GAAP)
	As of March 31,					As of September 30, 2010
	2006	2007	2008	2009	2010	Actual	As Adjusted(11)
		(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,142	$2,062	$6,474	$13,402	$30,147	$15,663	$
Accounts receivable, net	26,524	27,924	45,016	37,874	41,882	54,481
Inventory, net	14,360	18,766	25,136	25,103	22,835	27,679
Total assets	65,046	72,769	213,301	193,736	221,116	414,319
Total debt	15,081	11,809	120,951	99,032	109,249	210,394
Total shareholders'/members' equity	26,371	30,515	20,345	38,214	55,074	113,502

(1)
The closing of the Audax Transaction on August 30, 2007 established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from August 30, 2007 through March 31, 2008 ("predecessor") as compared to the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to our historical consolidated financial statements and notes thereto for the year ended March 31, 2008 included elsewhere in this prospectus for a separate presentation of the results for the pre-predecessor and predecessor periods in accordance with GAAP.

	For the Period From April 1, Through August 29, 2007 (Pre-Predecessor)	For the Period From August 30, 2007 Through March 31, 2008 (Predecessor)	Year Ended March 31, 2008 (Pre-Predecessor/ Predecessor Combined)
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$61,615	$124,196	$185,811
Cost of revenues	33,801	76,291	110,092

Gross profit	27,814	47,905	75,719
Marketing, general and administrative and engineering	17,182	29,862	47,044
Amortization of intangible assets	—	6,716	6,716

Income from operations	10,632	11,327	21,959
Interest income	13	154	167
Interest expense	(440)	(7,934)	(8,374)
Gain/(loss) on disposition of property, plant and equipment	(75)	(41)	(116)
Miscellaneous income/(expense)	(9,222)	(3,715)	(12,937)

Income (loss) before provision for income taxes	908	(209)	699
Income tax expense	(1,693)	(20,019)	(21,712)

Net income (loss)	$(785)	$(20,228)	$(21,013)

Net income (loss) per share:
Basic	$(19.70)	$(428.51)	$—
Diluted	$(19.70)	$(428.51)	$—
Weighted average shares outstanding:
Basic	39,850	47,205	—
Diluted	39,850	47,205	—
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(10,573)	$9,328	$(1,245)
Investing activities	194	(150,150)	(149,956)
Financing activities	10,870	147,280	158,150
Effect of exchange rates on cash and cash equivalents	1,147	16	1,163
Capital expenditures	1,085	4,230	5,315
Depreciation and amortization	654	15,629	16,283
(2)
The closing of the Acquisition on April 30, 2010 established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from May 1, 2010 through September 30, 2010 ("successor") as compared to the period from April 1, 2010 through April 30, 2010 ("predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to our historical consolidated financial statements and notes thereto for the three and six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the results for the predecessor and successor periods in accordance with GAAP.

	For the Period From April 1, Through April 30, 2010 (Predecessor)	For the Period From May 1, 2010 Through September 30, 2010 (Successor)	Six Months Ended September 30, 2010 (Predecessor/ Successor Combined)
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$13,063	$100,964	$114,027
Cost of revenues	6,447	55,943	62,390
Purchase accounting non-cash adjustment		7,519	7,519

Gross profit	6,616	37,502	44,118
Marketing, general and administrative and engineering	4,263	22,522	26,785
Amortization of intangible assets	215	11,426	11,641

Income from operations	2,138	3,554	5,692
Interest income	7	3	10
Interest expense	(6,229)	(11,531)	(17,760)
Success fees to owners related to the CHS Transactions	(4,716)	(3,022)	(7,738)
Miscellaneous income/(expense)	(8,901)	(3,638)	(12,539)

Income (loss) before provision for income taxes	(17,701)	(14,634)	(32,335)
Income tax benefit	17,434	664	18,098

Net income (loss)	$(267)	$(13,970)	$(14,237)

Net income (loss) per share:
Basic	$(5.11)	$(108.08)	$—
Diluted	$(5.11)	$(108.08)	$—
Weighted average shares outstanding:
Basic	52,253	129,252	—
Diluted	52,253	129,252	—
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(6,402)	$6,628	$226
Investing activities	(1,494)	(319,177)	(320,671)
Financing activities	(19,385)	328,330	308,945
Capital expenditures	(97)	(1,129)	(1,226)
Depreciation and amortization	392	12,293	12,685
Purchase accounting adjustment to cost of goods sold	—	7,519	7,519
Amortization of deferred debt cost to interest expense	2,586	2,839	5,425
Effect of exchange rates on cash and cash equivalents	(14)	(118)	(132)
(3)
In fiscal 2008, there was a non-cash negative impact of $7.1 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Audax Transaction. In the six months ended September 30, 2010, there was a similar non-cash negative impact of $7.5 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Acquisition.

(4)
Interest expense for the six months ended September 30, 2010 of $17.8 million included increased interest and amortization related to the CHS Transactions, including interest expense on our revolving credit facility and our senior secured notes issued on April 30, 2010 to finance in part the Acquisition, as well as $2.0 million of unused bridge loan fee amortization, $3.1 million of prepayment fees and $2.6 million of accelerated amortization of the deferred debt costs associated with the repaid debt.

(5)
Miscellaneous expense for fiscal 2008 of $(12.9) million consisted primarily of $(8.8) million of non-recurring expenses related to the Audax Transaction, a $(3.9) million employee compensation transaction bonus related to the Audax Transaction, $(0.3) million of foreign exchange transaction losses and $(0.3) million of compliance fees and related costs, partially offset by $0.4 million in net miscellaneous income. Miscellaneous expense for the six months ended September 30, 2010 of $(20.3) million consisted primarily of $(20.7) million of non-recurring expenses related to the CHS Transactions and $0.6 million of income related to the reversal of our compliance reserve.

(6)
As the capital structures of the pre-predecessor, predecessor and successor are substantially different, the reported net loss per share amounts for the combined pre-predecessor/predecessor and predecessor/successor periods are not comparable and have not been presented herein. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for fiscal 2008 and the six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the net loss per share and the weighted average shares outstanding for the pre-predecessor, predecessor and successor periods.

(7)
Pro forma statement of operations data gives effect to the CHS Transactions and this offering, including the issuance by us of                         shares of our common stock at a price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the use of proceeds as set forth under "Use of Proceeds" and the termination of our management fee, as if they had occurred as of April 1, 2009. See "Unaudited Pro Forma Condensed Consolidated Statements of Operations."

(8)
Represents the difference between sales and cost of sales other than purchase accounting adjustments, divided by sales and, accordingly, does not take into account the non-cash impact of purchase accounting adjustments of $7.1 million and $7.5 million in fiscal 2008 and the six months ended September 30, 2010, respectively.

(9)
Adjusted EBITDA represents net income (loss) from continuing operations before income tax expense, interest expense, depreciation and amortization of intangibles and before transaction expenses, including those incurred in connection with the Audax Transaction and the Acquisition, non-recurring employee bonuses, and management fees paid to Audax and the sponsors. Disclosure in this prospectus of Adjusted EBITDA, which is a "non-GAAP financial measure", as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe this measure is meaningful to our investors to enhance their understanding of our financial performance. Although Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not as a substitute for, income from operations, net income (loss) and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented in this table and elsewhere in this prospectus:

	Pre-Predecessor			Pre-Predecessor/ Predecessor Combined (Non-GAAP)	Predecessor				Predecessor/ Successor Combined (Non-GAAP)
	Fiscal Year Ended March 31,							Six Months Ended September 30,
	2006	2007		2008	2009		2010	2009	2010
				(dollars in thousands)
Net income (loss)	$11,056	$11,393		$(21,013)	$26,401		$18,940	$10,547	$(14,237)
Interest expense, net	900	818		8,207	9,531		7,351	3,622	17,750
Income tax expense	5,148	5,429		21,712	1,795		13,966	8,851	(18,098)
Depreciation and amortization expense	1,504	1,398		15,892	8,497		4,424	2,125	20,204
Audax Transaction expenses(a)	—	—		8,820	—		—	—	—
CHS Transactions expenses(b)	—	—		—	—		309	—	20,706
Other sale transaction expenses	—	510(c	)	—	1,273(d	)	—	—	—
Other auction transaction expenses(e)	—	—		—	—		703	—	—
Non-recurring employee bonus(f)	—	—		3,930	—		—	—	—
Management fees(g)	—	—		475	825		862	466	912

Adjusted EBITDA	$18,608	$19,548		$38,023	$48,322		$46,555	$25,611	$27,237

  (a)
  Represents expenses related to the sale process that culminated with the successful completion of the Audax Transaction, which were incurred in fiscal 2008.

  (b)
  Represents expenses related to the sale process that culminated with the successful completion of the Acquisition, which were incurred during fiscal 2010 and the six months ended September 30, 2010.

  (c)
  Represents legal, financial and other advisory and consulting fees and expenses incurred in fiscal 2007 when our founder and his family, our controlling stockholders at the time, engaged in negotiations to sell their controlling interest in us. This transaction was ultimately abandoned by the parties in fiscal 2007.

  (d)
  Represents legal, financial and other advisory and consulting fees and expenses incurred during fiscal 2009 when Audax engaged in negotiations to sell their controlling interest in us. Negotiations were abandoned by the parties in fiscal 2009.

  (e)
  Represents legal, financial and other advisory and consulting fees and expenses incurred during fiscal 2010 when Audax commenced an auction process to sell their controlling interest in us. The auction process was abandoned by Audax in fiscal 2010.

  (f)
  Represents non-recurring bonuses paid to employees prior to the Audax Transaction.

  (g)
  Represents management fees that will terminate in connection with this offering. See "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee."
(10)
Represents the future revenue attributable to signed, but unperformed, purchase orders that set forth specific revenue amounts at the end of the applicable period.

(11)
As adjusted to reflect the issuance of                         shares of common stock by us in this offering and application of proceeds therefrom as set forth under "Use of Proceeds."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and related notes included elsewhere in this prospectus. The discussions in this section contain forward-looking statements that involve risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results could differ materially from those discussed below.

Overview

        We are one of the largest providers of highly engineered thermal solutions for process industries. For over 50 years, we have served a diverse base of thousands of customers around the world in attractive and growing markets, including energy, chemical processing and power generation. We are a global leader and one of the few thermal solutions providers with a global footprint and a full suite of products and services required to deliver comprehensive solutions to complex projects. We serve our customers locally through a global network of sales and service professionals and distributors in more than 30 countries and through our four manufacturing facilities on three continents. These global capabilities and longstanding relationships with some of the largest multinational energy, chemical processing, power and EPC companies in the world have enabled us to diversify our revenue streams and opportunistically access high growth markets worldwide. For the six months ended September 30, 2010, 72% of our revenues were generated outside of the United States.

        Revenue.    Our revenues are derived from providing customers with a full suite of innovative and reliable heat tracing solutions, including electric and steam heat tracing, tubing bundles, control systems, design optimization, engineering services and installation services. Our sales are primarily to industrial customers for petroleum and chemical plants, oil and gas production facilities and power generation facilities. Demand for industrial heat tracing solutions falls into two categories: (i) new facility construction, which we refer to as Greenfield projects, and (ii) recurring maintenance, repair and operations and facility upgrades or expansions, which we refer to as MRO/UE. Greenfield construction projects often require comprehensive heat tracing solutions. We believe that Greenfield revenue consists of sales revenues by customer in excess of $1 million annually (excluding sales to agents, who typically resell our products to multiple customers), and typically includes most orders for projects related to facilities that are new or that are built independent of existing facilities. We refer to sales revenues by customer of less than $1 million annually, which we believe are typically derived from MRO/UE, as MRO/UE revenue. Based on our experience, we believe that $1 million in annual sales is an appropriate threshold for distinguishing between Greenfield revenue and MRO/UE revenue. However, we often sell our products to intermediaries or subcontract our services; accordingly, we have limited visibility into how our products or services may ultimately be used and can provide no assurance that our categorization may accurately reflect the sources of such revenue. Furthermore, our customers do not typically enter into long-term forward maintenance contracts with us. In any given year, certain of our smaller Greenfield projects may generate less than $1 million in annual sales, and certain of our larger plant expansions or upgrades may generate in excess of $1 million in annual sales, though we believe that such exceptions are few in number and insignificant to our overall results of operations.

        Cost of sales.    Our cost of revenues includes primarily the cost of raw material items used in the manufacture of our products, cost of ancillary products that are sourced from external suppliers and construction labor cost. Additional costs of revenue include contract engineering cost directly associated to projects, direct labor cost, external sales commissions, and other costs associated with our manufacturing/fabrication shops. The other costs associated with our manufacturing/fabrication shops are mainly indirect production costs, including depreciation, indirect labor costs, and the costs of manufacturing support functions such as logistics and quality assurance. Key raw material costs include polymers, copper, stainless steel, insulating material, and other miscellaneous parts related to products manufactured or assembled as part of our heat tracing solutions. Historically, the cost of our primary raw materials have been stable and readily available from multiple suppliers, and we have been generally successful with passing along raw material cost increases to our customers. Therefore, increases in the cost of key raw materials of our products have not generally affected our gross margins. We cannot provide any assurance, however, that we may be able to pass along such cost increases to our customers in the future, and if we are unable to do so, our results of operations may be adversely affected.

        Operating expenses.    Our marketing, general and administrative and engineering expenses are primarily comprised of compensation and related costs for sales, marketing, pre-sales engineering and administrative personnel, as well as other sales related expenses and other costs related to research and development, insurance, professional fees, the global integrated business information system, provisions for bad debts and warranty.

        Key drivers affecting our results of operations.    Our results of operations and financial condition are affected by numerous factors, including those described above under "Risk Factors" and elsewhere in this prospectus and those described below:

  •
  Timing of Greenfield projects.  Our results of operations in recent years have been impacted by the various construction phases of large Greenfield projects. On very large projects, we are typically designated as the heat tracing provider of choice by the project owner. We then engage with multiple contractors to address incorporating various heat tracing solutions throughout the overall project. Our largest Greenfield projects may generate revenue for several quarters. In the early stages of a Greenfield project, our revenues are typically realized from the provision of engineering services. In the middle stages, or the material requirements phase, we typically experience the greatest demand for our heat tracing cable, at which point our revenues tend to accelerate. Revenues tend to decrease gradually in the final stages of a project and are generally derived from installation services and demand for electrical panels and other miscellaneous electronic components used in the final installation of heat tracing cable, which we frequently outsource from third-party manufacturers. We tend to experience higher margins in the middle stages of a Greenfield project, when the demand for our manufactured products is at its highest. By contrast, we tend to experience lower margins in the beginning and final stages of a Greenfield project, when demand is highest for our lower margin engineering and installation services and outsourced electronic components.

  •
  Cyclicality of end-users' markets.  Demand for our products and services depends in large part upon the level of capital and maintenance expenditures of our customers and end users, in particular those in the energy, chemical processing and power generation industries, and firms that design and construct facilities for these industries. These customers' expenditures historically have been cyclical in nature and vulnerable to economic downturns. Greenfield projects, and in particular large Greenfield projects (i.e., new facility construction projects generating in excess of $5 million in annual sales), have been a substantial source of revenue growth in recent years, and Greenfield revenues tend to be more cyclical than MRO/UE revenues. In recent years we have noted particular cyclicality in capital spending for new facilities in Asia, Eastern Europe and the Middle East. A sustained decrease in capital and maintenance spending or in new facility construction by our customers could have a material adverse effect on the demand for our products and services and our business, financial condition and results of operations.

  •
  Impact of product mix.  As a comprehensive provider of heat tracing solutions, we provide both our products and services to both Greenfield and MRO/UE customers. We tend to experience lower margins from our design optimization, engineering, installation and maintenance services than we do from sales of our heating cable, tubing bundle and control system products. We also tend to experience lower margins from our outsourced products, such as electrical switch gears and transformers, than we do from our manufactured products. Accordingly, our results of operations are impacted by our mix of products and services. For MRO/UE orders, the sale of our manufactured products typically represents a higher proportion of the overall revenues associated with such order than the provision of our services. Greenfield projects, on the other hand, require a higher level of our services than MRO/UE orders. Therefore, we typically realize higher margins from MRO/UE revenues than Greenfield revenues.

  •
  Large and growing installed base.  Customers typically use the incumbent heat tracing provider for MRO/UE projects to avoid complications and compatibility problems associated with switching providers. Therefore, with the significant Greenfield activity we have experienced in recent years, our installed base has continued to grow, and we expect that such installed base will continue to generate ongoing high margin MRO/UE revenues. For fiscal 2010, MRO/UE sales comprised approximately 60% of our consolidated revenues.

  •
  Seasonality of MRO/UE revenues.  Revenues realized from MRO/UE orders tend to be less cyclical than Greenfield projects and more consistent quarter over quarter, although MRO/UE revenues are impacted by seasonal factors. MRO/UE revenues are typically highest during the third fiscal quarter, as most of our customers perform preventative maintenance prior to the winter season.

Stock-Based Compensation Expense

        On October 20, 2010 and October 27, 2010, our board of directors granted employees options to purchase 13,761 shares of our common stock, each with an exercise price of $1,000 per share, pursuant to the terms of our existing restricted stock and stock option plan. Pursuant to the outstanding stock option agreements, all outstanding option awards shall vest and become exercisable immediately prior to the consummation of this offering. We estimate that the stock-based compensation expense for the remainder of fiscal 2011 will be $1.4 million with quarterly stock compensation charges continuing thereafter. Assuming this offering is completed in the first quarter of fiscal 2012, we estimate that we will record stock-based compensation expenses of approximately $5.5 million in the first quarter of fiscal 2012.

Critical Accounting Policies and Estimates

        The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. Our most significant financial statement estimates include revenue recognition, allowances for bad debts, warranty reserves, inventory reserves and potential litigation claims and settlements.

        Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be materially different from the estimates.

        Revenue recognition.    Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

        Construction contract revenues are recognized using the percentage-of-completion method, primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognized in the period they are determined. Revenues recognized in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognized using the completed contract method.

        Estimating allowances, specifically the allowance for doubtful accounts and the adjustment for excess and obsolete inventories.    We make estimates about the uncollectability of our accounts receivable. We specifically analyze accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. Our allowance for doubtful accounts was $2.4 million and $1.8 million at September 30, 2010 and March 31, 2010, respectively. We also write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair value based on assumptions of future demand and market conditions. Our allowance for excess and obsolete inventories was $1.1 million and $1.2 million at September 30, 2010 and March 31, 2010, respectively. Our allowance for the warranty on our sold products and installations was $0.7 million at both September 30, 2010 and March 31, 2010. Significant judgments and estimates must be made and used in connection with establishing these allowances. Material differences may result in the amount and timing of our bad debt and inventory obsolescence if we made different judgments or utilized different estimates or if actual results varied materially from our estimates.

        Valuation of long-lived, goodwill and other intangible assets.    Separable intangible assets that have finite lives are amortized over their useful lives. Goodwill and indefinite lived intangible assets are not amortized, but are reviewed for impairment annually, or more frequently if impairment indicators arise. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. GAAP requires that "push down" accounting be applied for wholly owned subsidiaries if the ownership is 95 percent or more. In connection with the CHS Transactions, goodwill has been allocated to our entities in the United States, Canada and Europe accordingly. As such, we have identified three reporting units: United States, Canada and Europe, for goodwill impairment testing, which are at a level below our one operating segment. Factors considered important which could trigger an impairment review include the following:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  •
  significant negative industry or economic trends.

        When it is determined that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate. As of September 30, 2010, we had goodwill of approximately $133.2 million, including the impact of the CHS Transactions. There have been no impairments of goodwill during the nine months ended September 30, 2010 and 2009.

        Business combinations.    We allocate the purchase price in connection with the CHS Transactions to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the purchase price over these fair values is recorded as goodwill. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. The significant purchased intangible assets recorded by us include trademarks, customer relationships, backlog and developed technology. The fair values assigned to the identified intangible assets are discussed in detail in Note 5 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

        Critical estimates in valuing certain intangible assets include, without limitation, future expected cash flows from customer relationships, acquired developed technologies and trademarks and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed, as more fully discussed in Note 5 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

        Accounting for income taxes.    We account for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. We expect to establish a valuation allowance in the 2011 fiscal year, as we expect a comparable amount of foreign taxes paid on repatriated earnings will not be currently recoverable against U.S. income taxes, and future recoverability is not reasonably assured at this time.

        Loss contingencies.    We accrue for probable losses from contingencies including legal defense costs, on an undiscounted basis, when such costs are considered probable of being incurred and are reasonably estimable. We periodically evaluate available information, both internal and external, relative to such contingencies and adjust this accrual as necessary. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operation. In the six months ended September 30, 2010, we reduced our reserve for compliance costs from $0.7 million to $0.1 million due to the settlement with OAC of allegations that certain of our subsidiaries had committed apparent violations of antiboycott laws.

Results of Operations

        The following table sets forth our statements of operations as a percentage of sales for the periods indicated.

	Pre- Predecessor/ Predecessor Combined (Non-GAAP)(1)		Predecessor						Predecessor/ Successor Combined (Non-GAAP)(2)
							Six Months Ended September 30,
	2008		2009		2010		2009		2010
Consolidated Statements of Operations Data:
Sales	$185,811	100%	$202,755	100%	$192,713	100%	$95,557	100%	$114,027		100%
Cost of sales	102,992	55	105,456	52	101,401	53	49,814	52	62,390		55
Purchase accounting adjustments(3)	7,100	4	—	0	—	0	—	0	7,519		7

Gross profit	$75,719	41%	$97,299	48%	$91,312	47%	$45,743	48%	$44,118		39%
Operating Expenses:
Marketing, general and administrative and engineering	$46,569	25%	$48,982	24%	$46,481	24%	$20,760	22%	$25,873		23%
Management fees	475	0	825	0	862	0	466	0	912		1
Amortization of intangible assets	6,716	4	6,627	3	2,426	1	1,180	1	11,641		10

Income from operations	$21,959	12%	$40,865	20%	$41,543	22%	$23,337	24%	$5,692		5%
Interest expense, net	(8,207)	(4)	(9,531)	(5)	(7,351)	(4)	(3,622)	(4)	(17,750	)(4)	(16)
Success fees to owners related to the CHS Transactions	—	0	—	0	—	0	—	0	(7,738	)(5)	(7)
Miscellaneous income/(expense)	(13,053)	(7)	(3,138)	(2)	(1,286)	(1)	(317)	0	(12,539	)(5)	(11)

Income (loss) from continuing operations before provision for income taxes	$699	0%	$28,196	14%	$32,906	17%	$19,398	20%	$(32,335)		(28)%
Income tax benefit (expense)	(21,712)	(12)	(1,795)	(1)	(13,966)	(7)	(8,851)	(9)	18,098		16

Income (loss) from continuing operations	$(21,013)	(11)%	$26,401	13%	$18,940	10%	$10,547	11%	$(14,237)		(12)%
Net income (loss)	$(21,013)	(11)%	$26,401	13%	$18,940	10%	$10,547	11%	$(14,237)		(12)%

(1)
The closing of the Audax Transaction on August 30, 2007 established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from August 30, 2007 through March 31, 2008 ("predecessor") as compared to the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the year ended March 31, 2008 included elsewhere in this prospectus for a separate presentation of the results for the pre-predecessor and predecessor periods in accordance with GAAP.

(2)
The closing of the Acquisition on April 30, 2010 established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from May 1, 2010 through September 30, 2010 ("successor") as compared to the period from April 1, 2010 through April 30, 2010 ("predecessor"). Except for purchase accounting adjustments, the results for the two combined periods are comparable. Therefore, we believe that combining the two periods into a single period for comparative purposes gives the most clarity for the users of this financial information. Please refer to notes 1 and 2 to the "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the three and six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the results for the predecessor and successor periods in accordance with GAAP.

(3)
In fiscal 2008, there was a non-cash negative impact of $7.1 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Audax Transaction. In the six months ended September 30, 2010, there was a similar non-cash negative impact of $7.5 million to cost of sales and, consequently, gross profit due to a purchase accounting adjustment related to the Acquisition.

(4)
Interest expense for the six months ended September 30, 2010 of $17.8 million included increased interest and amortization related to the CHS Transactions, including interest expense on our revolving credit facility and our senior secured notes issued on April 30, 2010 to finance in part the Acquisition, as well as $2.0 million of unused bridge loan fee amortization, $3.1 million of prepayment fees and $2.6 million of accelerated amortization of the deferred debt costs associated with the repaid debt.

(5)
Miscellaneous income (expense) for the six months ended September 30, 2010 of $(20.3) million consisted primarily of $(20.7) million of non-recurring expenses related to the CHS Transactions and $0.6 million of income related to the reversal of our compliance reserve.

Six Months Ended September 30, 2010 (Combined) Compared to the Six Months Ended September 30, 2009 (Non-GAAP)

        We have prepared our consolidated and combined financial statements as if Thermon Group Holdings, Inc. ("successor") had been in existence throughout all relevant periods. The historical financial and other data prior to the Acquisition, which occurred on April 30, 2010 and which established a new basis of accounting, have been prepared using the historical results of operations and bases of the assets and liabilities of Thermon Holdings, LLC and its subsidiaries ("predecessor"). Our historical financial data prior to April 30, 2010 may not necessarily be indicative of our future performance. For comparability to the periods discussed herein, please refer to note (2) to the table presented in "Selected Historical and Pro Forma Consolidated Financial and Operating Data."

        Revenues.    Revenues for the six months ended September 30, 2010 combined, which we refer to as YTD 2011, were $114.0 million, compared to $95.6 million for the six months ended September 30, 2009, which we refer to as YTD 2010, an increase of $18.4 million, or 19.3%, mostly due to an increase of $14.5 million in MRO/UE revenue as compared to YTD 2010, as a result of overall increased capital spending in the oil and gas and chemical processing end markets that fueled demand for MRO/UE activity. Revenues increased in all geographies during YTD 2011, with revenue in Canada accounting for $9.7 million of the increase.

        Gross profit and margin.    Gross profit totaled $44.1 million in YTD 2011, compared to $45.7 million in YTD 2010, a decrease of $1.6 million. As a percentage of revenues, gross profit decreased to 38.7% in YTD 2011 from 47.9% in YTD 2010. In YTD 2011 there was a non-cash $7.5 million negative impact to gross profit due to a purchase accounting adjustment related to the CHS Transactions. Under purchase accounting rules, inventories that were carried at lower of cost or market are stepped up to fair value, which eliminates gross profit in the period in which the units are sold. Excluding the purchase accounting adjustment, gross margin would have been 45.3% in YTD 2011. In addition, YTD 2010 gross margin was positively affected by a $1.8 million favorable adjustment related to the release of contingencies on long-term projects in Russia. After taking into account this adjustment, gross margin would have been 45.9% in YTD 2010. Adjusted gross margin decreased marginally by 0.6%. These adjusted gross margins of 45.3% and 45.9% for YTD 2011 and YTD 2010, respectively, are in line with our expected normalized range of gross margins. No discernible series of events or factors were responsible for the negligible decline in adjusted gross margin over such period.

        Marketing, general and administrative and engineering.    Marketing, general and administrative and engineering costs were $26.8 million in YTD 2011, compared to $21.3 million in YTD 2010, an increase of $5.5 million, or 25.8%. As a percentage of revenues, marketing, general and administrative and engineering expenses increased to 23.5% in YTD 2011 from 22.2% in YTD 2010. The increase is primarily related to an increase in expenses to address personnel needs to meet growing customer demand. The expenses contributing to this increase include $1.3 million in increased incentive compensation as well as an increase in salaries and benefits of $0.8 million. In addition, there is an increase of $0.7 million in professional fees and an increase in research and development expenses of $0.1 million.

        Amortization of intangible assets.    Amortization of intangible assets was $11.6 million in YTD 2011, compared to $1.2 million in YTD 2010, an increase of $10.4 million due to the amortization of certain intangible assets associated with the CHS Transactions.

        Interest expense.    Interest expense was $17.8 million in YTD 2011, compared to $3.6 million in YTD 2010, an increase of $14.2 million. This was partially due to the higher levels of indebtedness incurred in the CHS Transactions and, to a lesser extent, the higher interest rates on our senior secured notes, which increased our monthly interest expense by approximately $1.2 million. The one-time financing costs included $3.1 million in prepayment penalties, $2.6 million in accelerated amortization of deferred debt costs associated with repaid debt and $2.0 million in full amortization of our bridge loan fee.

        Miscellaneous expense.    Miscellaneous expense was $12.5 million in YTD 2011, compared to miscellaneous income of $0.3 million in YTD 2010, an increase of $12.2 million. Miscellaneous expense in YTD 2011 consisted primarily of $9.5 million of professional fees and expenses related to the completed CHS Transactions, $0.6 million income related to adjustment of compliance liabilities and foreign exchange transaction gains and other miscellaneous income of $0.9 million. Miscellaneous expense in YTD 2010 consisted primarily of nominal charges for professional fees and expenses related to proposed capital transactions and foreign exchange transaction losses offset by a small gain in sales of fixed assets. None of the individual components in miscellaneous income or expense totaled more than $0.1 million.

        Income taxes.    Income taxes were $18.1 million (benefit) in YTD 2011, compared to an $8.9 million tax expense in YTD 2010, an increase of $27.0 million from YTD 2010. The effective tax rates were 55.9% (benefit) in YTD 2011 and 45.62% in YTD 2010. Our anticipated annual effective benefit rate of approximately 4.9% has been applied to our consolidated pre-tax loss for the period from May 1, 2010 through September 30, 2010. This benefit rate is less than the U.S. statutory rate primarily due to the amount of buyer's expense stemming from the CHS Transactions that is estimated to be nondeductible (an effect of approximately 15.8 percentage points) and a valuation allowance established in connection with our anticipated foreign tax credit and other carry-forwards for U.S. taxation purposes (an effect of approximately 1.2 percentage points) plus equity in earnings of our subsidiaries of 5.6% that is not considered for U.S. tax purposes. See Note 13, Income Taxes, to our unaudited consolidated financial statements for the six months ended September 30, 2010, included elsewhere in this prospectus, for further detail on income taxes.

        Net income.    Net loss was $14.2 million in YTD 2011 as compared to net income of $10.5 million in YTD 2010, a decrease of $24.7 million. The primary reason for the decrease in net income was a result of the CHS Transactions. Because of the CHS Transactions in YTD 2011, amortization of intangible assets increased $18.0 million (including $7.5 million in purchase accounting related to cost of sales) over the same period in the prior year. In addition, interest expense increased $14.1 million over the prior period. During YTD 2011, the Company also incurred $20.7 million in transaction costs directly related to the CHS Transactions. These charges to income represent a total of $59.8 million (before tax) offset by a decrease in tax expense of $26.94 million due to the tax benefit of $18.5 million recorded in YTD 2011.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

        Revenues.    Revenues for fiscal 2010 were $192.7 million, compared to $202.8 million for fiscal 2009, a decrease of $10.1 million or 5.0%. Revenues from large Greenfield projects decreased by $7.6 million in fiscal 2010. Smaller Greenfield projects and MRO/UE combined for a decline of $2.5 million in fiscal 2010. The reduction in large Greenfield projects is primarily related to the completion of several oil and gas projects during fiscal 2010 that were largely realized in fiscal 2009 and therefore generated less revenue in fiscal 2010. The reduction of MRO/UE revenue in fiscal 2010 was due to an $11.2 million decrease in the Eastern Hemisphere revenue offset by increased MRO/UE revenue in the Western Hemisphere of $8.7 million.

        Revenues in our Western Hemisphere area decreased to $117.3 million in fiscal 2010 from $124.6 million in fiscal 2009, a decrease of $7.3 million or 5.8%, mainly due to the near completion of a large Greenfield project located in Canada. Specifically, we had one large Greenfield project in Canada that accounted for a $17.2 million decrease in revenue in fiscal 2010 as compared to fiscal 2009. This reduction was offset by increased MRO/UE revenue of $8.7 million and other Canadian projects that began in fiscal 2010 and accelerated in YTD 2011. Revenues from our Eastern Hemisphere area decreased to $75.3 million in fiscal 2010 from $78.1 million in fiscal 2009, a decrease of $2.8 million or 3.5%. Eastern Hemisphere revenues were marked by an overall a decline in MRO/UE revenue offset by an increase in Greenfield revenue. The decrease in Eastern Hemisphere MRO/UE revenue is attributable to a downturn in capital spending in our end markets, which tends to be due to the cyclical nature of capital spending in Asia and in Eastern Europe.

        Gross profit and margin.    As a percentage of revenues, gross profit was 47.4% for fiscal 2010 as compared to 48.0% for fiscal 2009. Gross profit totaled $91.3 million for fiscal 2010, compared to $97.3 million for fiscal 2009, a decrease of $6.0 million, or 6.2%, from fiscal 2009, which is largely attributable to a decrease in revenues over the same period. The gross margins of 47.4% and 48.0% for fiscal 2010 and fiscal 2009, respectively, are in line with our expected normalized range of gross margins. No discernible series of events or factors were responsible for the negligible decline in gross margin over such period.

        Marketing, general and administrative and engineering.    As a percentage of revenues, marketing, general and administrative and engineering expenses totaled 24.6% for both fiscal 2010 and fiscal 2009. Marketing, general and administrative and engineering expenses were $47.3 million for fiscal 2010, compared to $49.8 million for fiscal 2009, a decrease of $2.5 million, or 5.0%, from fiscal 2009. The decrease in operating expense is primarily due to the decrease in incentive expense due to lower business activity in fiscal 2010 from that of fiscal 2009.

        Amortization of intangible assets.    Amortization of intangible assets was $2.4 million in fiscal 2010, compared to $6.6 million in fiscal 2009, a decrease of $4.2 million from fiscal 2009, due to the amortization of certain intangible assets associated with the Audax Transaction. The decrease in amortization expense was due to certain short-term intangible assets that were fully amortized prior to fiscal 2010.

        Interest expense.    Interest expense was $7.4 million in fiscal 2010, compared to $9.6 million in fiscal 2009, a decrease of $2.2 million, or 22.9%, from fiscal 2009. The decrease is a primarily due to higher debt levels during fiscal 2009 and a reduction in interest rates during fiscal 2010.

        Miscellaneous expense.    Miscellaneous expense was $1.3 million in fiscal 2010 compared to $3.1 million in fiscal 2009, a decrease of $1.8 million, or 58.1%, from fiscal 2009. Miscellaneous expense in fiscal 2010 consisted primarily of $1.0 million of professional fees and expenses related to capital transactions and miscellaneous expenses of $0.3 million. Miscellaneous expense in fiscal 2009 consisted primarily of $1.3 million of professional fees and expenses related to capital transactions, $0.8 million of foreign exchange transaction losses and a $1.2 million charge related to self-reported export compliance violations, partially offset by $0.2 million of miscellaneous income.

        Income taxes.    Income taxes were $14.0 million in fiscal 2010 compared to $1.8 million in fiscal 2009, an increase of $12.2 million. The effective tax rate was 42.6% in fiscal 2010 and 6.4% in fiscal 2009. Excluding the effects of the non-cash change in the deferred tax liability related to deemed foreign income, the effective tax rates would be approximately 33.4% and 35.0% in fiscal 2010 and fiscal 2009, respectively. The deemed foreign income relates to the debt outstanding of our Canadian subsidiary that originated in the Audax Transaction. The swings in the effective tax rates is primarily due to the deemed foreign income related to debt outstanding of our Canadian subsidiary and the impact of rate differences of international subsidiaries.

        Net income.    Net income was $19.0 million in fiscal 2010 as compared to $26.4 million in fiscal 2009, a decrease of $7.4 million. The decrease in net income was primarily related to a non-cash charge to deferred taxes. The effect of the deferred taxes related to our Canadian debt and represented a decrease in net income of $11.4 million.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008 (Combined) (Non-GAAP)

        We have prepared our consolidated and combined financial statements as if Thermon Holdings, LLC ("predecessor") had been in existence throughout all relevant periods. The historical financial and other data prior to the Audax Transaction, which established a new basis of accounting, have been prepared using the historical results of operations and bases of the assets and liabilities of Thermon Industries, Inc. and its subsidiaries ("pre-predecessor"). Our historical financial data prior to August 30, 2007 may not necessarily be indicative of our future performance. For comparability to the periods discussed herein, please refer to note (1) to the table presented in "Selected Historical and Pro Forma Consolidated Financial and Operating Data."

        Revenues.    Revenues for fiscal 2009 were $202.8 million, compared to $185.8 million for fiscal 2008, an increase of $17.0 million, or 9.1%. The increase in revenue in fiscal 2009 is mostly attributable to a large Greenfield project in Canada. Sales to several of our customers associated with this project accounted for a $19.7 million increase in revenue in fiscal 2009 as compared to fiscal 2008. This revenue increase was offset by a decrease in other Greenfield projects of $3.2 million. MRO/UE revenue worldwide was comparable at approximately $160 million for both fiscal 2009 and fiscal 2008.

        Revenues in our Western Hemisphere area increased to $124.6 million in fiscal 2009 from $117.0 million in fiscal 2008, an increase of $7.6 million, or 6.5%, mainly due to the aforementioned project in Canada, partially offset by lower Greenfield sales within the United States. The decline in U.S. Greenfield revenue was due to the completion of a large refinery modernization project in fiscal 2008. Revenues from our Eastern Hemisphere area increased to $78.1 million in fiscal 2009 from $68.8 million in fiscal 2008, an increase of $9.3 million, or 13.5%, mainly due to growth in MRO/UE revenue of approximately $11.8 million, which we believe was due to the cyclical nature of capital spending in Asia and in Eastern Europe, which increase was offset in part by a decrease in Eastern Hemisphere Greenfield revenue of $2.5 million.

        Gross profit and margin.    As a percentage of revenues, gross profit improved to 48.0% for fiscal 2009 from 40.8% for fiscal 2008. Gross profit totaled $97.3 million for fiscal 2009, compared to $75.7 million for fiscal 2008, an increase of $21.6 million or 28.5% from fiscal 2008. In fiscal 2008 there was a non-cash charge of $7.1 million that adversely affected gross profit due to a purchase accounting adjustment related to the Audax Transaction. Under purchase accounting rules, inventories that were carried at lower of cost or market are stepped up to fair value which eliminates the gross profit in the period in which the units are sold. Excluding the purchase accounting adjustment, gross margin would have been 44.6% in fiscal 2008, which is in line with our expected normalized range of gross margins. The relative improvement in gross margin during fiscal 2009 was due partly to the number of significant ongoing Greenfield projects in their middle, material requirements phases.

        Marketing, general and administrative and engineering.    As a percentage of revenues, marketing, general and administrative and engineering expenses decreased slightly to 24.6% for fiscal 2009 from 25.3% for fiscal 2008. Marketing, general and administrative and engineering expenses were $49.8 million for fiscal 2009, compared to $47.0 million for fiscal 2008, an increase of $2.8 million, or 6.0%, for fiscal 2008. The increase is primarily due to higher salaries expense related to headcount additions and additional incentive compensation expense related to the increase in revenues and profits.

        Amortization of intangible assets.    Amortization of intangible assets was $6.6 million in fiscal 2009, compared to $6.7 million in fiscal 2008, a decrease of $0.1 million from fiscal 2008, due to the amortization of certain intangible assets associated with the Audax Transaction.

        Interest expense.    Interest expense was $9.6 million in fiscal 2009, compared to $8.4 million in fiscal 2008, an increase of $1.2 million, or 14.3%, from fiscal 2008. The increase is a result of the outstanding borrowings for the entire year in fiscal 2009 as compared to fiscal 2008 where the borrowings were outstanding for only part of the year.

        Miscellaneous expense.    Miscellaneous expense was $3.1 million in fiscal 2009 compared to $12.9 million in fiscal 2008, a decrease of $9.8 million, or 76.0%, from fiscal 2008. Miscellaneous expense in fiscal 2009 consisted primarily of $1.3 million of professional fees and expenses related to proposed capital transactions, a $1.2 million charge related to self-reported export compliance violations and $0.8 million of foreign exchange transaction losses, partially offset by $0.2 million of miscellaneous income. Miscellaneous expense in fiscal 2008 consisted primarily of $8.8 million of non-recurring expenses related to the Audax Transaction, a $3.9 million employee compensation transaction bonus related to the Audax Transaction, $0.3 million of foreign exchange transaction losses and $0.3 million of compliance fees and related costs, partially offset by $0.4 million net miscellaneous income.

        Income taxes.    Income taxes were $1.8 million in fiscal 2009 compared to $21.7 million in fiscal 2008, a decrease of $19.9 million, or 91.7%, from fiscal 2008. The effective tax rate was 6.4% in fiscal 2009 and was not meaningful in fiscal 2008. Excluding the effects of the non-cash change in the deferred tax liability related to deemed foreign income, the effective tax rates would be approximately 35% in fiscal 2009. The deemed foreign income relates to the debt outstanding of our Canadian subsidiary that originated in the Audax Transaction (see discussion above). The high effective tax rate in fiscal 2008 was primarily due to the deemed foreign income related to debt outstanding of our Canadian subsidiary, the impact of rate differences of international subsidiaries and permanent differences on certain transaction costs expensed for book purposes but not for tax purposes.

        Net income.    Net income for fiscal 2009 was $26.4 million as compared to a net loss in fiscal 2008 of $21.0 million, an increase of $47.4 million. Of the $47.4 million change in net income, $20.0 million was related to the non-cash charge to deferred tax expense related to U.S. tax issues in connection with our Canadian debt issued in fiscal 2008. In addition, during fiscal 2008, the Company incurred $12.7 million (before tax) in transaction expenses (including $3.9 million in employee compensation expense and $7.1 million (before tax) in cost of sale expenses related to purchase accounting entries).

Quarterly Results of Operations and Seasonality

        The following tables set forth our historical unaudited quarterly condensed consolidated statement of operations data and other financial data and our net sales for the following periods, expressed in dollars and as a percentage of net sales. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements and, in the opinion of management, the table includes normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The quarterly statement of operations data and other financial data are not indicative of operating results for any future period.

	Three Months Ended
	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010			Sep. 30, 2010
			(Predecessor)						(Predecessor/ Successor Combined) (Non-GAAP)
	(dollars in thousands, except for per share data)
												(Successor)
Sales	$53,398	$52,060	$52,766	$44,531	$50,812	$44,745	$47,348	$49,808		$50,576		$63,451
Gross profit	22,875	25,657	26,712	22,055	22,837	22,906	23,196	22,373		18,786	(1)	25,332	(1)
Income (loss) from operations	8,347	10,969	12,122	9,427	11,670	11,665	10,031	8,177		632		5,061
Net income (loss)	$4,288	$6,341	$7,119	$8,653	$5,243	$5,304	$4,182	$4,212		$(12,440	)(2)	$(1,797	)(2)

Other Financial Data:
Adjusted gross margin(3)	42.8%	49.2%	50.6%	49.5%	44.9%	51.1%	48.9%	44.9%		47.1%		43.8%
Net income (loss) per share:
Basic	$90.84	$134.33	$150.81	$183.31	$111.07	$112.36	$88.59	$89.23	$	—(4)		$(13.90)
Diluted	$79.65	$117.79	$132.24	$165.60	$100.34	$101.51	$80.03	$80.61	$	—(4)		$(13.90)
Weighted average shares outstanding:
Basic	47,205	47,205	47,205	47,205	47,205	47,205	47,205	47,205		—(4)		129,252
Diluted	53,835	53,835	53,835	52,253	52,253	52,253	52,253	52,253		—(4)		129,252

        The following table presents, for the periods given, selected unaudited quarterly financial data as a percentage of our sales.

	Three Months Ended
	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010		Sep. 30, 2010
			(Predecessor)						(Predecessor/ Successor Combined) (Non-GAAP)		(Successor)
Sales	100%	100%	100%	100%	100%	100%	100%	100%	100%		100%
Gross profit	43%	49%	51%	50%	45%	51%	49%	45%	37	%(1)	40	%(1)
Income (loss) from operations	16%	21%	23%	21%	23%	26%	21%	16%	1%		8%
Net income (loss)	8%	12%	14%	19%	10%	12%	9%	8%	(25	)%(2)	(3	)%(2)

(1)
Includes non-cash purchase accounting adjustments of $(5.0) million and $(2.5) million, or 10% and 4% of sales, respectively, related to the CHS Transactions in the three months ended June 30, 2010 and September 30, 2010, respectively.

(2)
Includes $20.0 million, or 40% of sales, and $0.7 million, or 1% of sales, in transaction-related expenses incurred in the three months ended June 30, 2010 and September 30, 2010, respectively, in connection with the CHS Transactions.

(3)
Represents the difference between sales and cost of sales other than purchase accounting adjustments, divided by sales and, accordingly, does not take into account the non-cash impact of purchase accounting adjustments of $7.5 million in the six months ended September 30, 2010.

(4)
As the capital structures of the predecessor and successor are substantially different, the reported net loss per share amounts for the combined predecessor/successor periods are not comparable to other periods and have not been presented herein. Please refer to note 2 to this "Selected Historical and Pro Forma Consolidated Financial and Operating Data" table and our historical consolidated financial statements and notes thereto for the six months ended September 30, 2010 included elsewhere in this prospectus for a separate presentation of the net loss per share and the weighted average shares outstanding for the predecessor and successor periods.

        Our quarterly revenues are impacted by the level of large Greenfield projects that may be occurring at any given time. Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users, in particular those customers in the oil and gas, refining, and chemical processing markets. These customers' expenditures historically have been cyclical in nature and vulnerable to economic downturns.

        Our operating expenses remain relatively consistent with some variability related to overall headcount of the company which increased slightly in the year ended September 30, 2010. Fluctuations in operating expense are partly due to changes in management's estimates for items such annual bonus attainment and reserves for bad debt.

        Our quarterly operating results may fluctuate based on the cyclical pattern of industries to which we provide heat tracing solutions and the seasonality of MRO/UE demand for our products. Most of our customers perform preventative maintenance prior to the winter season, thus in our experience making the months of October and November typically our largest for MRO/UE revenue. However, revenues from Greenfield projects are not seasonal and tend to be level throughout the year, depending on the capital spending environment. Overall, seasonality has a minor effect on the company's business.

Contractual Obligations and Contingencies

        Contractual Obligations.    The following table summarizes our material contractual payment obligations as of September 30, 2010.

		Payment Due By Period
	TOTAL	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
	(dollars in thousands)
Senior secured notes	$210,000	$—	$—	$—	$210,000
Foreign revolving credit facilities	394	394	—	—	—
Estimated interest payments on above indebtedness(1)	140,300	20,080	40,160	40,160	39,900
Operating lease obligations(2)	3,070	1,490	1,478	102	—
Obligations in settlement of the CHS Transactions(3)	4,156	4,156	—	—	—
Information technology services agreement(4)	987	274	713	—	—
Management fees payable to sponsors(5)	18,314	767	5,380	4,000	8,167

Total	$377,221	$27,161	$47,731	$44,262	$258,067

(1)
Consists of the interest on the senior secured notes, which accrues at 9.500%.

(2)
We enter into operating leases in the normal course of business. Our operating leases include the leases on certain of our manufacturing and warehouse facilities.

(3)
Consists of estimated amounts owed to sellers in the CHS Transactions for restricted cash and in satisfaction of the post-closing adjustments for working capital and income taxes.

(4)
Represents the future annual service fees associated with certain information technology service agreements with several vendors.

(5)
Consists of fees payable to our sponsors for the rendering of management, consulting, financial and other advisory services pursuant to the terms of our management services agreement. We have also agreed to reimburse the out-of-pocket expenses incurred by the sponsors in connection with the provision of such services. The amounts reflected in this table do not reflect any potential expense reimbursement obligations, as we are unable to estimate the amount of such obligations with any certainty. The amount reflected in the "More than 5 Years" column is prepared on the basis of the initial ten-year term of the management services agreement, though we note that the agreement automatically extends on a year-to-year basis after the expiration of the initial term.

        There are no contingent gains or losses or litigation settlements that are not provided for in the accounts.

        The following table summarizes our material contractual payment obligations as of September 30, 2010 on a pro forma basis assuming our receipt of the net proceeds from our sale of common stock in this offering, the redemption of the outstanding principal amount of our senior secured notes by $         million and the payment of $            of premiums, accrued interest and expenses in connection with the redemption of our senior secured notes, and the termination of the management fee payable to the sponsors, as if those transactions had occurred as of September 30, 2010:

			Payment Due By Period
	TOTAL		Less than 1 Year		1 - 3 Years		4 - 5 Years		More than 5 Years
	(dollars in thousands)
Senior secured notes	$			$—		$—		$—	$
Foreign revolving credit facilities		394		394		—		—		—
Estimated interest payments on above indebtedness(1)
Operating lease obligations(2)		3,070		1,490		1,478		102		—
Obligations in settlement of the CHS Transactions(3)		4,156		4,156		—		—		—
Information technology services agreement(4)		987		274		713		—		—
Termination fee payable to sponsors(5)		7,357		7,357		—		—		—

Total	$		$		$		$		$

(1)
Consists of the interest on the senior secured notes, which accrues at 9.500%.

(2)
We enter into operating leases in the normal course of business. Our operating leases include the leases on certain of our manufacturing and warehouse facilities.

(3)
Consists of estimated amounts owed to sellers in the CHS Transactions for restricted cash and in satisfaction of the post-closing adjustments for working capital and income taxes.

(4)
Represents the future annual service fees associated with certain information technology service agreements with several vendors.

(5)
Represents the one-time cash fee payable to our sponsors concurrently with this offering in connection with the termination of the management services agreement. See "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee."

        Contingencies.    For a discussion of contingencies that may impact us, see Note 10 to our consolidated financial statements contained elsewhere in this prospectus. To bid on or secure certain contracts, we are required at times to provide a performance guaranty to our customers in the form of a surety bond, standby letter of credit or foreign bank guaranty. On September 30, 2010, we had in place standby letters of credit and bank guarantees totaling $3.9 million and performance bonds totaling $2.5 million to back performance obligations under customer contracts. As of September 30,

2010, we also had in place a $0.2 million letter of credit as collateral for the revolving facility for our subsidiary in India. Our Indian subsidiary also has $2.5 million in customs bonds outstanding.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash flows from operations and funds available under our revolving credit facility and other revolving lines of credit. Our primary liquidity needs are to finance our working capital, capital expenditures and debt service needs.

        Cash and cash equivalents.    At September 30, 2010, we had $15.7 million in cash and cash equivalents. We maintain cash and cash equivalents at various financial institutions located in many countries throughout the world. Approximately $4.2 million, or 27%, of these amounts was held in domestic accounts with various institutions and approximately $11.5 million, or 73%, of these amounts was held in accounts outside of the United States with various financial institutions.

  Revolving credit facility and senior secured notes.

        Revolving credit facility.    Simultaneously with the closing of the Acquisition and the sale of our senior secured notes, our wholly owned subsidiary, Thermon Industries, Inc., entered into a five-year, $40.0 million senior secured revolving credit facility, which we refer to as our revolving credit facility, of which up to $20.0 million is available to our Canadian subsidiary, subject to borrowing base availability. Availability of funds under our revolving credit facility is determined by a borrowing base equal to the sum of 85% of eligible accounts receivable, plus 60% of eligible inventory, plus 85% of the net orderly liquidation value of eligible equipment, plus 50% of the fair market value of eligible owned real property. In no case shall availability under our revolving credit facility exceed the commitments thereunder. As of September 30, 2010, we had $36.0 million of capacity available under our revolving credit facility after taking into account the borrowing base, outstanding loan advances and letters of credit. In addition to our revolving credit facility, we have various short term revolving lines of credit available to us at our foreign affiliates, of which $0.4 million was outstanding at September 30, 2010.

        The revolving credit facility will mature in 2015. Any borrowings on our revolving credit facility will incur interest expense that is variable in relation to the LIBOR rate. Borrowings denominated in Canadian Dollars under the Canadian facility bear interest at a variable rate in relation to the bankers' acceptance rate, as set forth in the revolving credit facility. In addition to paying interest on outstanding borrowings under our revolving credit facility, we are required to pay a 0.75% per annum commitment fee to the lenders in respect of the unutilized commitments thereunder and letter of credit fees equal to the LIBOR margin or the bankers' acceptance rate, as applicable, on the undrawn amount of all outstanding letters of credit.

        Senior secured notes.    We have incurred substantial indebtedness in connection with the senior secured notes. As of September 30, 2010, we had $210.0 million of indebtedness outstanding under the senior secured notes with annual cash interest expense of approximately $20.0 million. Our senior secured notes mature on May 1, 2017 and accrue interest at a fixed rate of 9.500%. As described above under "Use of Proceeds," we intend to use the net proceeds from this offering received by us to prepay $             million of the $210.0 million outstanding principal amount of our senior secured notes. We expect to use $             million of the net proceeds to prepay ten percent of the aggregate outstanding principal amount of the senior secured notes at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

        Guarantees; security.    The obligations under our revolving credit facility and our senior secured notes are guaranteed on a senior secured basis by THC and each of its existing and future domestic restricted subsidiaries, other than Thermon Industries, Inc., the issuer of the senior secured notes. The obligations under our revolving credit facility are secured by a second priority perfected security interest in substantially all of our and the guarantors' assets, subject to certain exceptions, permitted liens and encumbrances reasonably acceptable to the agent under our revolving credit facility. Our senior secured notes and guarantees are also secured by liens on substantially all of our and the guarantors' assets, subject to certain exceptions; provided, however, that the liens are contractually subordinated to the liens thereon that secure our revolving credit facility.

        Restrictive covenants.    The revolving credit facility and senior secured notes contain various restrictive covenants that include restrictions or limitations on our ability to: incur additional indebtedness or issue disqualified capital stock unless certain financial tests are satisfied; pay dividends, redeem subordinated debt or make other restricted payments; make certain investments or acquisitions; issue stock of subsidiaries; grant or permit certain liens on our assets; enter into certain transactions with affiliates; merge, consolidate or transfer substantially all of our assets; incur dividend or other payment restrictions affecting certain of our subsidiaries; transfer or sell assets, including capital stock of our subsidiaries; and change the business we conduct. However, all of these covenants are subject to exceptions.

        Repatriation considerations.    A substantial portion of our cash flows are generated by our non-U.S. subsidiaries. In general, when an entity in a foreign jurisdiction repatriates cash to the United States, the amount of such cash is treated as a dividend taxable at current U.S. tax rates. Accordingly, upon the distribution of cash to us from our non-U.S. subsidiaries, we will be subject to U.S. income taxes. Although foreign tax credits may be available to reduce the amount of the additional tax liability, these credits may be limited based on our tax attributes. To the extent that we must use cash generated in foreign jurisdictions to service our debt obligations, the potential cost associated with repatriating the cash to the United States could adversely affect our ability to meet our liquidity needs.

        Future capital requirements.    Based on our current level of operations, however, we believe that cash flow from operations and available cash, together with available borrowings under our revolving credit facility, will be adequate to meet our liquidity needs for the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowing will be available to us in an amount sufficient to enable us to service our indebtedness, including the senior secured notes or our revolving credit facility, or to fund our other liquidity needs. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the senior secured notes or our revolving credit facility, on commercially reasonable terms or at all.

        We are expecting $3.7 million of capital expenditures for YTD 2011 for furniture and fixture replacements, minor plant equipment replacement and minor maintenance. In fiscal 2012, we anticipate the construction of a new manufacturing building in San Marcos, Texas, which we expect will significantly increase our production capacity at that location. We estimate that approximately $5.0 million in capital expenditures will be incurred during fiscal 2012 in connection with such expansion.

Six Months Ended September 30, 2010 (Combined) Compared to the Six Months Ended September 30, 2009 (Non-GAAP)

        Net cash provided by operating activities totaled $0.2 million for YTD 2011, compared to $10.3 million for YTD 2010. The decrease in cash flows from operating activities in YTD 2011 compared with YTD 2010 was due in large part to expenses related to the CHS Transactions. Cash flows from operations were also negatively impacted from an increase in encumbered cash pledged as collateral for letters of credit and bank guarantees as well as an increase in accounts receivable related to an increase in days of sales outstanding.

        Net cash used in investing activities totaled $320.7 million for YTD 2011 compared to $0.8 million for YTD 2010. The significant change in cash flows used in investing activities was due to the CHS Transactions. Investing activities in YTD 2011 consisted of $1.2 million of capital expenditures and the CHS Transactions. Investing activities in YTD 2010 consisted of $0.8 million in capital expenditures.

        Net cash provided by financing activities totaled $308.9 million for YTD 2011, compared to zero for YTD 2010. Financing activities in YTD 2010 consisted of the issuance of $210.0 million under the senior secured notes, $129.2 million in capital stock transactions and $4.2 million in additional obligations related to the CHS Transactions.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009 and Year Ended March 31, 2009 Compared to Year Ended March 31, 2008 (Combined) (Non-GAAP)

        Net cash provided by (used in) operating activities totaled $24.7 million for fiscal 2010 compared to $23.7 million for fiscal 2009 and $(1.2) million for the combined fiscal 2008 periods. Cash from operations for both fiscal 2010 and fiscal 2009 was largely the result of net operating income of $18.9 million and $26.4 million, respectively. Fiscal 2008 had a net loss of $21.0 million. The loss in fiscal 2008 was due largely to additional interest expense and transaction fees associated with the Audax Transaction. The loss in fiscal 2008 was offset by an add-back of significant non-cash charges, including depreciation and amortization expense of $15.9 million and deferred income tax expense of $15.3 million. These items resulted largely from purchase price accounting of the Audax Transaction. In fiscal 2008, there was a significant use of cash in the form of increased accounts receivable in the amount of $16.2 million as we incurred revenue growth of $64 million between fiscal 2007 and fiscal 2008. The fiscal 2009 income from operations included the effect of a deferred tax gain of $11.6 million which was generated when debt was transferred to our Canadian affiliate. This had the effect of reconciling net income downward as a use of cash. This was partially offset favorably by the collection of receivables of $6.4 million. In fiscal 2010, cash was generated through net income after an adjustment of $4.0 million from deferred tax expense.

        Net cash used in investing activities totaled $1.6 million for fiscal 2010 compared to $2.3 million for fiscal 2009 and $150.0 million for fiscal 2008. Investing activities in fiscal 2010 consisted of $1.6 million of capital expenditures. Investing activities in fiscal 2009 consisted of $2.7 million of capital expenditures, partially offset by $0.4 million of other investing transactions. Investing activities in fiscal 2008 consisted of $145.9 million net cash paid for Thermon Industries, Inc. associated with the successor acquisition and $4.2 million of capital expenditures primarily due to construction of the Marketing/R&D building in the United States and the mineral insulated cable plant in Canada.

        Net cash provided by (used in) financing activities totaled $(8.6) million for fiscal 2010 compared to $(12.3) million for fiscal 2009 and $158.2 million for fiscal 2008. Financing activities in fiscal 2010 consisted of a $8.6 million dividend paid to former equityholders of Thermon Holdings, LLC. Financing activities in fiscal 2009 consisted of $12.3 million of payments on debt and notes payable. Financing activities in fiscal 2008 consisted of $113.0 million of net proceeds from revolving lines of credit, long-term debt and short-term notes payable less debt issuance costs and $34.3 million in proceeds from the issuance of common stock in 2008.

Off-Balance Sheet Arrangements

        As of September 30, 2010, we do not have any off balance sheet arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Effect of Inflation

        While inflationary increases in certain input costs, such as wages, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, as overall inflation has been offset by increased selling prices and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

        Foreign currency risk relating to operations.    We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. Approximately 66% (for fiscal 2010) of our consolidated revenue is generated by sales from our non-U.S. subsidiaries. Our non-U.S. subsidiaries generally sell their products and services in the local currency, but obtain a significant amount of their products from our facilities located in another country, primarily the United States, Canada or Europe. Significant changes in the relevant exchange rates could adversely affect our margins on foreign sales of products. Our non-U.S. subsidiaries incur most of their expenses (other than intercompany expenses) in their local functional currency. These currencies include the Canadian Dollar, Euro, British Pound, Russian Ruble, Australian Dollar, South Korean Won, Chinese Renminbi, Indian Rupee, Mexican Peso, and Japanese Yen.

        During fiscal 2010, our largest exposures to foreign exchange rates consisted primarily of the Canadian Dollar and the Euro against the U.S. Dollar. The market risk related to the foreign currency exchange rates is measured by estimating the potential impact of a 10% change in the value of the U.S. Dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on a weighted average of the market rates in effect during the relevant period. A 10% appreciation of the U.S. Dollar relative to the Canadian Dollar would result in a net decrease in net income of $0.6 million for fiscal 2010. Conversely, a 10% depreciation of the U.S. Dollar relative to the Canadian Dollar would result in a net increase in net income of $0.7 million for fiscal 2010. A 10% appreciation of the U.S. Dollar relative to the Euro would result in a net decrease in net income of $0.4 million for fiscal 2010. Conversely, a 10% depreciation of the U.S. Dollar relative to the Euro would result in a net increase in net income of $0.4 million for fiscal 2010.

        The geographic areas outside the United States in which we operate are generally not considered to be highly inflationary. Nonetheless, these foreign operations are sensitive to fluctuations in currency exchange rates arising from, among other things, certain intercompany transactions that are generally denominated in U.S. Dollars rather than their respective functional currencies. The impact of foreign currency transaction gains and losses on our condensed consolidated statements of operations for YTD 2011 was a $0.3 million loss compared to a loss of $0.3 million in YTD 2010.

        In order to meet our global cash management needs, we often transfer cash between the U.S. and foreign entities and on occasion between foreign entities. In addition, our debt service requirements are primarily in U.S. Dollars and a substantial portion of our cash flow is generated in foreign currencies, and we will need to repatriate cash to the United States in order to meet our U.S. debt service obligations, including on our senior secured notes. These transfers of cash expose us to currency exchange rate risks, and significant changes in the value of the foreign currencies relative to the U.S. Dollar could limit our ability to meet our debt obligations and impair our financial condition.

        Because our consolidated financial results are reported in U.S. Dollars, and we generate a substantial amount of our sales and earnings in other currencies, the translation of those results into U.S. Dollars can result in a significant decrease in the amount of those sales and earnings. In addition, fluctuations in currencies relative to the U.S. Dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. The unrealized effect of foreign currency translation was a loss of $1.8 million in YTD 2011, compared to a gain of $6.6 million in fiscal 2010 that was recorded in shareholders'/members' equity as other comprehensive income.

        We do not currently use options, forward contracts or any derivatives to hedge cash flow currency exposures.

        Interest rate risk and foreign currency risk relating to debt.    The interest rate for the senior secured notes is fixed at 9.500% while any borrowings on our revolving credit facility will incur interest expense that is variable in relation to the LIBOR rate. At September 30, 2010, the interest rate on amounts outstanding on our revolving credit facility was 5.00% however no amounts were outstanding on the facility. At September 30, 2010, we had drawn $0.4 million on a separate facility with a bank in Japan. The interest rate on that amount was 1.73%. Based on amounts outstanding on our various revolving lines of credit at September 30, 2010, any change in the interest rate would have a negligible impact on interest expense for the year.

        The senior secured notes are denominated and payable in the U.S. Dollar. Approximately 66% of our consolidated revenue was generated in foreign currency in fiscal 2010; therefore, we expect to have to repatriate our cash earnings in foreign locations in order to make interest payments on the senior secured notes. In the event that the U.S. Dollar strengthens relative to the foreign currencies we are repatriating to make scheduled interest payments, we may incur exchange rate losses that are larger than those that we have reported historically.

        Commodity price risk.    We use various commodity-based raw materials in our manufacturing processes. Generally, we acquire such components at market prices and do not typically enter into long-term purchase commitments with suppliers or hedging instruments to mitigate commodity price risk. As a result, we are subject to market risks related to changes in commodity prices and supplies of key components of our products. Historically, the cost of our primary raw materials have been stable and readily available from multiple suppliers. Typically, we have been able to pass on raw material cost increases to our customers. We cannot provide any assurance, however, that we may be able to pass along such cost increases to our customers or source sufficient amounts of key components on commercially reasonable terms or at all in the future, and if we are unable to do so, our results of operations may be adversely affected.

Recent Accounting Pronouncements

        In October 2009, the FASB issued an Accounting Standards Update, or ASU, that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. Additionally, the ASU provides for elimination of the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. A hierarchy for estimating such selling price is included in the update. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating whether this update will have an impact on our consolidated financial statements.

BUSINESS

Our Business

        We are one of the largest providers of highly engineered thermal solutions for process industries. For over 50 years, we have served a diverse base of thousands of customers around the world in attractive and growing markets, including energy, chemical processing and power generation. We are a global leader and one of the few thermal solutions providers with a global footprint and a full suite of products (heating cables, tubing bundles and control systems) and services (design optimization, engineering, installation and maintenance services) required to deliver comprehensive solutions to complex projects. We serve our customers locally through a global network of sales and service professionals and distributors in more than 30 countries and through our four manufacturing facilities on three continents. These global capabilities and longstanding relationships with some of the largest multinational energy, chemical processing, power and EPC companies in the world have enabled us to diversify our revenue streams and opportunistically access high growth markets worldwide. For the six months ended September 30, 2010, 72% of our revenues were generated outside of the United States.

        Our thermal solutions, also referred to as heat tracing, provide an external heat source to pipes, vessels and instruments for the purposes of freeze protection, temperature and flow maintenance, environmental monitoring, and surface snow and ice melting. Customers typically purchase our products when constructing a new facility, which we refer to as Greenfield projects, or when performing maintenance, repair and operations on a facility's existing heat-traced pipes or upgrading or expanding a current facility, which we refer to collectively as MRO/UE. A large processing facility may require our thermal solutions for a majority of its pipes, with the largest facilities containing hundreds of thousands of feet of heat-tracing cable and thousands of control points. Our products are low in cost relative to the total cost of a typical processing facility, but critical to the safe and profitable operation of the facility. These facilities are often complex, with numerous classified areas that are inherently hazardous and where product safety concerns are paramount. We believe that our strong brand and established reputation for safety, reliability and customer service are critical contributors to our customers' purchasing decisions.

        Our customers' need for MRO/UE solutions provides an attractive recurring revenue stream. When customers perform routine and preventative maintenance on in-line mechanical equipment, such as pumps and valves, our attached products are often discarded as a consequence of that maintenance, and must be replaced when the new mechanical equipment is installed. Similarly, when customers upgrade or expand existing facilities, all new mechanical equipment must be successfully integrated into the facility's existing equipment and systems. Customers typically use the incumbent heat tracing provider for MRO/UE projects to avoid complications and compatibility problems associated with switching providers. As a result, we are able to fuel our growth not only with new facility construction, but also by servicing our continually growing base of solutions installed around the world, which we refer to as our installed base. Approximately 60% of our revenues for fiscal 2010 were derived from such MRO/UE activities.

        We have a long history of strong organic revenue growth and stable gross margins through a variety of economic cycles. Specifically, as depicted in the chart below, our revenues have grown in 17 of the past 21 fiscal years, and our gross margins have averaged 44% over that period. In addition, we have generated significant growth in both revenue and profitability in recent years. Our revenue grew by 59% to $192.7 million for fiscal 2010 from $121.4 million for fiscal 2007, and gross profit grew by 65% to $91.3 million from $55.3 million over the same period. Furthermore, our backlog of signed purchase orders has grown significantly in recent years, fueled by growing global energy demand. As of September 30, 2010, we reported backlog of approximately $85.6 million, an increase of 64% from $52.2 million as of March 31, 2007.

        The following table summarizes our sales, gross margins and median gross margins from 1990 to 2010:

Our Industry

        We believe that the market for industrial electric heat tracing is approximately $1 billion in annual revenues and is growing its share of the overall heat tracing market as end users continue to favor electric heat tracing solutions over steam heat tracing solutions for new installations. The industrial electric heat tracing industry is fragmented and consists of approximately 40 companies that typically only serve discrete local markets with manufactured products and provide a limited service offering. We believe that we are the second largest participant in the industrial electric heat tracing market and significantly larger than our next largest competitor. Heat tracing providers differentiate themselves through the quality and reputation of their products, the length and quality of their customer relationships and their ability to provide comprehensive solutions. Large multinational companies drive the majority of spending for the types of major industrial facilities that require our products, and we believe that they prefer providers who have a global footprint and a comprehensive suite of products and services. We believe we are one of only a few companies that meets these criteria.

        Favorable industry trends in our principal end markets.    The major end markets that drive demand for our products include energy, petrochemical and power generation. We believe that there are attractive near- to medium-term trends in each of these end markets. In addition, we believe that the growth rate of the electric heat tracing market is accelerating as end-users continue to favor electric-based heat tracing solutions over steam-based heat tracing solutions for new installations.

  •
  Energy.  Heat tracing is used to facilitate the processing, transportation and freeze protection of energy products in both upstream and downstream oil and gas applications. We believe that the industrialization of developing regions of the world will fuel continued energy demand that will require additional upstream and downstream infrastructure, and therefore increase demand for heat tracing. According to the Energy Information Administration, which we refer to as the EIA, global energy consumption is expected to increase 49% from 2007 to 2035 as economies in both developed and emerging countries continue to grow and standards of living improve. In order to meet growing demand and offset natural decline rates from existing oil and gas production, a significant increase in capital expenditures will be required, with a particular focus on reservoirs that are in harsher climates, are deeper or have other complex characteristics that magnify the need for our solutions. For example, according to Wood Mackenzie, a leading independent energy research and consulting firm, as of October 2010, upstream development expenditures are expected to increase 11% to approximately $420 billion in 2013 from approximately $380 billion in 2010. An increase in upstream production coupled with increased demand for refined products will require a corresponding increase in downstream refining capacity. Finally, we believe that we will benefit from stricter environmental compliance and regulatory requirements. The equipment used to monitor environmental compliance often requires heat tracing intensive solutions.

  •
  Chemical Processing.  Across the spectrum of chemical production facilities (such as specialty, commodity, pharmaceutical and agricultural), heat tracing is required for temperature maintenance and freeze protection. The corrosive nature of certain chemicals shortens the life cycle of in-line mechanical equipment attached to pipes such as valves, pumps and filters, thereby accelerating and increasing demand for MRO/UE solutions in this end market. Factors that may impact heat tracing demand in chemicals end markets include the rapid industrialization of the developing world, a shift in base chemical processing operations to low-cost feedstock regions, a transition of Western chemical processing activities from commodity products to specialty products and environmental compliance. According to the American Institute of Chemical Engineers, global capital spending by the chemical processing industry is estimated to increase to $418.4 billion, representing a compound annual growth rate of 11.1% from 2010 to 2015. We believe that our global presence positions us to take advantage of this expected future growth.

  •
  Power Generation.  Heat tracing is required in high-temperature processes, freeze protection and environmental regulation compliance in coal and gas facilities and for safety injection systems in nuclear facilities. An important driver of demand for heat tracing solutions for power generation is increasing demand for electricity worldwide. According to the EIA, global net electricity generation is projected to increase 87% between 2007 and 2035. In order to meet this demand, we believe capital spending on new and existing power generation infrastructure will be required. In addition, compliance with regulatory environmental standards is also driving demand for heat tracing equipment used in emissions testing applications in segments of the power generation end-market. The Clean Air Act, the Clean Air Mercury Rule, the European Union Emissions Trading System, China's National Climate Change Program and the United Nations Framework Convention on Climate Change are examples of recent rule changes, proposals and other initiatives aimed at improving emissions standards.

  •
  Continuing selection of electric-based heat tracing solutions over steam-based solutions.  Beginning in the 1960s, electric heat tracing products entered the market as an alternative to steam heat tracing products. While steam-based products are still used today for heavy oil, chemical and processing applications, electric-based products generally offer greater cost savings and operating efficiencies. As a consequence, Greenfield projects commissioned in recent years are increasingly designed to incorporate electric heat tracing. Because our solutions are primarily electric-based, we believe the continuing selection of electric-based products over steam-based products represents a favorable long-term industry trend for our company.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

        We have access to the most attractive high growth sectors of our global addressable market.    We have a global network of sales and service professionals and distributors in more than 30 countries and a manufacturing footprint that includes four facilities on three continents. This global footprint allows us to diversify our revenue streams and opportunistically access the most attractive regions and sub-sectors of our markets. Global growth and development has driven increased demand for energy, chemical products and electricity worldwide, particularly in emerging markets. Largely as a result of this growing demand, our revenue grew at a compound annual growth rate of 8% from fiscal 1990 to fiscal 2009. Going forward, we expect that the continuing industrialization of the developing world will push the search for energy resources to increasingly harsh cold weather countries where demand for our products is magnified. We have a strong presence in Canada, Russia and the Baltic states to serve this growing demand. Similarly, strong petrochemical demand in China and India has led to a continued shift in chemical production to the Asia-Pacific region where we have a strong, established local presence.

        We are a global market leader.    We believe that we are the second largest industrial electric heat tracing company in the world and one of only a few solutions providers with a comprehensive suite of products and services, global capabilities and local on-site presence. Over our 56-year history, we have developed a global installed base operated by thousands of customers and long-standing relationships with some of the largest multinational energy, chemical processing, power and EPC companies in the world. These multinational companies drive the majority of spending decisions for the types of major facilities that require our products, and we believe that they prefer providers with our scale, global presence and comprehensive product and service offering. We believe that our long-standing customer relationships, large and growing installed base and global footprint create significant barriers to entry and position us well to take advantage of positive industry trends in high growth markets around the world.

        Our highly engineered solutions are "mission critical" to our customers.    Reliable thermal solutions are critical to the safe and profitable operation of our customers' facilities. These facilities are often complex, with numerous classified areas that are inherently hazardous and where product safety concerns are paramount. Therefore, we believe that our customers consider safety, reliability and customer service to be the most important purchase criteria for our products. We are a leader in the national and international standards setting process for the heat tracing industry and hold leadership positions on numerous industry standards development organizations, such as the Institute of Electrical and Electronics Engineers, or the IEEE, where one of our employees currently chairs the IEEE Standards Association's Standards Board. Our participation with these organizations helps us to better serve our customers by promoting the development of internationally recognized specifications for products that ensure safety, reliability and functionality. In addition, we are consistently recognized by customers and various industry organizations for our track record in safety, demonstrated by our receipt of the Dow Chemical Safety Excellence Award in 2007 and 2009. We believe that our favorable industry reputation and long track record of safety, reliability and technological innovation create competitive benefits, including long-standing customer relationships, a defensible market position and significant barriers to entry.

        Our favorable business model positions us to achieve attractive financial results.    The following features of our business model contribute to our financial success:

  •
  Existing installed base generates significant recurring revenue.  We estimate that approximately 60% of our revenues in fiscal 2010 were generated from MRO/UE sales. As we continue to complete new Greenfield installations, our growing global installed base of heat tracing solutions fuels increasing MRO/UE business. In order to avoid complications or compatibility problems associated with switching providers, customers often use the incumbent heat tracing provider for MRO/UE projects. On average, annual MRO/UE expenditures generated from an installed heat tracing system are approximately 5 to 10% of the initial cost of the system and expansions may require approximately 10 to 20% of the initial cost of the system. Throughout our 56-year history, we have grown our global base of installed systems and believe that today we have the second largest installed base in the industrial electric heat tracing industry.

  •
  Diversified, global customer base and end markets.  We provide thermal solutions to a diverse base of thousands of customers around the world, and our solutions are used in a broad range of end-market applications. The diversity of our customer base and end markets limits our exposure to any individual industry sector or geographic region and provides us with an opportunity to leverage our global footprint to access the most attractive high growth sectors of our end markets. Over the past five decades, we have sold our solutions to thousands of customers in more than 90 countries, and for the six months ended September 30, 2010, approximately 72% of our revenues were generated outside of the United States, including in emerging markets.

  •
  Strong revenue visibility.  We believe that we have strong visibility into our future revenue as a result of recurring demand generated from our global installed base, a growing backlog of signed purchase orders (backlog at September 30, 2010 was $85.6 million compared to $67.9 million at September 30, 2009) and a robust pipeline of planned projects. Our solutions are ordered and installed toward the end of Greenfield project construction, and therefore, historically, purchase orders have rarely been cancelled.

  •
  Consistent gross margins and cash flow generation.  We have a long history of stable gross margins and positive operating cash flow through a variety of economic cycles. We believe the pricing of our products and services has and will continue to reflect our customers' recognition of the value and reliability of our heat tracing solutions and our ability to deliver a comprehensive suite of design and engineering services, including turnkey solutions. In addition, we have a highly variable cost structure and require limited capital expenditures to maintain our business. As a result of these factors, we have consistently had positive income from operations and gross margins have averaged 44% over the past 21 fiscal years.

        Our management team has a proven track record.    Our senior management team averages approximately 22 years of experience with us and is responsible for growing Thermon through a variety of business cycles, building our global platform and developing our reputation for quality and reliability in the heat tracing industry. Our senior management and key employees will continue to have a significant equity stake in Thermon following this offering.

Our Growth Strategy

        Our business strategy is designed to capitalize on our competitive strengths. Key elements of our strategy include:

        Capitalize on our leading market position to continue pursuing organic growth opportunities.    Our primary growth engine has traditionally been organic expansion. We will continue to focus on strategically building the necessary global sales infrastructure to expand our footprint in high growth markets. We believe that this footprint and our local presence are attractive to our customers and differentiate us from other industry participants. We expect to continue to pursue growth opportunities in emerging markets and across industry sectors in the future.

        Leverage our large and growing installed base to expand our recurring revenue stream.    As we continue to grow our large, global installed base with new Greenfield projects, we expect to generate incremental MRO/UE revenues related to these new projects. We typically begin to realize meaningful MRO/UE revenue streams from our new Greenfield installations one to three years after completion of the project as customers begin to discard our products in order to perform routine and preventative maintenance on in-line mechanical equipment. Once the MRO/UE cycle begins, we typically continue to realize MRO/UE revenues over the life of each installation. As a result, we expect to be able to leverage our significant recent and future Greenfield installation activity to further build our MRO/UE revenues. Since the beginning of fiscal 2008, we estimate that we have realized approximately

$250 million in revenues from Greenfield projects, which represents a meaningful opportunity for us to create MRO/UE revenues in the near term. A key component of our strategy will be to continue to focus our sales organization on systematically pursuing the addressable aftermarket revenue opportunity associated with our installed base.

        Drive growth through alliances with major customers and suppliers.    We intend to continue entering into strategic alliances with other industry participants in order to enhance our growth opportunities. We have entered into framework agreements with several of our largest, multinational customers. These agreements have accelerated the timing of our involvement in specific Greenfield and MRO/UE projects and, as a result, have facilitated the identification of incremental revenue opportunities for our solutions. In addition, we intend to enter into similar agreements with certain suppliers of complementary products which will allow us to take mutual advantage of our customer relationships and enhance our cross-selling opportunities.

        Continue to offer solutions that support alternative energy initiatives and address environmental compliance and regulatory mandates.    A portion of our recent growth has been driven by the use of our products in alternative energy initiatives, including carbon capture, thermal solar and coal gasification facilities. In addition, our products help our customers monitor their facilities' environmental or other regulatory compliance. For example, we offer specialized heat traced tube bundles that allow our customers with coal fired power plants to effectively monitor their emissions under recent U.S. Environmental Protection Agency guidelines. We believe these end markets have the potential for high growth in the United States and abroad, and we intend to leverage our product offerings to capitalize on such growth.

        Selectively pursue investment opportunities.

  •
  Given the fragmented nature of the heat tracing industry, we believe that there will be opportunities to pursue value-added acquisitions at attractive valuations in the future. We plan to assess these opportunities with a focus on augmenting our extensive geographic footprint, broadening our product and service offering, expanding our technological capabilities and capitalizing on potential operating synergies.

  •
  We plan to pursue strategic investment opportunities such as the expansion of our principal manufacturing facility in San Marcos, Texas, which we expect to be substantially complete during fiscal 2012. We believe this current expansion will significantly increase production capacity and manufacturing efficiency. Additionally, the expansion will provide us with the capabilities to consider additional product lines.

Segments

        We have defined our one operating segment based on geographic regions. See Note 14 to our consolidated financial statements and the notes thereto for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 contained elsewhere in this prospectus for geographic financial data relating to our business.

Products and Services

        Our products include a wide range of electric heat tracing cables, steam tracing components, and tubing bundles, as well as instrument and control products, including:

  •
  Self-regulating & power limiting heating cables: automatically increase or decrease heat output as pipe temperature changes;

  •
  Mineral insulated, or MI, cables: high performance heat tracing cable for exposures to high temperatures in harsh environments;

  •
  Heat traced tube bundles for environmental gas sampling systems;

  •
  Heat transfer compounds and steam tracers for comprehensive steam tracing solutions;

  •
  Control and monitoring systems for electric tracing of pipes, tanks, hoppers and instrument sampling systems; and

  •
  Turnkey solutions that provide customers with complete solutions for heat tracing, including design, optimization, installation and on-going maintenance.

Electric Heat Tracing Applications

        We manufacture critical components of an electric heat tracing system, including heating cables, control and monitoring systems and heating systems for tanks and hoppers. We customize these products to fit the specific design parameters for each client's installation. We offer various electric heating cables, including conductive polymer self-regulating heating cables, power limiting cables and MI high temperature heating cables.

        Self-regulating heating cables—Our self-regulating heating cables are thermoplastically insulated and engineered to automatically increase or decrease heat output as pipe or vessel temperature changes. BSX™ self-regulating cables are designed to provide freeze protection or process temperature maintenance to metallic and non-metallic piping, vessels and equipment. HTSX self-regulating heating cable is suitable for heat tracing applications involving crude oil and most chemicals. VSX™ premium self-regulating cable is rated for maintenance temperatures of 300°F/149°C and exposure temperatures of up to 450°F/232°C and has among the highest self-regulating temperature ratings in the industry. VSX™ is well suited for the heating of complex sulfur piping systems that are located in hazardous environments.

        Power-limiting and constant watt heating cables—Power limiting and constant watt heating cables are thermoplastically insulated parallel resistance cables used to heat trace piping in lengths longer than 200 feet. Such intermediate lengths of pipe are commonly found in pipe racks that connect process units within the plant. These heaters allow longer lengths between power supply points than self-regulating cables.

        TEK™ HTEK™ and MIQ™ cables—The TEK™ and HTEK™ series resistance, constant watt, thermoplastically insulated heating cables are used where circuit lengths exceed the limitations of parallel resistance heating cables. By using series constant watt heating cables, a single power supply point can energize circuit lengths up to 12,000 feet. MIQ™ high performance mineral insulated heating cables are used for high temperature maintenance, high temperature exposure and/or high watt density applications that exceed the limitations of thermoplastic insulated cables. MIQ™ cables are composed of a high nickel/chromium alloy sheath, which is well-suited for high temperature service and offers high resistance to stress corrosion in chloride, acid, salt and alkaline environments.

Steam Heat Tracing

        In 1954, we began manufacturing heat transfer compounds that greatly improved the heat delivery of steam tracing systems. Today, in addition to the broad range of heat transfer compounds, we also offer steam tracers and tubing bundles that provide our customers with comprehensive steam tracing solutions. We manufacture our heat transfer compounds in various configurations so that they can be applied to different surfaces, which increases the heat transfer rate of steam or fluid tracers.

        Our heat transfer compounds create an efficient thermal connection between the heat tracing system and the process equipment. Through the elimination of air voids, heat is directed into the pipe wall primarily through conduction rather than convection and radiation. This requires fewer tracing pipes to maintain specified temperature requirements, substantially reducing operating and investment cost. Steam tracing offers the most cost effective solution for certain heavy oil and natural gas processing applications.

Temperature Controls and Monitoring

        We supply a wide range of control and monitoring products, from simple mechanical thermostats to sophisticated microprocessor-based systems that control and monitor the status of electric heat tracing systems. We provide individual units for smaller projects, as well as multi-point controllers that can be integrated into and communicate with a plant's central operating controls.

        A facility's pipes, tanks and other heat-traced equipment can be monitored through various sensors that assess temperature, monitor current usage and detect any potential problems, such as ground faults. Our TraceView control system software, first introduced over 15 years ago, collects and analyzes data from all heat tracing sensors of a facility, which is then analyzed and controlled by a single technician at a workstation.

        We are developing a next generation of control system software, which will provide three crucial improvements over currently available applications:

  •
  Process information faster, substantially reducing data collection time at large facilities with thousands of heat tracing circuits;

  •
  Provide for increased data collection and functionality, thereby increasing plant safety and efficiency; and

  •
  Improve communication with distributed control systems, which are used to control equipment (such as valves) in industrial facilities.

Instrumentation

        We specialize in pre-insulated and heat-traced tubing bundles with accessories that offer a complete instrument heating system. Our complete range of products includes both electric- and steam-heated bundles containing various types of tubing (such as copper, stainless steel and polymer) to meet the needs of process and environmental applications. Such applications include transporting samples of gas or liquid in our customized, temperature-controlled tubing bundles to an instrument that typically performs an analysis for purposes of process management or ensuring compliance with internal requirements or applicable environmental laws and regulations.

Tank Insulation and Heating Systems

        In 1992, we introduced the ThermaSeam™ Tank Insulation System, which provides a product for insulating large vessels that commonly contain petroleum, chemical, asphalt, anhydrous ammonia, beverages or chilled water for HVAC storage. The design of the ThermaSeam™ Tank Insulation Systems enables installation without the use of scaffolding and is durable, low maintenance and cost-effective. The machine-formed, double-locking standing seams between adjacent panels that create a weatherproof barrier and also extend the entire height of the tank enhance the system's strength and durability. The system's external banding eliminates traditional weak spots in the tank insulation process. In addition to ThermaSeam™, we also offer the RT FlexiPanel® flexible heating panel, designed specifically for use on metallic tanks or vessels.

Hopper Heating

        The HT Hopper Heating Module is a self-contained heater designed for operation on surfaces prone to vibration. In cement plants and fossil fuel power facilities, hoppers facilitate the filtering of a facility's ash emissions. Hopper heaters maintain the walls of the hopper at a temperature above the dew point to prevent moisture from combining with ash, thus clogging the filtering equipment. We engineer each system based on the heating requirements of the specific application. The HT Hopper Heating Module has multiple flow paths for electrical current, which eliminates the burnout potential common with series wire-based designs. Protection of the heating element from vibration is accomplished with a cushion layer of insulation that also directs the flow of heat from the module to the surface being heated. The module provides mechanical protection during handling, installation and operation, and its low profile design helps facilitate installation.

VisiTrace™ Workflow Software

        VisiTrace ™, our proprietary 3D engineering software system, allows us to design and engineer heat tracing systems in a virtual environment. It fully integrates with our customers' 3D modeling software systems. This software is designed to create efficiencies for us and our customers by collecting and centralizing a facility's engineering and design plans, saving time during the design and construction phase through the software's instantaneous change updates. VisiTrace™ optimizes the design of the heat tracing system, reduces our customers' up-front costs and on-going operating costs, which in turn creates goodwill for future projects.

Turnkey Services

        We provide customers with complete turnkey solutions for their heat tracing needs. Turnkey services include front-end optimization, product supply, engineering deliverables, system integration, installation, commissioning and maintenance. Specialized, turnkey heat tracing services meet the needs of many of our industrial customers who have downsized and outsourced their non-core competencies and are requiring their vendor base to have multi-service and multi-site capabilities.

        Our turnkey business in the United States is based in Houston, Texas and Baton Rouge, Louisiana. We employ approximately 25 full-time supervisory personnel, as well as a number of part-time installation specialists who focus on turnkey installations. We have over 1,000 turnkey clients; the largest project is approximately $8 million. Engineering and construction companies in the United States often subcontract their heat tracing projects to outside parties, including us, because of the field's highly specialized nature.

Value-Added Services

        We offer heat tracing design and engineering services during every stage of a project. Offering these value-added services, especially during the early stages of a project, is a core element of our business strategy. Based on past experience, the performance of design and engineering services during the early stages of a project leads to subsequent sales of heat tracing products for that project.

        We are focused on providing a comprehensive solution to fulfill the heat tracing needs of our customers. As a manufacturer of a wide range of heat tracing products, we believe that we are well positioned to evaluate and optimize a system for a customer without bias towards a particular product, and rely on more than 56 years of experience to craft the most appropriate heat tracing solution for a customer's situation and demands.

        We provide value-added design and engineering services to our customers through our full-time staff of engineers and technicians. Through the design and engineering process, our engineers and technicians located throughout the world provide our customers with design optimization studies, product selection assistance, computer-generated drawing packages and detailed wiring diagrams.

Manufacturing and Operations

        We have four manufacturing facilities on three continents. We manufacture the products that generate a majority of our total sales at our principal facility in San Marcos, Texas. We produce our flexible heating cables, heat tracing compound and tubing bundles in San Marcos. Our facilities are highly automated, which reduces labor costs. Our facilities incorporate numerous manufacturing processes that utilize computer-controlled equipment and laser technology. We maintain a ready supply of spare parts and have on-site personnel trained to repair and perform preventative maintenance on our specialized equipment, reducing the likelihood of long term interruptions at our manufacturing facilities. Our manufacturing facilities are equipped to provide us with maximum flexibility to manufacture our products efficiently and with short lead times. This in turn allows for lower inventory levels and faster responses to customer demands. Site planning for expansion of heater cable production facilities at the San Marcos facility is now underway, and we anticipate the construction of a new manufacturing building in San Marcos, Texas in fiscal 2012, which we expect will significantly increase our production capacity at that location.

        Our Electronic Cross Linking Facility, which we refer to as ECLF, is also located at the San Marcos facility. Cross-linking enhances the thermal, chemical and electrical stability of our low-temperature self-regulating heater cables. By performing cross-linking in-house, we condense the overall manufacturing cycle by approximately six weeks. This enhances our ability to ensure a high level of product quality and to better control the production process. We also process third party materials, ranging from Teflon to diamonds, in our ECLF under toll processing agreements in order to increase utilization and generate incremental revenues.

        Our pre-insulated tubing products are manufactured in our facilities in San Marcos and the Netherlands. The majority of our pre-insulated tubing product is custom ordered and made to customers' specifications in a two-part process. The thermal insulation is first applied over the heating cable and process tubing, and a protective plastic outer jacket is extruded onto the bundle to protect the insulation.

        Our MI cable manufacturing facility in Calgary, Canada gives us adequate capacity to service the demands of clients in the oil sands projects of Western Canada in a time efficient manner. The facility's strategic location has enabled us to expand the use of the MI cable, which is well-suited for high temperature applications and harsh, arctic environments, into a global business.

        We maintain quality control testing standards in all of our manufacturing operations and perform various quality control checks on our products during the manufacturing process. We believe that our highly automated manufacturing process and multiple quality control checkpoints create high levels of operational efficiency.

        Purchasing Strategy—We have multiple suppliers for all of our critical raw materials, including polymer, graphite, copper and stainless steel. For each of these raw materials, a minimum of two suppliers are selected and approved. We evaluate pricing and performance of these suppliers annually. For our low-volume custom-built electronic controller components, we select a single supplier based on past performance reliability and monitor the process closely as volumes are too low to divide this product over multiple suppliers. Our purchase specifications are usually based on industry or manufacturer standards. Testing of the raw materials is performed and documented by our suppliers and is reviewed by us at the time of receipt.

        Distribution—We maintain three central distribution centers located in San Marcos, Texas, Calgary, Alberta and the Netherlands. Inventory is typically shipped directly from these distribution centers to customers, the construction site or our regional sales agents or distributors. Our sales agents may maintain "safety stocks" of core products to service the immediate MRO/UE requirements of customers who are time-sensitive and cannot wait for delivery from one of the central distribution centers. In the United States, a network of agents maintains safety stocks of core products. In Canada, customers are serviced from the central distribution center in Calgary. In Europe, customers are serviced from the central distribution center in the Netherlands. In Asia, a safety stock of materials are kept in Yokohama, Japan; Seoul, Korea; Shanghai, China; Pune, India and Melbourne, Australia. Safety stocks are also warehoused in Moscow, Russia.

Customers

        We serve a broad base of large multinational customers, many of which we have served for more than 50 years. We have a diversified revenue mix with thousands of customers. None of our customers represented more than 6% of total revenues in fiscal 2010.

Sales and Marketing

        Our direct sales force, consisting of 77 employees in 16 countries, is focused on positioning us with major end-users and engineering, procurement and construction companies during the development phase of Greenfield projects with the goal of providing reliable, cost-effective heat tracing solutions. We utilize a network of more than 100 independent sales agents and distributors in over 30 countries. In markets such as Eastern Europe, South America and Africa, we operate through independent agents that are supported by our direct sales offices in the United States and Europe. We also use independent agents to provide local support to customer facilities for MRO/UE requirements.

        We actively participate in the growth and development of the domestic and international heat tracing standards established in the countries in which we sell products. We believe that we have established credibility as a reliable provider of high quality heat tracing products. In addition, we believe that our 15 registered trademarks in the United States and numerous additional brand names are recognized globally, giving us excellent brand recognition.

        Standards and Certifications—We continually test our products to demonstrate that they can withstand harsh operating environments. Our heating cable products and associated design practices are subjected to various tests, including heat output, thermal stability and long-term aging, with the goal of producing products capable of performing at or beyond the expectations of our customers. All products are further tested and certified by various approval agencies to verify compliance with applicable industry standards.

        Our products comply with national and international heat tracing industry standards such as ANSI/IEEE-515 in the United States, Canadian Standards Association 130.03 in Canada; International Electrical Commission 60079-30-1 in Europe, IECEx in Australia and ANSI/IEC in the Middle East. We also hold product certifications from approval agencies around the world.

Competition

        The global industrial electric heat tracing industry is fragmented and consists of approximately 40 companies, that typically only serve discrete local markets and provide a limited service offering. We believe that we are the second largest participant in the industrial electric heat tracing market and one of only a few solutions providers with a comprehensive suite of products and services, global capabilities and local on-site presence. Our most significant competitor is Tyco Thermal Controls, a subdivision of Tyco International Ltd.

        Heat tracing providers differentiate themselves through value-added services, long-term customer relationship management and the ability to provide a full range of solutions. We differentiate ourselves from local providers by a global footprint, a full suite of products and services and a track record with some of the largest multinational energy, chemical processing, power and EPC companies in the world. In addition, we are dedicated solely to providing thermal solutions, whereas some of our competitors' thermal solutions operations constitute only one of numerous operating segments.

Intellectual Property and Technology

        The heat tracing industry is highly competitive and subject to the introduction of innovative techniques and services using new technologies. We have at least 40 registered patents in the United States, some of which have foreign equivalents. Of the United States registered patents, six remain active, along with several foreign equivalents. While we have patented some of our products and processes, we historically have not relied upon patents to protect our design or manufacturing processes or products, and our patents are not material to our operations or business. Instead, we rely significantly on maintaining confidential our trade secrets, manufacturing know-how and other proprietary rights and other information related to our operations. Accordingly, we require all employees to sign a nondisclosure agreement to protect our trade secrets, business strategy and other proprietary information. We have 15 registered trademarks in the United States and an additional 20 recognized brand names. We also rely on a significant number of unregistered trademarks, primarily abroad, but also in the United States, in the day-to-day operation of our business.

Research and Development

        Our research and development group is focused on identifying new technologies to enhance our industrial heat tracing solutions through identifying opportunities to maximize product reliability and reduce the customer's total cost of ownership, which consists of capital expenses, maintenance costs and energy costs. Current initiatives include conductive polymer technology research and the development of integrated control systems and advanced communication software for our electric heat tracing systems.

Facilities

        With our global manufacturing facilities, we are capable of supplying heat tracing products to meet the needs of customers around the world. We have manufacturing facilities in the United States, Canada, Europe and India. Most of our operations are registered to International Organization for Standardization (ISO) 9001 quality standards.

Location	Country	Approximate Size	Function	Owned/ Leased
Corporate Headquarters San Marcos, TX*	United States	150,000 sq. ft. on 30 acres	Manufacturing, fabrication, sales, engineering, marketing, research & development, warehouse and Corporate Headquarters	Owned
Hunter Road Facility San Marcos, TX	United States	26,800 sq. ft.	Fabrication, engineering and warehouse	Leased
McCarty Lane Property San Marcos, TX	United States	6.6 acres	Storage	Owned
Houston, TX	United States	44,000 sq. ft. on 4.2 acres	Fabrication, sales, engineering and warehouse	Owned
Baton Rouge, LA	United States	10,000 sq. ft.	Sales, engineering and warehouse	Owned
Newark, DE	United States	850 sq. ft.	Sales	Leased
Office—Calgary, AB	Canada	34,000 sq. ft.	Fabrication, sales, engineering and warehouse	Leased
MI Plant—Calgary, AB	Canada	46,000 sq. ft.	Manufacturing, fabrication and warehouse	Leased
Edmonton, AB	Canada	4,250 sq. ft.	Sales and warehouse	Leased
Sarnia, ON	Canada	4,500 sq. ft.	Sales and warehouse	Leased
Mexico City	Mexico	2,000 sq. ft.	Sales and engineering	Leased
Pijnacker	Netherlands	35,000 sq. ft. on 1.5 acres	Manufacturing, fabrication, sales, engineering, warehouse, marketing and European Headquarters	Owned
Moscow	Russia	3,050 sq. ft.	Sales and engineering	Leased
Paris	France	2,000 sq. ft.	Sales and engineering	Leased
Gateshead, Tyne & Wear	United Kingdom	5,000 sq. ft.	Sales and engineering	Leased
Bergisch Gladbach	Germany	2,750 sq. ft.	Sales and engineering	Leased
Manama	Bahrain	700 sq. ft.	Sales and engineering	Leased
Shanghai	China	2,500 sq. ft.	Sales and engineering	Leased
Beijing	China	1,500 sq. ft.	Sales and engineering	Leased
Mumbai	India	3,750 sq. ft.	Sales and engineering	Leased
Koregon Bhima	India	15,000 sq. ft. on 2.3 acres	Manufacturing, fabrication and warehouse	Owned
Caringbah, New South Wales	Australia	200 sq. ft.	Sales	Leased
Bayswater, Victoria	Australia	1,350 sq. ft.	Fabrication, sales, engineering and warehouse	Owned
Kuala Lumpur	Malaysia	475 sq. ft.	Sales and engineering	Leased
Yokohama	Japan	1,500 sq. ft.	Sales and engineering	Leased
Seoul	South Korea	3,000 sq. ft.	Sales and engineering	Leased

*
We anticipate expanding our Corporate Headquarters San Marcos, Texas facility during fiscal 2012 with the addition of an approximately 50,000 sq. ft. manufacturing building, which we expect will significantly increase our production capacity at that location.

Employees

        As of December 31, 2010, we employed approximately 640 persons on a full-time basis worldwide. None of our employees is covered by a collective-bargaining agreement and we have never experienced any organized work stoppage or strike. We consider our employee relations to be good.

	Western Hemisphere	Eastern Hemisphere	Total
Sales	41	36	77
Engineering/Technical Sales Support	88	54	142
Production	214	29	243
Administration	47	26	73
Construction	29	—	29
Marketing	12	—	12
Finance & Legal	27	20	47
Research & Development	17	—	17

Total	475	165	640

Governmental Regulation

        Due to the international scope of our operations, we are subject to complex United States and foreign laws governing, among others, anti-corruption matters, export controls, economic sanctions, antiboycott rules, currency exchange controls and transfer pricing rules. These laws are administered, among others, by the DOJ, SEC, IRS, CBP, BIS, OAC and OFAC, as well as the counterparts of these agencies in foreign countries. Our policies mandate compliance with these laws. Despite our training and compliance programs, no assurances can be made that we will be found to be operating in full compliance with, or be able to detect every violation of, any such laws. For example, we paid penalties of $176,000 and $14,613 in 2009 to BIS and OFAC, respectively, to settle allegations that certain of our subsidiaries had committed apparent export control and economic sanctions violations that we voluntarily disclosed to the agencies. In August 2010, we paid a penalty of $32,500 to OAC to settle allegations that certain of our subsidiaries had committed apparent violations of antiboycott laws. We cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Environmental Compliance

        Our operations and properties are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, the cleanup of contaminated sites, the emission of greenhouse gases, and workplace health and safety. Certain environmental laws, including CERCLA, impose joint and several liability for cleanup costs, without regard to fault, on persons who have disposed of or released hazardous substances into the environment. In addition, we could become liable to third parties for damages resulting from the disposal or release of hazardous substances into the environment. Some of our sites are affected by soil and groundwater contamination relating to historical site operations, which could require us to incur expenses to investigate and remediate the contamination in compliance with environmental laws. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. A failure to obtain, maintain, and comply with these permit requirements could result in substantial penalties, including facility shutdowns. From time to time, we could be subject to requests for information, notices of violation, and/or investigations initiated by environmental regulatory agencies relating to our operations and properties, Violations of environmental and health and safety laws can result in substantial penalties, civil and criminal sanctions, permit revocations, and facility shutdowns. Environmental and health and safety laws may change rapidly and have tended to become more stringent over time. As a result, we could incur costs for past, present, or future failure to comply with all environmental and health and safety laws and regulations. In addition, we could become subject to potential regulations concerning the emission of greenhouse gasses, and while the effect of such future regulations cannot be determined at this time, they could require us to incur substantial costs in order to achieve and maintain compliance. In the ordinary course of business, we may be held responsible for any environmental damages we may cause to our customers' premises.

Legal Proceedings

        The Company has no outstanding legal matters outside of matters arising in the ordinary course of business, except as described below.

        Asbestos Litigation—Since 1999, we have been named as one of many defendants in 16 personal injury suits alleging exposure to asbestos from our products. None of the cases alleges premises liability. Six cases are currently pending. Insurers are defending us in three of the six lawsuits, and we expect that an insurer will defend us in the remaining three matters. Of the concluded suits, there were five cost of defense settlements and the remainder were dismissed without payment. All amounts paid in connection with such settlements were immaterial. There are no claims unrelated to asbestos exposure for which coverage has been sought under the policies that are providing coverage. We can give no assurances that we will prevail in any of these matters.

MANAGEMENT

        The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Rodney Bingham	59	President and Chief Executive Officer; Senior Vice President, Western Hemisphere; Director
George P. Alexander	60	Senior Vice President, Eastern Hemisphere; Director
Jay Peterson	53	Chief Financial Officer; Senior Vice President, Finance; Secretary
René van der Salm	46	Senior Vice President, Operations
Daniel J. Hennessy(1)	53	Chairman of the Board; Director
James A. Cooper(2)	54	Director
Marcus J. George(2)	41	Director
Richard E. Goodrich(3)	67	Director
Brian P. Simmons(1)	50	Director
Charles A. Sorrentino(4)	66	Director

(1)
Member of the compensation committee
(2)
Member of the audit committee
(3)
Chair of the audit committee
(4)
Chair of the compensation committee

Executive Officers

        Rodney Bingham, President and Chief Executive Officer and Director has served as a director since April 2009 and has worked for the Company for 39 years in various management positions in the following areas: Research and Development, Engineering, Product Management, Sales, Marketing and Administration. Mr. Bingham has been instrumental in the development and introduction of several key heat tracing products which advanced the state of the industry, including the first parallel resistance, cut-to-length heating cables and the first pipe-mounted power termination assemblies in the industry. Prior to accepting his current position in January 2009, Mr. Bingham held senior management positions for Thermon including the Senior Vice President of Western Hemisphere Operations, Vice President of Thermon's International Operations, Vice President of Construction Operations and President of Thermon Heat Tracing Services. During his tenure, Mr. Bingham was responsible for the conception and development of Thermon's cornerstone marketing philosophy for the 1990s. This effort has resulted in millions of dollars of savings to Thermon customers through an altered buying process emphasizing "Early Involvement" in the customer's project engineering phase, incorporating "Value Added Services" into the turnkey systems pioneered by Thermon in the late 1970s. This philosophy is being utilized on a global basis today. Mr. Bingham has been involved in the IEEE since 1974, and has been a member of the Petroleum and Chemical Industry Committee within the IEEE for over 15 years. He also served on the Power Engineering Society Working Group for the Development of Heat Tracing Standards (IEEE 622).

        George P. Alexander, Senior Vice President, Eastern Hemisphere and Director joined us in August 1971 working in the Production Department. He then spent time in Research and Development, Engineering and as General Sales Manager prior to assuming the role of Vice President Sales and Marketing in May 1983. Mr. Alexander has served as a director since the closing of the Acquisition on April 30, 2010. He is a graduate of Texas State University with a B.S. degree in Mathematics. During Mr. Alexander's tenure as General Sales Manager, he established the Company as the primary supplier for heat tracing systems to the nuclear power generation industry. He was an author of IEEE 622 "IEEE Recommended Practice for the Design and Installation of Electric Pipe Heating Systems for

Nuclear Power Generating Stations" published in November 1979. From 1983 to 1995 during Mr. Alexander's tenure as Vice President of Sales and Marketing, corporate sales revenue grew at a compound rate of 8.1%. Mr. Alexander has directed the formulation and execution of the Company's marketing plans and strategies in Asia Pacific for over ten years by studying economic indicators, identifying customer's current and future needs and monitoring the competition. Mr. Alexander initiated the formation of Thermon's Customer Advisory Council. This Council consists of twelve representatives of major corporations from the refining and chemical industries. They, along with the Company's Distributor Council, provide management with essential feedback regarding current and future industry practices and needs. In 1996, Mr. Alexander accepted the dual role of Vice President, Strategic Alliances and Vice President, Far East operations. From 1996 to 1998 he established several global partnerships with key customers that positively affected Thermon's revenue growth worldwide. In 1999, Mr. Alexander accepted the position of Senior Vice President, Asia Pacific Operations, one of four Strategic Business Units. In 2005, as Senior Vice President, Eastern Hemisphere, Mr. Alexander assumed responsibility for operations in Europe as well.

        Jay Peterson, Chief Financial Officer, Senior Vice President, Finance, and Secretary joined the Company in July 2010 as Chief Financial Officer and was appointed Senior Vice President, Finance in October 2010. Prior to joining Thermon, Mr. Peterson held positions as Chief Financial Officer, Vice President of Finance, Senior Director of Finance, Secretary and Treasurer at Forgent Networks, Inc, a NASDAQ listed company. Mr. Peterson started with Forgent Networks in 1995 and was named Chief Financial Officer in 2001. Before joining Forgent Networks, Mr. Peterson was Assistant Controller in Dell Computer Corporation's Direct division. He also spent 11 years in various financial management positions with IBM Corporation. Mr. Peterson holds an M.B.A. and a B.A. from the University of Wisconsin.

        René van der Salm, Senior Vice President, Operations joined us in October 2001. In 1987, Mr. van der Salm graduated from the Amsterdam Technical University with a B.S. in Mechanical Engineering. After fulfilling his military service, he worked as Sales Engineer, Project Manager and Production Manager in supplying the (Petro) Chemical Industry before joining Thermon. Mr. van der Salm started with Thermon as the European Logistics Manager and was responsible for the implementation of a European wide logistics and financial ERP software. In 2006, Mr. van der Salm was promoted to Vice President Manufacturing and Logistics. During that period he divided his time between the U.S. and European operations and was instrumental in the U.S. implementation of the ERP software. In 2007, Mr. van der Salm relocated to the U.S. and was promoted to Senior Vice President, Operations.

Directors

        Daniel J. Hennessy, Chairman of the Board was a founder of CHS in 1988 and now serves as a Partner of CHS. CHS is an affiliate of the Company. Prior to founding CHS, Mr. Hennessy was a Vice President with Citicorp Mezzanine Investments and Citicorp Leveraged Capital Group in Chicago. Before joining Citicorp, he was employed by Continental Illinois National Bank. Mr. Hennessy has extensive experience managing private equity investments and portfolio companies focused on infrastructure and industrial products. He holds a B.A. from Boston College and an M.B.A. from the University of Michigan. Mr. Hennessy serves on the Board of Directors of Gundle/SLT Environmental, Inc., where he is a member of the compensation committee, and has served as a director of Waddington North America, Inc. Mr. Hennessy has served as a director since the closing of the Acquisition on April 30, 2010.

        James A. Cooper founded Thompson Street Capital Partners LP, which we refer to as TSCP, in 2000, where as Managing Principal he oversees acquisition activity of the firm and is involved in managing the firm's portfolio companies. Thompson Street Capital Partners II, L.P., an affiliate of TSCP, owns 19.35% of our outstanding common stock. Mr. Cooper has been involved in middle-market acquisitions for more than 15 years. Prior to founding Thompson Street Capital Partners, Mr. Cooper spent seven years with JPMorgan in New York City, seven years with Harbour Group in St. Louis and was affiliated with GSC Capital in New York. Mr. Cooper has extensive experience in overseeing investment decisions and managing portfolio companies. TSCP has invested in a wide array of industries, including manufacturing and energy related end markets. Mr. Cooper holds an M.B.A. from the Darden School at the University of Virginia, and both an M.S. and B.S. from the University of Missouri-Columbia. Currently, he serves on the St. Louis Children's Hospital Foundation Development Board, and is a member of both the Foundation Finance Committee and the University of Missouri MBA Advisory Board. Additionally, Mr. Cooper is a Director of First Banks Inc. where he serves on the Audit and Compensation committees, and has served as a director of Waddington North America, Inc. Mr. Cooper has served as a director since the closing of the Acquisition on April 30, 2010.

        Marcus J. George joined CHS in 1997 and was promoted to Partner in 2007. Prior to joining CHS, an affiliate of the Company, he was employed by Heller Financial, Inc. in the Corporate Finance Group. He also worked for KPMG. Mr. George brings to the board of directors substantial experience in private equity investments focused on infrastructure and industrial products. He holds a B.B.A. from the University of Notre Dame and an M.B.A. from the University of Chicago. Mr. George serves on the Board of Directors of Gundle/SLT Environmental, Inc. and KB Alloys, LLC, and has served as a director of Waddington North America, Inc. Mr. George has served as a director since the closing of the Acquisition on April 30, 2010.

        Richard E. Goodrich is a retired Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Company N.V (NYSE: CBI)., which we refer to as CB&I, an engineering, procurement and construction company that provides services to customers in the chemicals and energy industries. Prior to retiring, Mr. Goodrich served as Executive Vice President and Chief Financial Officer of CB&I from 2001 to 2005, and as acting Chief Financial Officer until June 2006. Mr. Goodrich also serves as a director of Gundle/SLT Environmental, Inc. and Chart Industries (NASDAQ: GTLS). Mr. Goodrich is a Certified Public Accountant having been certified in the District of Columbia in November 1970. Mr. Goodrich brings to the board of directors the experience and international operations insight of a chief financial officer of a large multinational company. Mr. Goodrich has served as a director since the closing of the Acquisition on April 30, 2010.

        Brian P. Simmons was a founder of CHS in 1988 and now serves as its Managing Partner. CHS is an affiliate of the Company. Prior to founding CHS, Mr. Simmons was a Vice President with Citicorp's Leveraged Capital Group in Chicago. Before joining Citicorp, he was employed by Mellon Bank in Pittsburgh and Chicago. Mr. Simmons has extensive experience managing private equity investments and portfolio companies focused on infrastructure and industrial products. He serves on the Board of Directors of Gundle/SLT Environmental, Inc. and LVI Parent Corp., and has served as a director of Waddington North America, Inc. He holds an A.B. from Cornell University. Mr. Simmons has served as a director since the closing of the Acquisition on April 30, 2010.

        Charles A. Sorrentino has served at Houston Wire & Cable Co. (NASDAQ: HWCC) as President and Chief Executive Officer since 1998. Prior to joining Houston Wire & Cable Co., Mr. Sorrentino served as President of Pameco Corporation (NYSE: PCN), a national heating, ventilation, air conditioning and refrigeration distributor, from 1994 to 1998. Pameco was a $600 million distributor that was listed on the NYSE following an initial public offering in 1997 and was later merged into a larger company. Prior to working with Pameco, Mr. Sorrentino served with PepsiCo, Inc. (NYSE: PEP) for nine years. During this time, he held a variety of positions, including Subsidiary President, Division Vice President and Region Vice President. After completing college, Mr. Sorrentino served twelve years with United Technologies (Sundstrand Corporation) (NYSE: UTX), a manufacturer of industrial, heating and air conditioning components in a variety of engineering, sales, marketing and executive management functions. Mr. Sorrentino has served as an executive of several large manufacturing companies and brings a diversity of both public and privately held company experience to the board of directors. Mr. Sorrentino earned a M.B.A. from the University of Chicago and a B.S. in Mechanical Engineering from Southern Illinois University. He also served in the United States Marine Corps. Mr. Sorrentino has served as a director since the closing of the Acquisition on April 30, 2010.

Composition of the board of directors after this offering

        Our board of directors currently consists of eight directors. Our board of directors has affirmatively determined that Messrs. Goodrich and Sorrentino are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the rules of the NYSE. We expect to add an additional independent director prior to the effectiveness of the registration statement of which this prospectus is a part. We expect to add a sufficient number of independent directors to our board of directors and/or reduce the size of the current board of directors such that the majority of the members of our board of directors are independent within twelve months after the effectiveness of the registration statement of which this prospectus is a part.

        The composition of our current board of directors is balanced among two independent directors, four directors affiliated with the sponsors and two management directors. That balance, to which each of our directors contributes, is important to us for the following reasons:

  •
  As independent directors, each of Messrs. Goodrich and Sorrentino contributes an outside point of view that we value for providing multiple perspectives to the board of directors' oversight and direction of the Company and facilitating objectivity in its decision-making process.

  •
  Because of their affiliation with our sponsors, each of Messrs. Cooper, George, Hennessy and Simmons is particularly attuned to strategic, financial and other matters that may affect our stockholders' investments in the Company.

  •
  Messrs. Bingham and Alexander, each of whom has been with the Company for 39 years, bring to the board of directors an invaluable, in-depth knowledge of the Company and our industry, operations and business plans.

Committees of the board of directors

        Our board of directors has established an audit committee and a compensation committee. In connection with this offering, we intend to establish a nominating and corporate governance committee.

        Our board of directors has adopted a written charter for the audit committee, which is available on our website. The audit committee has responsibility for, among other things, assisting our board of directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements and our code of ethics. Messrs. Goodrich (Chair), Cooper and George are members of the audit committee. Our board of directors has determined that Mr. Goodrich qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5)(ii) of Regulation S-K based on his education and experience in his respective fields. We expect that our audit committee will consist of three independent directors within the transition periods specified in Rule 10A-3 under the Exchange Act. Our board of directors has determined that all of our audit committee members are financially literate and qualified to address any issues that are likely to come before the audit committee, including the evaluation of our financial statements and supervision of our independent auditors. We expect that our audit committee will consist of entirely independent directors within the transition periods permitted by the NYSE.

        Our board of directors has adopted a written charter for the compensation committee, which is available on our website. The compensation committee has responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administer our employee benefits plans, authorize and ratify stock option grants and other incentive arrangements and authorize employment and related agreements. Messrs. Sorrentino (Chair), Hennessy and Simmons are members of the compensation committee. We expect that our compensation committee will consist of entirely independent directors within the transition periods permitted by the NYSE.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee prior to the consummation of this offering, which will be posted to our website when it becomes available. The nominating and corporate governance committee will have responsibility for, among other things, identifying, evaluating and recommending nominees for appointment or election as directors, developing and recommending a set of corporate governance guidelines, and overseeing the evaluation of our board of directors and management. We are currently evaluating who will serve on the nominating and corporate governance committee. We expect that our nominating and corporate governance committee will consist of entirely independent directors within the transition periods permitted by the NYSE.

Compensation of directors

        During fiscal 2010, members of our board of directors did not receive any retainer fees or other cash or equity-based compensation for their services as a director, other than reimbursements for out-of-pocket expenses incurred in connection with rendering such services. Mark Burdick, our former chief executive officer and president, received medical and dental continuation coverage following his retirement from employment with Thermon Holdings, LLC and through his tenure as a member of our board of directors. The total cost of this coverage was approximately $14,000 during fiscal 2010.

        Our board of directors was comprised of the following members during fiscal 2010: Mark Burdick, Donald G. Bramley, Oliver C. Ewald, Steven R. Loose and John J. Mitchell. Mr. Bramley, Mr. Loose and Mr. Ewald were managing directors of the Audax Group and Mr. Mitchell was a principal of the Audax Group. Pursuant to the terms of the Audax management services agreement (which is no longer in effect), we paid $750,000 in management fees and $112,167 for reimbursement out-of-pocket expenses to an affiliate of the Audax Group in fiscal 2010. Affiliates of the Audax Group rendered the following services to us in consideration for the aforementioned management fees: financial and strategic planning and analysis, consulting services, advice in connection with our operations, advice in connection with the negotiation of financing from banks or other financial institutions and advice and assistance in connection with the identification, negotiation and consummation of potential recapitalizations, restructurings, financings, refinancing, mergers, acquisitions, consolidations and dispositions.

        We will pay Chuck Sorrentino and Rich Goodrich (i) $1,500 per meeting for attendance at in-person meetings of the board of directors and $750 per meeting for participation in telephonic meetings of the board of directors, (ii) $1,000 per meeting for attendance at in-person meetings of the committees of the board of directors and $500 per meeting for participation in telephonic meetings of the of committees of the board of directors, (iii) an annual retainer of $25,000, payable quarterly, for serving as a member of the board of directors and (iv) an annual retainer of $5,000, payable quarterly, for serving as a member or chairman of any committee of the board of directors. In addition, Messrs. Sorrentino and Goodrich are eligible to participate in our stock option plan, and on July 28, 2010, the board of directors granted to each of Messrs. Sorrentino and Goodrich options to purchase 85 shares of our common stock. Messrs. Sorrentino and Goodrich also have an opportunity to invest directly in our common stock. On October 18, 2010, Mr. Sorrentino purchased 150 shares of our Class B non-voting common stock for $150,000 in cash and on December 20, 2010, Mr. Goodrich purchased 100 shares of our Class B non-voting common stock for $100,000 in cash. We do not pay our other directors fees for services as directors. The sponsors are entitled to receive an annual management fee of $2.0 million, in the aggregate, in connection with ongoing advisory services and board level services provided by the sponsors to us. In connection with this offering, the services to be provided by the sponsors, and the management fee payable in connection therewith, will be terminated and the sponsors will receive a one-time cash termination fee in the aggregate amount of $7.4 million. See "Certain Relationships and Related Party Transactions—Transaction Fee and Management Fee." All of our directors are reimbursed for their reasonable expenses, if any, of attendance at meetings of the board of directors or a committee of the board of directors.

Indemnification of directors and officers

        Section 145 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, provides that a corporation may indemnify its directors and officers against liabilities actually and reasonably incurred in such capacities, including attorneys' fees, judgments, fines and amounts paid in settlement, with respect to any matter in which the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent authorized by the DGCL; provided, however, we shall indemnify a person in connection with any action, suit or proceeding that is initiated by such person only if such action, suit or proceeding was authorized by our Board of Directors. Our amended and restated certificate of incorporation provides that this right to indemnification is a contract right, and we may, from time to time, and in the ordinary course of business, enter into contracts under which our directors and officers are provided with such rights of indemnification against liability that they may incur in their capacities as such and in connection with activities performed under the terms of such contracts. We will enter into an indemnification agreement with each of our directors and certain officers which will require us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director or officer (other than liabilities arising from willful misconduct of a culpable nature).

        Our amended and restated bylaws further provide that we shall indemnify and hold harmless, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture or other enterprise, against any and all liability and loss (including judgments, fines, penalties and amounts paid in settlement) suffered or incurred and expenses reasonably incurred by such person.

        Our amended and restated certificate of incorporation also eliminates the personal liability of our directors to the fullest extent permitted by Section 102 of the DGCL, which provides that a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102 does not, however, permit a corporation to eliminate or limit liability for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit.

        We have purchased liability insurance covering our directors and officers and certain other management personnel.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

        This section provides a discussion of the background and objectives of our compensation programs for senior management, including the following officers, whom we refer to as our named executive officers:

Name	Title
Rodney Bingham	President and Chief Executive Officer, Senior Vice President Western Hemisphere
George P. Alexander	Senior Vice President, Eastern Hemisphere
Richard Hageman(1)	Senior Vice President, Marketing and Technology
David Ralph(2)	Senior Vice President, Finance
René van der Salm	Senior Vice President, Operations

(1)
Mr. Hageman retired on August 31, 2010.

(2)
Mr. Ralph retired on September 30, 2010.

        Throughout this section, descriptions of historical practices and policies are of the practices and policies of Thermon Holdings, LLC and references to the "Company," when used in relation to historical practices, are intended to be references to Thermon Holdings, LLC.

        On August 30, 2007, the Company was established by Audax to acquire Thermon Industries, Inc. and its subsidiaries. Following the transaction, Audax had the overall responsibility for monitoring and approving the compensation programs for our named executive officers and making decisions regarding compensation to be paid or awarded to them. Audax historically did not seek input from outside compensation consultants with respect to compensation decisions and did not retain a compensation consultant in the fiscal 2010. In making compensation decisions, Audax relied on the input and recommendations of the Company's named executive officers. The named executive officer's recommendations were generally based on the assessment of each individual's performance compared against the strategic operational plan objectives established for the fiscal year as well as historical compensation practices at the Company.

        Going forward, our compensation committee will oversee our compensation plans, policies and programs for the named executive officers. Our compensation committee is expected to continue our historical compensation policies and practices in the short-term but will reevaluate such policies and practices as it considers advisable.

Objectives of Our Compensation Program

        Our executive compensation program is designed to attract, retain, and reward talented executives who can contribute to our long-term success and is based on the following general principles:

  •
  compensation must be competitive with that offered by other companies that compete with us for executive talent;

  •
  differences in compensation should reflect differing levels of responsibilities;

  •
  performance-based compensation should focus on critical business objectives and align pay through performance-leveraged incentive opportunities; and

  •
  our non-executive employees should receive bonus payouts before any bonus payouts are made to members of senior management.

Elements of Our Compensation Program

Base Salaries

        Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer's scope of responsibility and accountability with us. There were no changes in the fiscal 2010 base salaries of Messrs. Hageman, Ralph and van der Salm from the base salary levels established for fiscal 2009. Messrs. Bingham and Alexander each received an increase in base salary to reflect increases in their responsibilities during fiscal 2010.

Annual Bonuses

        Historically, the Company has provided its named executive officers with short-term incentive compensation through its annual bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a "pay for performance" culture.

        Based on the recommendations of Messrs. Bingham, Alexander and Ralph, early in fiscal 2010, Audax established a bonus pool for the Company's executive incentive compensation plan as a percentage of the Company's fiscal 2010 Adjusted EBITDA. For purposes of the annual bonus program, Adjusted EBITDA was equal to operating income plus incentive compensation, depreciation and amortization expenses and management fees and related expenses.

        Under the annual bonus plan, the executive bonus pool was equal to 1.75% of Adjusted EBITDA if Adjusted EBITDA ranged from $40,000,000 to $44,999,999 and 2.00% of Adjusted EBITDA if Adjusted EBITDA equaled or exceeded $45,000,000. If the Adjusted EBITDA targets were met and the bonus pool was funded, each named executive officer was eligible for an allocation of the bonus pool subject to the attainment of specific performance goals. For each of our named executive officers, awards were based 75% on Adjusted EBITDA and 25% on certain strategic operational goals. Under the payout formula, no bonus would be paid if Adjusted EBITDA was less than 90% of target, 75% of the bonus pool would be available for bonuses if Adjusted EBITDA was between 90% and 100% of target and 100% of the bonus pool would be available for bonuses if Adjusted EBITDA was equal to or greater than 100% of target. For fiscal 2010, the Adjusted EBITDA target was $36,346,385. Under the Company's annual bonus plan, the bonus pool was allocated to each named executive officer as follows:

Named Executive Officer	Bonus Pool Allocation
Rodney Bingham	24%
George Alexander	21%
David Ralph	21%
Richard Hageman	14%
René van der Salm	20%

        As fiscal year 2010 progressed, it became apparent that the Company would exceed the performance targets under the annual bonus plan. At the recommendation of Messrs. Bingham, Alexander, and Ralph, Audax approved the termination of the annual bonus program described above and awarded discretionary bonuses to each of the named executive officers that were significantly less than what each named executive officer would have been entitled to under the bonus plan described above. In addition, based on the recommendations of Messrs. Bingham, Alexander, and Ralph, Audax

authorized the allocation of the portion of the bonus pool that would have been paid to the named executive officers pursuant to the above payout formula to the bonus pool established for the Company's non-executive employees. Please see the Bonus column included in the Summary Compensation Table for the amount of discretionary bonuses awarded to each named executive officer in fiscal 2010.

Long-Term Incentives

        Following the Audax Transaction in late 2007, the Company established a "profits-interest program" under which the Company granted Class P Units to certain employees, including each of the named executive officers. Profits-interest programs such as that represented by the P Units are common practice in portfolio companies of private equity firms and allow participants to share in the increase in value of the Company above the aggregate purchase price paid in the transaction. The program was intended to provide an incentive to management to keep focused on the long-term value of the Company.

        Class P Units are subject to the terms of the certificate documenting the award, including vesting and repurchase rights at the lower of original cost and fair market value upon separation of service. In the event of a change in control, Class P Units share in the distributions from the Company once the holders of Class A Units receive their capital distributions.

        The Company did not grant any Class P Units to any of its named executive officers during fiscal 2010.

Employee Benefits and Other Benefits

        Each of our named executive officers is entitled to participate in our employee benefit plans (including 401(k) retirement savings, and medical, dental, and life insurance benefits) on the same basis as other employees. In addition, we maintain a corporate apartment and lease a Company vehicle for Mr. Bingham's use in commuting between our facilities in Houston and San Marcos, Texas.

Employment-Related Agreements

        During fiscal 2010, none of the named executive officers was subject to an employment agreement. Concurrent with the closing of the Acquisition, we entered into employment agreements with Rodney Bingham and George Alexander. The material terms of Messrs. Bingham and Alexander's employment agreements are described below.

Rodney Bingham and George Alexander

        Term.    The term of each executive's employment agreement commenced on April 30, 2010. Unless terminated earlier, each employment agreement will terminate on its second anniversary.

        Salary and Bonus.    The employment agreements of Messrs. Bingham and Alexander provide for an initial base salary of $280,000 and $250,000, respectively. In addition, if certain annual performance targets are met in the future, each executive will be eligible to receive an annual performance-based bonus.

        Restrictive Covenants.    The employment agreement of each executive prohibits the officer from competing with us during his employment period and for a period of one year thereafter.

        Termination Benefits.    We may terminate the employment agreement of each executive without cause, and each executive may terminate the employment agreement for any reason, upon 10 days prior written notice to the other.

        If an executive terminates his employment for "good reason" or we terminate his employment other than for "cause," "death, or "disability" (as such terms are defined in each executive's employment agreement), then the executive is entitled to receive a continuation of such executive's base salary for twelve months, any earned but unpaid bonus from the current fiscal year, any earned but unpaid salary, and any accrued but unpaid bonus and benefits.

        If an executive terminates his employment without "good reason" or we terminate his employment for "cause" (as such terms are defined in each executive's employment agreement), then the executive is entitled to receive any earned but unpaid salary, and any accrued but unpaid benefits.

        Upon termination of employment for death, or "disability" (as such term is defined in each executive's employment agreement), the executive is entitled to receive any earned but unpaid salary, and any accrued but unpaid bonus and benefits.

        The employment agreements do not provide for the payment of any benefits upon a change in control transaction.

Impact of Tax and Accounting Treatments

        We believe that the compensation paid to our named executive officers is fully deductible under the Internal Revenue Code at the time it is paid. We further believe that FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, does not have a material effect on our compensation program because we do not regularly award stock options, restricted shares or other equity-based compensation.

Timing of Compensation Decisions

        Prior to or shortly after the beginning of each fiscal year, the named executive officers as a group review prior year performance and prepare recommendations with respect to base salaries and the distribution of annual bonus and long-term incentives, if any, for the prior year. Historically, these recommendations have been presented to and approved by Audax.

Fiscal Year 2011 Compensation Decisions and Events

Impact of Acquisition on Compensation Program

        The Company was acquired by the equity investors on April 30, 2010. In connection with the Acquisition, Thermon Holding Corp. entered into employment agreements with Messrs. Bingham and Alexander as described above. In addition, the P Unit program was cancelled and the outstanding P Units became vested and were exchanged for the right to receive cash consideration per P Unit. The following table sets forth the value of the P Units held by each named executive officer that vested in connection with the Acquisition and the approximate percentage of the value of the P Units that was reinvested into the surviving company by each named executive officer:

Named Executive Officer	Value of Accelerated Vesting of P Units	% of P Unit Value Reinvested(1)
Rodney Bingham	$1,897,265	24.3%
George P. Alexander	$1,897,265	17.8%
Richard Hageman	$1,045,355	3.4%
David Ralph	$1,045,355	9.0%
René van der Salm	$851,929	33.8%

(1)
The approximate percentage is based on the estimated total proceeds to be received by each named executive officer after deducting all amounts subject to escrow in connection with the Acquisition.

        In connection with the Acquisition, certain key employees of the Company, including Messrs. Hageman, Ralph and van der Salm received transaction-based bonuses pursuant to transaction bonus agreements. These transaction-based bonuses were recommended to Audax by Messrs. Bingham, Alexander and Ralph. Consistent with the Company's compensation philosophy, the transaction-based bonuses that were ultimately paid to the named executive officers were less than those originally approved by Audax and the amounts that would have been paid to the named executive officers were distributed to other non-executive employees of the Company. Messrs. Hageman, Ralph and van der Salm each received a transaction-based bonus in the amount of $60,000, $150,000 and $140,000, respectively. The after-tax proceeds of these transaction-based bonuses were rolled over into our equity. Messrs. Bingham and Alexander did not receive a transaction-based bonus.

Restricted Stock and Stock Option Plan

        On July 28, 2010, our board of directors adopted the Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan, which was amended by our board of directors on October 27, 2010 and which we refer to as the 2010 Equity Plan. The purpose of the 2010 Equity Plan is to encourage selected members of management to acquire or, in some cases, further develop a proprietary interest in our growth and performance and enhance our ability to attract, retain and reward qualified individuals for management positions. Under the 2010 Equity Plan, 14,378 shares of our common stock are available for awards, subject to adjustment for changes in capitalization or certain corporate transactions. Awards may be issued in the form of non-qualified stock options and restricted stock. As of the date of this prospectus, 567 shares remain available for issuance under the 2010 Equity Plan.

        The 2010 Equity Plan is administered by the compensation committee of our board of directors. Under the 2010 Equity Plan, the compensation committee has the authority to designate participants in the plan, determine the form of awards, the number of shares subject to individual awards, and the terms and conditions, including the vesting schedule, of each award granted under the 2010 Equity Plan. The term of any option shall be fixed by the compensation committee and shall not exceed ten years from the date of grant.

        In the event of any merger, consolidation, reorganization or liquidation of Thermon or other similar transaction or in the event of a sale of Thermon, the board of directors, in its discretion, may (i) require outstanding options to be surrendered by the participant and to be immediately cancelled, and to provide for the participant to receive a cash payment in an amount equal to the number of our shares then subject to the option, whether vested or unvested, multiplied by the excess, if any, of the fair market value of a share of our common stock as of the date of the transaction, over the exercise price; (ii) require that the option be assumed, or an equivalent option substituted, by the acquiring entity or its parent; (iii) require that the exercisable portion of an option be exercised by the participant within a specified period preceding the transaction; (iv) provide for the repurchase of any shares of restricted stock that will remain unvested at the time of the transaction; or (v) provide that all or a portion of any option or restricted stock award become exercisable or vested immediately prior to the transaction. In addition, pursuant to the outstanding stock option agreements, all outstanding option awards shall vest and become exercisable immediately prior to the consummation of this offering.

        On October 20, 2010, Rodney Bingham, George Alexander, René van der Salm and Jay Peterson were granted options to purchase 1,697, 1,697, 1,416 and 849 shares of our common stock, respectively. All such options have an exercise price of $1,000 per share and shall become eligible for vesting in five equal tranches, with the portion of each tranche that vests determined by the board of directors based on the attainment of annual performance objectives established by the board of directors. Any portion of the shares eligible for vesting that do not vest based on the attainment of such performance objectives shall be added to the number of shares eligible to vest on the next scheduled vesting date, subject to the participant's continuous employment. All shares subject to such options shall vest on the seventh anniversary of the grant date if the participant remains continuously employed by us and our outstanding equity securities attain a specified fair value as of such vesting date. Pursuant to the option award agreements, we have the right to repurchase any shares acquired on exercise of the option for fair market value following termination of the optionee's employment for death, disability or termination without cause. For all other termination events, we have the right to repurchase the shares acquired on exercise of the option for the lower of fair market value or the exercise price. Fair market value is determined by our board of directors in good faith.

        We intend to terminate the 2010 Equity Plan in connection with, or promptly following, the consummation of this offering.

2011 Long-Term Incentive Plan

        Prior to the completion of this offering, we expect to adopt a 2011 Long-Term Incentive Plan, which we refer to as the LTIP, which is intended to provide our officers, employees, non-employee directors and consultants with added incentive to remain employed by or perform services for us and align such individuals' interests with those of our stockholders. The material terms of the LTIP are expected to be as follows:

        Plan Term.    The LTIP term begins upon the date of approval by the board and terminates on the tenth anniversary of its effective date, unless terminated earlier by the board.

        Eligible Participants.    All of our officers, employees, consultants and non-employee directors and persons expected to become our officers, employees, consultants or non-employee directors or any of our subsidiaries are eligible to receive awards under the LTIP. The compensation committee shall determine the participants under the LTIP.

        Shares Authorized.                shares of the our common stock will be available for awards granted under the LTIP, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the LTIP. To the extent that shares subject to an outstanding award granted under the LTIP are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of such award in cash, then such shares will again be available under the LTIP.

        Award Types.    Awards include non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units, any or all of which may be subject to time-based or performance-based vesting requirements. The compensation committee has the discretionary authority to determine the size of an award.

        Administration.    The compensation committee shall interpret, construe and administer the LTIP. The compensation committee's interpretation, construction and administration of the LTIP and all of its determinations thereunder shall be final, conclusive and binding on all persons.

        The compensation committee shall have the authority to determine the participants in the LTIP, the form, amount and timing of any awards, the performance measures, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and stock appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted stock or restricted stock units shall lapse, (iii) all or a portion of any performance period applicable to any performance-based award shall lapse and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target level or any other level. The compensation committee may delegate some or all of its powers and authority to the President and Chief Executive Officer or other executive officer as the compensation committee deems appropriate, except for awards granted to any officer who is subject to Section 16 of the

Exchange Act. Only the compensation committee may make decisions concerning the timing, pricing or amounts of an award to such officers.

        Stock Options and Stock Appreciation Rights.    The LTIP provides for the grant of stock options and stock appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified stock options. The compensation committee will determine the terms and conditions to the exercisability of each option and stock appreciation right.

        The period for the exercise of a non-qualified stock option or stock appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a stock appreciation right will not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided that the base price of a stock appreciation right granted in tandem with an option will be the exercise price of the related option. A stock appreciation right entitles the holder to receive upon exercise (subject to tax withholding in respect of an employee) shares of our common stock (which may be restricted stock) with a value equal to the difference between the fair market value of our common stock on the exercise date and the base price of the stock appreciation right.

        Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns greater than ten percent of the voting power of all shares of our capital stock, who we refer to as a ten percent holder, in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Internal Revenue Code, currently 110% of fair market value.

        Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our common stock or through a cashless exercise arrangement. All of the terms relating to the exercise, cancellation or other disposition of an option or stock appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, shall be determined by the compensation committee.

        Stock Awards.    The LTIP provides for the grant of stock awards. The compensation committee may grant a stock award either as a restricted stock award or a restricted stock unit award and, in either case, the compensation committee may determine that such award shall be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a stock award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

        The agreement awarding restricted stock units will specify whether such award may be settled in shares of our common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit will have no rights as our stockholder.

        Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock will have rights as our stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock, except that (i) distributions made with respect to shares of restricted stock, other than regular cash dividends, and (ii) regular cash dividends with respect to shares of restricted stock subject to performance-based vesting conditions, in each case, will be held by us and will be subject to the same restrictions as the restricted stock.

        Performance Unit Awards.    The LTIP also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or shares of our common stock, which may be restricted stock, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in shares of our common stock, the holder of such award will have no rights as our stockholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

        Performance Measures.    Under the LTIP, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance measures. The performance measures applicable to a particular award will be determined by the compensation committee at the time of grant. The performance measures may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, attainment of specified safety metrics, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

        Amendment or Termination of the LTIP.    The board may amend or terminate the LTIP as it deems advisable, subject to any requirement of stockholder approval required by law, rule or regulation.

        New Plan Benefits.    The benefits that might be received by officers, employees and non-employee directors cannot be determined at this time. All officers, employees and non-employee directors are eligible for consideration to participate in the LTIP.

2010 Summary Compensation Table

        The following table summarizes the compensation of the named executive officers for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008. The named executive officers are our principal executive officer, principal financial officer and our three other most highly compensated executives serving as executive officers as of March 31, 2010.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Rodney Bingham	2010	265,608	160,000	47,179	472,787
President and Chief Executive Officer,	2009	231,238	161,000	34,064	426,302
Senior Vice President, Western Hemisphere	2008	218,141	150,000	26,926	395,067
(principal executive officer)
George P. Alexander	2010	220,578	155,000	9,637	385,215
Senior Vice President, Eastern Hemisphere	2009	204,664	146,000	8,259	358,923
	2008	196,603	145,000	9,006	350,609
Richard Hageman	2010	165,567	100,000	8,795	274,362
Senior Vice President, Marketing and Technology	2009	165,593	121,000	8,195	294,788
	2008	150,995	125,000	8,230	284,225
David Ralph	2010	210,624	155,000	8,221	373,845
Senior Vice President, Finance	2009	210,654	151,000	7,321	368,975
(principal financial officer)	2008	206,562	145,000	8,235	359,797
René van der Salm	2010	160,536	120,000	7,836	288,372
Senior Vice President, Operations	2009	160,568	121,000	7,364	288,932
	2008	123,964	73,500	75	197,539

(1)
The amounts reported in this column represent discretionary bonuses paid during fiscal 2011 for fiscal 2010 performance. Please see "—Elements of Our Compensation Program—Annual Bonuses" for further information regarding the discretionary bonuses paid with respect to fiscal 2010.

(2)
All Other Compensation for each of the named executive officers is comprised of the following amounts:

Name	Year	Company Contribution to 401(k) ($)	Group Life Insurance ($)	Company Apartment ($)(a)	Company Provided Vehicle ($)(a)	All Other Compensation Total ($)
Rodney Bingham	2010	7,390	2,322	21,535	15,932	47,179
George P. Alexander	2010	7,376	2,261	—	—	9,637
Richard Hageman	2010	7,350	1,445	—	—	8,795
David Ralph	2010	7,200	1,021	—	—	8,221
René van der Salm	2010	7,350	486	—	—	7,836

(a)
Mr. Bingham regularly commutes between our facilities in Houston, Texas and our headquarters in San Marcos, Texas. Included in All Other Compensation for Mr. Bingham for fiscal 2010 were payments for expenses related to the cost to maintain an apartment for Mr. Bingham when he works at our headquarters and the cost of a Company leased vehicle for commuting between Houston and San Marcos, Texas. We value these benefits based on the actual cost incurred to maintain an apartment for Mr. Bingham in San Marcos, Texas and to provide the Company leased vehicle.

2010 Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)(1)	Maximum ($)
Rodney Bingham	—	240,393	—
George P. Alexander	—	210,343	—
Richard Hageman	—	140,229	—
David Ralph	—	210,343	—
René van der Salm	—	200,327	—

(1)
As noted above, at the beginning of fiscal 2010, each named executive officer was eligible for a bonus payment under the Company's annual bonus plan if certain performance metrics relating to Adjusted EBITDA and strategic operational goals were met. Amounts earned under the annual bonus pool were to be determined as a percentage of fiscal 2010 Adjusted EBITDA, assuming a minimum level of Adjusted EBITDA was attained. There was no threshold, target or maximum amounts. The amount shown was calculated for fiscal 2010 based on the formula and actual fiscal 2010 performance. As discussed above, based on the recommendations of Messrs. Bingham, Alexander and Ralph, Audax approved the termination of the annual bonus plan and, accordingly, no bonuses were awarded based on the annual bonus plan's payout formula. Instead, Audax approved the grant of discretionary bonuses to each of the named executive officers that were significantly less than what each named executive officer would have been entitled to under the bonus plan described above. Please see "—Elements of Our Compensation Program—Annual Bonuses" for further information regarding the Company's bonus plan and the decision to award discretionary bonuses in lieu of bonuses payable pursuant to the annual bonus plan formula.

2010 Outstanding Equity Awards at Fiscal Year-End

Name	Number of Shares or Units of Stock That Have Not Vested(1)(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
Rodney Bingham	500	—
George P. Alexander	500	—
Richard Hageman	277	—
David Ralph	277	—
René van der Salm	224	—

(1)
Amounts reported in this column represent the number of unvested P Units held by each named executive officer as of March 31, 2010.

(2)
The P Units vest at a rate of 20% on each anniversary of the grant date. All of the P Units were granted to the named executive officers on February 7, 2008.

(3)
Under the P Unit agreements, the P Units did not have any value unless and until a change in control of the Company occurred. Accordingly, the market value of the P Units as of March 31, 2010 was $0 per P Unit.

2010 Stock Vested Table

	Stock Awards
Name	Number of Units Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Rodney Bingham	167	—
George P. Alexander	167	—
Richard Hageman	90	—
David Ralph	90	—
René van der Salm	76	—

(1)
Amounts reported in this column represent the number of each named executive officer's P Units that vested during fiscal 2010. The P Units vest at a rate of 20% on each anniversary of the grant date.

(2)
Under the P Unit agreements, the P Units did not have any value unless and until a change in control of the Company occurred. Accordingly, the market value of the P Units as of the applicable vesting date was $0 per P Unit.

Potential Payments Upon Termination or Change in Control

        During fiscal 2010, we had no individual employment agreements or change in control agreements with any of our named executive officers. Accordingly, as of March 31, 2010, none of our named executive officers had a contractual right to receive severance or other post-termination benefits from the Company. As noted in this "Compensation Discussion and Analysis," in connection with the purchase of the Company by the equity investors, Thermon Holding Corp. entered into individual employment agreements with Messrs. Bingham and Alexander. Please see "—Employment Related Agreements" for a discussion of the material terms of those agreements.

        Under the terms of each P Unit award agreement, in the event of a change in control, the holders of the P Units receive distributions from the Company after the holders of the Class A Units have received their capital investment in the Company. After the holders of the Class A Units and Class P Units have received their capital, the holders of the Class A Units and Class P-1 Units receive distributions until two times their capital is returned. Thereafter, the holders of Class A Units and Class P-1 and P-2 Units receive distributions until three times their capital is returned. Thereafter, Class A Units and Class P-1, P-2 and P-3 Units receive distributions until four times their capital is returned. Thereafter, all holders of Units receive distributions. As noted above, under the P Unit agreements, the P Units did not have any value unless and until a change in control of the Company occurred. Accordingly, as of March 31, 2010, the market value of the P Units was $0 per P Unit. In connection with the Acquisition, each of Messrs. Bingham, Alexander, Hageman, Ralph and van der Salm received proceeds with respect to the vesting of P Units of approximately $1,900,000, $1,900,000, $1,050,000, $1,050,000 and $850,000, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows the beneficial ownership of shares of our common stock immediately preceding and following this offering by (i) each of our directors and executive officers, individually and as a group, (ii) each person known to our management to be the beneficial owner of more than 5% of the outstanding shares of our common stock, and (iii) each selling stockholder. As of the date of this prospectus, there were 129,552 outstanding shares of our common stock. Investment funds sponsored by the sponsors and certain members of management, together with certain former managers, own all of our common stock.

						Shares Beneficially Owned After the Offering (Assuming No Exercise of the Overallotment Option)
				Shares Being Sold In This Offering (Assuming No Exercise of the Overallotment Option)	Shares Being Sold In This Offering (Assuming Full Exercise of the Overallotment Option)
	Shares Beneficially Owned Prior to the Offering(1)
Name of Beneficial Owner	Number		Percentage			Number	Percentage
5% Stockholders:
CHS Private Equity V LP	72,036	(2)	55.6%
Thompson Street Capital Partners II, L.P(3)	25,000		19.3%
Crown Investment Series LLC—Series 4(4)	14,750		11.4%
Star Investment Series LLC—Series 1(5)	750		*
Directors and Executive Officers:
George P. Alexander	1,984	(6)(7)	1.5%
Rodney Bingham	2,000	(6)	1.5%
Richard Hageman	131	(6)	*
David P. Ralph	544	(6)	*
René van der Salm	816	(6)	*
James A. Cooper	25,000	(8)	19.3%
Marcus J. George	72,036	(9)	55.6%
Richard E. Goodrich	100	(6)	*
Daniel J. Hennessy	72,036	(9)	55.6%
Brian P. Simmons	72,036	(9)	55.6%
Charles A. Sorrentino	150	(6)	*
All executive officers and directors as a group (11 persons)	102,761	(10)	79.3%
Other Selling Stockholders:

*
Less than 1% of our outstanding common stock

(1)
"Beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act. The number and percentage of shares of common stock beneficially owned by each person listed in the table is determined based on the shares of common stock that such person beneficially owned as of December 31, 2010, or that such person has the right to acquire within 60 days thereafter. The number of outstanding shares used as the denominator in calculating the percentage ownership of each person is 129,552 shares of common stock, the number of shares of our common stock outstanding as of the date of this prospectus, plus the number of shares of common stock that such person has the right to acquire as of the date of this prospectus, or within 60 days thereafter. Each person has sole voting power and sole investment power over the shares of common stock that the person beneficially owns, unless otherwise indicated.

(2)
Consists of 72,000 shares held by CHS Private Equity V LP and 36 shares held by CHS Associates V, an entity related to CHS. The Investment Committee of CHS exercises sole voting and dispositive powers with respect to the shares of the Company held by both CHS Private Equity V LP and CHS Associates V. The members of the Investment Committee are Andrew W. Code, Brian P. Simmons, Daniel J. Hennessy, Thomas J. Formolo, David O. Hawkins, Richard A. Lobo, Steven R. Brown, Edward M. Lhee and Marcus J. George, who we collectively refer to as the Investment Committee Members. Each of the Investment Committee Members disclaims beneficial ownership of the shares of the Company held by CHS Private Equity V LP and CHS Associates V, except to the extent of a pecuniary interest therein. The address of each of the Investment Committee Members is c/o CHS Capital LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(3)
Thompson Street Capital II GP, L.P. is the general partner of Thompson Street Capital Partners II, L.P. Thompson Street Capital LLC is the general partner of Thompson Street Capital II GP, L.P. Mr. James A. Cooper is the sole member of Thompson Street Capital LLC. Each of Thompson Street Capital II GP, L.P., Thompson Street Capital LLC, and Mr. Cooper may be deemed to share beneficial ownership of any shares beneficially owned by Thompson Street Capital Partners II, L.P., but each disclaims such beneficial ownership except to the extent of a pecuniary interest therein. The address of each of the entities listed in this footnote and Mr. Cooper is c/o Thompson Street Capital LLC, 120 South Central Avenue, Suite 600, Saint Louis, Missouri 63105.

(4)
Longview Asset Management LLC, which we refer to as Longview, is the manager of Crown Investment Series LLC—Series 4, which we refer to as Crown, and holds voting power and investment power over the shares of stock held by Crown. Mr. James A. Star is the President of Longview. Each of Mr. Star and Longview disclaims beneficial ownership of the shares of the Company held by Crown, except to the extent of a pecuniary interest therein. The address of each of Mr. Star and Longview is c/o Crown Investment Series LLC, 222 North LaSalle Street, Chicago, Illinois 60601.

(5)
Mr. James A. Star exercises sole voting and dispositive powers with respect to the shares of the Company held by Star Investment Series LLC—Series 1.

(6)
These shares are non-voting shares of our Class B common stock. Immediately prior to the consummation of this offering, we will effect a combination of our common stock into one class of voting common stock by means of a merger of one of our wholly owned subsidiaries into us.

(7)
Includes 496 shares owned by the Bridget Alexander Trust, which is for the benefit of spouse Bridget Alexander, 496 shares owned by the BA 2008 Grantor Retained Annuity Trust, which is for the benefit of George Alexander, and 496 shares owned by spouse Bridget Alexander.

(8)
Shares are owned by Thompson Street Capital Partners II, L.P., of which Mr. Cooper is a managing partner. Mr. Cooper may be deemed to share beneficial ownership of such shares with Thompson Street Capital II GP, L.P. and Thompson Street Capital LLC, but each disclaims such beneficial ownership except to the extent of a pecuniary interest therein.

(9)
Shares are owned by CHS Private Equity V LP and CHS Associates V. Mr. George, Mr. Hennessy and Mr. Simmons are partners of CHS Capital LLC, an affiliate of CHS Private Equity V LP and CHS Associates V. Each of Mr. George, Mr. Hennessy and Mr. Simmons disclaims beneficial ownership of such shares except to the extent of a pecuniary interest therein.

(10)
Includes shares for which the following directors have disclaimed beneficial ownership: Mr. George, Mr. Hennessy, Mr. Simmons and Mr. Cooper. See footnotes 8 and 9 above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Audax Management Fee

        Upon the closing of the Audax Transaction, we entered into a management services agreement with an affiliate of the Audax Group pursuant to which said affiliate provided management and consulting services and financial and other advisory services. Pursuant to such agreement, we paid to an affiliate of the Audax Group management fees and expense reimbursement in the amounts of $824,964 in fiscal 2009 and $862,167 in fiscal 2010. Additionally, pursuant to the management services agreement, we paid management fees and expense reimbursement in the amount of $79,142 and a transaction success fee in connection with the CHS Acquisition to an affiliate of the Audax Group in an aggregate amount of $4,715,640 in the one month ended April 30, 2010.

The CHS Transactions

        On April 30, 2010, Thermon Holdings, LLC and an investor group led by CHS completed the Acquisition. After accounting for subsequent working capital and other post-closing adjustments required by the stock purchase agreement, the purchase price as of September 30, 2010 was estimated to be $320.9 million. The Acquisition purchase price and related expenses were financed with the proceeds from the issuance of $210.0 million in aggregate principal amount of our senior secured notes and a $129.2 million equity investment by the equity investors.

        As the controlling equity holder of Thermon Holdings, LLC, the Audax Group would be deemed the beneficial holder of Thermon Holdings, LLC. At closing of the Acquisition, Thermon Holdings, LLC distributed the proceeds received from the Acquisition through cash payments to each of its equity holders with respect to his or her equity interests. In addition, certain equity holders reinvested a portion of their acquisition proceeds in exchange for shares of stock in the Company. The following table sets forth, with respect to each of the directors and executive officers of Thermon Holdings, LLC (and related persons) as of the closing of the Acquisition set forth below, (i) his or her percentage ownership in Thermon Holdings, LLC prior to the Acquisition, (ii) his or her acquisition proceeds received at closing and (iii) the amount of acquisition proceeds he or she reinvested in our common stock:

Name (Relationship with Thermon Holdings, LLC)	% Total Ownership Pre- Acquisition(1)	Proceeds Received ($)(2)	Reinvestment in Our Common Stock($)(3)
Mark Burdick (Director)	5.3%	$9,800,306	$2,200,000
Richard L. Burdick (Father of Mark Burdick)	2.1%	$3,920,122	$739,000
Rodney Bingham (President and Chief Executive Officer, Senior Vice President, Western Hemisphere)	3.2%	$7,577,636	$2,000,000
George Alexander (Senior Vice President, Eastern Hemisphere)	1.1%	$3,712,893	$496,000
David Ralph (Senior Vice President, Finance)	1.9%	$4,471,504	$544,000
Richard Hageman (Senior Vice President, Marketing and Technology)	0.8%	$2,356,441	$131,000
René van der Salm (Senior Vice President, Operations)	0.6%	$1,925,705	$816,000
Richard Burdick (Son of Mark Burdick)	0.1%	$196,006	$133,000
Bridget Alexander (Wife of George Alexander)	0.7%	$1,257,497	$496,000
The BA 2008 Grantor Retained Annuity Trust (for the benefit of George Alexander)	1.7%	$3,064,615	$496,000
Bridget Alexander Trust (as successor in interest to the GA 2008 Grantor Retained Annuity Trust) (for the benefit of Bridget Alexander)	1.2%	$2,278,446	$496,000
Andy Russell (Son-in-law of Richard Hageman)	0.1%	$196,008	$123,000

(1)
Percent ownership is based on the number of Class A Units of Thermon Holdings, LLC owned prior to the Acquisition.

(2)
Reflects pre-tax proceeds received at the closing of the Acquisition after deducting all amounts subject to escrow and holdback obligations. Includes the value of the accelerated P Units that vested at the closing of the Acquisition. Excludes the interest in a portion of a $2.4 million distribution from the net working capital escrow on September 9, 2010.

(3)
Includes the portion of the proceeds from the vested P Units reinvested into equity of the Company.

        In connection with the Acquisition, the P Unit program was cancelled and the outstanding P Units held by Messrs. Bingham, Alexander, Hageman, Ralph and van der Salm vested, entitling them to the right to receive cash consideration per P Unit. In addition, a portion of the proceeds from the vested P Units were reinvested into equity of the Company. Messrs. Hageman, Ralph and van der Salm also received transaction-based bonuses. Please see "Compensation Discussion and Analysis—Fiscal Year 2011 Compensation Decisions and Events" for more information.

        At September 30, 2010, we had estimated remaining income tax adjustment and restricted cash payment obligations in connection with the Acquisition of approximately $4.2 million. On September 9, 2010, we paid $2.4 million to Thermon Holdings, LLC in full satisfaction of the post-closing working capital adjustment. We anticipate that the post-closing income tax adjustment will be finalized by the end of June 2011. We currently estimate that the final adjustment amount will be approximately $2.1 million in favor of Thermon Holdings, LLC. Finally, pursuant to the stock purchase agreement governing the Acquisition, we are required to pay to Thermon Holdings, LLC, within 30 days after each calendar quarter following the closing of the Acquisition, the net amount of cash released to us during such quarterly period that, as of April 30, 2010, had been posted or otherwise used to secure our performance bonds, bank guarantees, letters of credit or similar obligations. On July 30, 2010 and

October 29, 2010, we made restricted cash payments in the amounts of $48,499 and $301,549, respectively, to Thermon Holdings, LLC for the quarters ended June 30, 2010 and September 30, 2010, respectively, and we currently estimate the aggregate amount of the remaining restricted cash payments will be approximately $1.8 million. We believe that any amount paid to Thermon Holdings, LLC in respect of the post-closing working capital and income tax adjustments or restricted cash payment obligation will be subsequently distributed on a pro rata basis to the equity holders of Thermon Holdings, LLC, including the individuals or entities listed in the above table.

Employment Agreements

        Concurrently with the closing of the Acquisition, Mr. Bingham and Mr. Alexander entered into employment agreements with the Company. See "Compensation Discussion and Analysis—Employment-Related Agreements" for more information regarding these employment agreements.

        On July 12, 2010, Mr. Jay Peterson accepted our offer of employment to serve as our chief financial officer. The offer of employment provides for an annual base salary of $225,000. In addition, Mr. Peterson will be eligible for an annual bonus with a target award of 40% of base salary, contingent upon the achievement of certain Company performance and individual performance targets, and a new hire option grant equal to six percent of the option pool outstanding as of July 7, 2010. The offer of employment also provides for a lump sum severance payment equal to nine months of base salary and, if applicable, a pro-rated portion of earned but unpaid annual incentive bonuses at the time of termination in the event Mr. Peterson's employment is terminated due to (i) a change of control, (ii) termination of Mr. Peterson's employment without cause or (iii) a significant diminution of duties.

Securityholder Agreement

        The sponsors and our other existing equity holders are parties to an amended and restated securityholder agreement, which we refer to as the Securityholder Agreement, which sets forth provisions relating to, among other things, our board of directors, transfer restrictions (including rights of first refusal in favor of the sponsors), tag-along rights, drag-along rights, preemptive rights, and registration rights.

        Board of Directors.    The Securityholder Agreement provides that each of the parties thereto will vote its shares of our common stock and take all other necessary actions to cause our board of directors to be composed as follows: (i) up to a majority of the directors as designated by CHS, who we refer to as the CHS Directors, (ii) Rodney Bingham and George Alexander, who we refer to as the Management Directors, for so long as they own shares of our common stock and are employed by us or any of our subsidiaries, (iii) one director designated by TSCP, and (iv) if and only if, so designated, two directors designated by the CHS Directors and the Management Directors. In addition, the Securityholder Agreement provides that Crown may, for so long as it holds any of our securities, designate a non-voting observer reasonably acceptable to us to attend any meetings of our board of directors.

        Transfer Restrictions.    The securityholders are restricted from transferring our securities without the consent of our board of directors and without giving us and the sponsors a right of first refusal to any securities proposed to be transferred, subject to certain exemptions, including permitted transfers to family members, to the sponsors, or to us. In addition, the Securityholder Agreement places certain restrictions on the transfer of our securities by securityholders in the open market. See "Shares Available for Future Sale—Sales of Restricted Securities." Furthermore, each securityholder has agreed not to transfer any securities during the 180-day lock up period described in "Underwriting."

        Tag-Along Rights.    Subject to certain exceptions, in the event that CHS proposes to transfer any shares of our common stock or securities convertible into common stock, a securityholder may elect to sell in such transfer the same percentage of its common stock as CHS proposes to transfer. The tag-along rights will terminate upon consummation of this offering in accordance with the terms of the Securityholder Agreement.

        Drag-Along Rights.    In the event that CHS approves a sale of the Company (whether by merger, sale of shares of common stock, sale of substantially all of the assets of the Company and our subsidiaries, or otherwise), all other securityholders must, upon CHS' request, sell in such transaction the same percentage of their respective shares of common stock as CHS proposes to sell.

        Preemptive Rights.    If the Board authorizes the issuance to any of the sponsors any debt or equity securities or instruments of the Company or any of our subsidiaries, each of the other sponsors has the right to purchase up to such sponsor's pro rata share of such securities or instruments. If the Board authorizes the issuance to any of the sponsors any shares of common stock or securities convertible into common stock, each other securityholder has the right to purchase its pro rata portion of such securities. The preemptive rights will terminate upon consummation of this offering in accordance with the terms of the Securityholder Agreement.

  Registration Rights

        Demand registration rights.    At any time following the consummation of this offering, the holders of at least a majority of the shares of our common stock that were originally issued to or transferred to CHS may, subject to certain exceptions and conditions, demand registration of part or all of such shares under the Securities Act. Such securityholders shall be entitled to request an unlimited number of demand registrations and to select the managing underwriter for any public offering pursuant to such a demand registration, subject to our reasonable approval; provided, however, that such a registration may not be demanded during the six-month period immediately following the effective date of any long-form registration statement. We may, but not more than once in any 365-day period, defer such a registration for up to six months if it is advised by its counsel that that undertaking such registration would accelerate the disclosure of a material development involving us and we determine in good faith that such disclosure is not in our best interests. Notwithstanding the above, each securityholder that would be entitled to such registration rights has agreed not to exercise such right until the expiration of the 180-day lock-up period described in "Underwriting."

        Piggyback registration rights.    If, at any time, we determine (or are required as a result of a demand registration) to file a registration statement with the SEC covering any shares of our common stock, other than shares of common stock or other securities that are issuable in an offering to our officers or employees pursuant to an employee benefit plan or in connection with the acquisition of a business, each securityholder will have the right to request that we include their shares of common stock in any such registration statement, subject to specified limitations.

        Cutback.    In connection with the above demand and piggyback registrations, the managing underwriters may limit, including entirely, the number of shares offered for marketing reasons. In such case, the shares to be included in the registration shall be prioritized in accordance with the terms of the Securityholder Agreement.

        Expenses.    We are required to pay the expenses associated with preparing and filing any registration statement in connection with the above demand and piggyback registrations, other than any underwriting discounts and commissions applicable to the sale of shares.

Manager Equity Agreements and Co-Investor Agreement

        We and CHS have entered into manager equity agreements with each of our management investors which set forth additional provisions relating to the ownership of our securities. Pursuant to the manager equity agreements, each management investor will maintain the confidentiality of our confidential or proprietary information obtained as a result of such management investor's employment and is subject to non-competition and non-solicitation covenants during employment and for a period of two years thereafter. Upon the termination of a management investor's employment for any reason, we will have the option to repurchase any of such management investor's securities, and CHS will have the option to purchase from such management investor any securities for which we do not exercise our repurchase option. Pursuant to a co-investor agreement entered into among the sponsors, TSCP and Crown will be entitled to participate, on a pro rata basis, in any of our securities purchased by CHS in connection with its purchase option under the manager equity agreements.

Transaction Fee and Management Fee

        Immediately following the closing of the Acquisition, our wholly owned subsidiary, Thermon Group, Inc., and CHS executed a closing fee agreement, pursuant to which CHS received an aggregate fee of $5.6 million, plus out of pocket expenses incurred in connection with the Acquisition. Upon closing of the Acquisition, we entered into a management services agreement with the sponsors pursuant to which they have agreed to provide us with management, consulting, financial and other advisory services. Pursuant to such agreement, the sponsors will receive an annual management fee of $2.0 million, in the aggregate, and reimbursement of out of pocket expenses incurred in connection with the provision of such services. At the closing of the Acquisition, TSCP was paid $1.0 million as prepayment for the annual management fee payable for the first two years and three months. The management services agreement includes customary indemnification provisions in favor of the sponsors.

        In connection with this offering, we intend to enter into an agreement with the sponsors to terminate the management and consulting services provided under the management services agreement and to eliminate our obligation to pay any management fees going forward. Pursuant to the terms of such termination agreement, we will pay a one-time cash termination fee in the aggregate amount of $7,356,757 (of which $5,032,570 will be paid to CHS, $1,159,936 will be paid to TSCP, $1,107,906 will be paid to Crown and $56,345 will be paid to Star Investment Series LLC—Series 1). Our obligations with respect to the indemnification of the sponsors or their respective affiliates and reimbursement of their expenses will not be affected by such termination. We expect to finance the payment of the termination and advisory fees from available cash on hand.

Review and Approval of Transactions with Related Persons

        On July 28, 2010, we adopted a Statement of Policy Regarding Transactions with Related Parties, which requires that each director and executive officer promptly advise the chairman of the audit committee of any Related Person Transaction, as defined therein, of which he or she becomes aware in which we are to be a participant, the amount involved exceeds $120,000 and the applicable Related Person had or will have a direct or indirect material interest, and all material facts with respect thereto. The audit committee (or, if determined by the audit committee as advisable, the disinterested members of our board of directors) shall then consider such Related Person Transaction for approval or ratification.

        In considering whether to approve or ratify any Related Person Transaction, the audit committee or the disinterested members of our board of directors, as the case may be, shall consider all factors that are relevant to the Related Person Transaction, including, without limitation, the following:

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  the size of the transaction and the amount payable to a Related Person;

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  the nature of the interest of the Related Person in the transaction;

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  whether the transaction may involve a conflict of interest; and

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  whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

        No Related Person Transaction will be consummated without the approval or ratification of the audit committee or the disinterested members of the board of directors as described above. It will be our policy that no director shall participate in any discussion or approval of a Related Person Transaction for which he or she is a Related Person.

 DESCRIPTION OF CAPITAL STOCK

        Immediately prior to the consummation of this offering, we will merge our wholly-owned subsidiary Thermon Group, Inc. into Thermon Group Holdings, Inc. and effect a combination of our common stock into one class of voting stock, as described below. Upon completion of such merger, our authorized capital stock will consist of                        shares of common stock, $0.001 par value per share, of which                        shares will be issued and outstanding. The number of shares outstanding at the closing of this offering will vary depending on the initial public offering price. See "Prospectus Summary—The Offering." As of December 31, 2010, there were 82 holders of record of our common stock.

        The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering and which will be filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the DGCL. The descriptions of our common stock reflect changes to our capital structure that will become effective immediately prior to the completion of this offering.

Common Stock

        Shares of our common stock have the following rights, preferences and privileges:

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  Voting Rights.  Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the shares of common stock present in person or represented by proxy and entitled to vote.

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  Dividends.  Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. We currently intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. In any event, any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, including the restrictions contained in the agreements governing our outstanding indebtedness and any other factors our board of directors deems relevant.

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  Liquidation.  In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

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  Rights and Preferences.  Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

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  Merger.  In the event we merge or consolidate with or into another entity, holders of each share of common stock will be entitled to receive the same per share consideration.

        We intend to apply to list our common stock on the NYSE under the symbol "THR."

Preferred Stock

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  Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to                        shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after the closing of this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as will be in effect upon completion of this offering, contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws include anti-takeover provisions that:

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  authorize our board of directors, without further action by the stockholders, to issue up to                                    shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

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  require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

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  specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer or our president;

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  establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

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  provide that our amended and restated bylaws may be amended by our board of directors without stockholder approval;

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  allow our directors to establish the size of the board of directors by action of the board, subject to a minimum of three members;

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  provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

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  require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding voting stock;

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  do not give the holders of our common stock cumulative voting rights with respect to the election of directors; and

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  prohibit us from engaging in certain business combinations with any "interested stockholder" (as defined below) unless specified conditions are satisfied as described below under "—Business Combinations."

Business Combinations

        We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our amended and restated certificate of incorporation contains provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

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  prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in the case of our company, the sponsors and any of their respective permitted transferees receiving 15% or more of our voting stock will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Corporate Opportunity

        Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the sponsors or any of their or their respective affiliates and subsidiaries (other than us and our subsidiaries) officers, directors, agents, stockholders, members, partners and employees and that may be a business opportunity for such sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the sponsors has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

        These provisions will continue to apply until no person who is our director or officer is also a director, officer, member, partner or employee of a sponsor or its affiliates (other than us and our subsidiaries).

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation and amended and restated by-laws limit the liability of our directors to the fullest extent permitted by the DGCL and provide that we will indemnify our officers and directors to the fullest extent permitted by this law. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                                    , located at                                    .

SHARES AVAILABLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Securities

        Upon the closing of this offering, we will have outstanding                        shares of common stock, based on the number of shares outstanding at December 31, 2010, assuming an initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus, and giving effect to the issuance of                         shares of common stock in this offering.

        Of the shares to be outstanding after the closing of this offering, the                        shares sold by us and the selling stockholders in this offering will be freely tradable without restriction under the Securities Act and                        shares will be available for resale 180 days following the completion of this offering (of which            shares will be subject to volume limitations under Rule 144 because they are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act). The shares available for sale 180 days following the completion of this offering are subject to the lock-up agreements described below.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
shares or %	On the date of this prospectus
shares or %	Up to and including 180 days after the date of this prospectus shares or %
More than 180 days after the date of this prospectus, of which , or %, are subject to volume, manner of sale and other limitations under Rule 144, and of which , or %, are subject to the restrictions on open market transfers pursuant to the terms of our Securityholder Agreement (as described below under "—Lock-up Agreements")

Lock-up Agreements

        Our officers, directors, other stockholders, including the selling stockholders, and holders of vested stock options, collectively representing                        shares of our common stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions, including the shares of common stock being sold in this offering. See "Underwriting" for a description of these lock-up agreements.

        In addition, pursuant to the terms of the Securityholder Agreement, the management investors have agreed to limit their sales of our common stock in the open market following the expiration of the 180 day lock-up period described above. This limitation applies to any calendar quarter during which we are subject to a standstill agreement with the underwriters that permits the transfer of our shares, and to each calendar quarter thereafter. A standstill agreement is an agreement we enter into in connection with any public offering or other public sale of our common stock that limits our right to offer or sell our common stock except in such offering or sale. The provisions of the Securityholder Agreement effectively limit the aggregate number of shares of our stock that may be sold during the relevant calendar quarter by each management investor to the greater of (a) his or her pro rata share of 1% of the outstanding shares of our common stock (or such lesser percentage or number as may be permitted by the standstill agreement) and (b) that percentage of shares of our common stock which has been transferred by CHS during such calendar quarter.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        Approximately                        shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, assuming an initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

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  the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Stock Options

        As of December 31, 2010, we had outstanding options to purchase 13,761 shares of common stock under the 2010 Equity Plan, none of which were vested. Pursuant to the terms of the 2010 Equity Plan, all outstanding options to purchase shares of our common stock shall vest and become exercisable immediately prior to the consummation of this offering.

        Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options under the 2010 Equity Plan as well as all shares of our common stock that may be covered by additional options and other awards granted under the LTIP. Please see "Compensation Discussion and Analysis—Fiscal Year 2011 Compensation Decisions and Events—2011 Long-Term Incentive Plan" for additional information regarding the LTIP. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

        Following this offering and the sale by the selling stockholders of the shares offered by them hereby, the holders of at least a majority of the shares of common stock held by or originally issued to or transferred to CHS shall have the right, pursuant to the terms of the Securityholder Agreement, subject to certain exceptions and conditions set forth therein, to demand registration or part or all of such shares under the Securities Act. Any such demand must be provided to us in writing and specify the number of shares of our common stock requested to be registered and the anticipated per share price for such offering. Such demanding stockholders shall be entitled to request an unlimited number of demand registrations and to select the managing underwriter for any public offering pursuant to such a demand registration, subject to our reasonable approval; provided, however, that such a registration may not be demanded during the six-month period immediately following the effective date of any long-form registration statement. We may, but not more than once in any 365-day period, defer such a registration for up to six months if it is advised by its counsel that that undertaking such registration would accelerate the disclosure of a material development involving us and we determine in good faith that such disclosure is not in our best interests. The existing holders of shares of our common stock will also have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Certain Relationships and Related Party Transactions—Securityholder Agreement."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock that is treated for U.S. federal tax purposes as:

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  a non-resident alien individual;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

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  an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, other than a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. federal income tax consequences of being a partner in a partnership that purchases, owns or disposes of our common stock.

        This summary assumes that our common stock is held as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion is of a general nature and thus does not address all of the U.S. federal income tax considerations that might be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to a Non-U.S. Stockholder subject to special treatment under U.S. federal tax laws (including financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies or notional principal contracts, tax-exempt entities, certain former citizens or long-term residents of the United States, persons that will hold shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of "synthetic security" or other integrated transaction for U.S. federal income tax purposes, "controlled foreign corporations" and "passive foreign investment companies"). Furthermore, this summary does not discuss any aspects of U.S. federal estate or gift taxation, and does not describe any state, local or non-U.S. taxation. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, which refer to as the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of our common stock is advised to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income tax consequences to a Non-U.S. Stockholder of purchasing, owning and disposing of our common stock.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY

CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND ANY APPLICABLE TAX TREATY.

Distributions

        If we make distributions on our common stock, the distributions will be dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital that will first reduce your basis, but not below zero, and then will be treated as gain on sale of stock (as discussed further below).

        Any dividend paid to a Non-U.S. Stockholder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN in order to obtain the benefits of such treaty. A Non-U.S. Stockholder that does not timely provide us with the required certification, but which qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Stockholders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

        If, however, the Non-U.S. Stockholder provides a valid IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder's conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to withholding. Instead, such dividend will be subject to U.S. federal income tax in the manner described below under "—Effectively Connected Income."

Sale, Exchange or Other Taxable Disposition of Our Common Stock

        Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States), (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, or (iii) we are or become a "United States real property holding corporation", or USRPHC, for U.S. federal income tax purposes and certain other conditions are met. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we are or will become a USRPHC, however, there can be no assurance in that regard.

        Gain described in clause (i) immediately above will be subject to U.S. federal income tax in the manner described below under "—Effectively Connected Income." During each taxable year, a Non-U.S. Stockholder described in clause (ii) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Stockholder during the taxable year.

Effectively Connected Income

        Any dividend with respect to, or gain recognized upon the sale, exchange or other taxable disposition of, our common stock that is effectively connected with a trade or business carried on by a

Non-U.S. Stockholder within the United States (or, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Stockholder's net income, in the same manner as if the Non-U.S. Stockholder were a United States person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Stockholder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. Stockholder may be subject to a "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Stockholders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Annual reporting to the IRS and to each Non-U.S. Stockholder will be required as to the amount of dividends paid to such Non-U.S. Stockholder and the amount, if any, of tax withheld with respect to such dividends, unless the Non-U.S. Stockholder is an exempt recipient or otherwise establishes an exemption from such requirements. This information may also be made available to the tax authorities in the Non-U.S. Stockholder's country of residence. Dividends generally are not subject to "backup withholding" if the Non-U.S. Stockholder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty).

        The payment of the proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of a broker will be subject to both backup withholding and information reporting unless the Non-U.S. Stockholder certifies its non-U.S. status on IRS Form W-8BEN, or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale, exchange or other disposition of our common stock by Non-U.S. offices of U.S. brokers or Non-U.S. brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Stockholder may be refunded or credited against such Non-U.S. Stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Withholding on Payments to Foreign Financial Entities and Other Foreign Entities

        Beginning with payments made after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on U.S. source dividends and gross proceeds from the sale or other disposition of stock or property that is capable of producing U.S. source dividends paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code) unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless the entity provides the payor with information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of the tax. Non-U.S. Stockholders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

        Barclays Capital Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Jefferies & Company, Inc

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid for by Thermon		Paid for by the Selling Stockholders
No Exercise
		Exercise	No Exercise	Exercise
Per share
Total

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The expenses of the offering that are payable by us and the selling stockholders are estimated to be $            (excluding the underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

        Certain of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of                        shares at the public offering price less the underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                        shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, all of our directors and executive officers, holders of all our outstanding stock and vested options, and the selling stockholders have agreed that, without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (other than in connection with this offering), (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing, in each case for a period of 180 days after the date of this prospectus. The foregoing restrictions do not apply to (i) bona fide gifts and certain transfers to affiliates and family members, (ii) transfers by will or intestacy, (iii) the exercise of outstanding options, (iv) transactions relating to shares of our common stock or other securities of the Company acquired in open market transactions, block purchases or pursuant to a public offering, (vi) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or (vii) the sale of shares of our common stock to the underwriters pursuant to the terms of the underwriting agreement, provided that, in the case of each of the foregoing clauses (i) and (ii), the transferee agrees to be subject to the same restrictions.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

        in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Barclays Capital Inc. and Jefferies & Company, Inc.

        Barclays Capital Inc. and Jefferies & Company, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Jefferies & Company, Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

        As described below under "—Directed Share Program," any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to                        shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under "—Lock-Up Agreements."

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The New York Stock Exchange

        We intend to apply to list our shares of common stock for quotation on the NYSE under the symbol "THR." In connection with that listing, the underwriters will undertake to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

        Jefferies & Company, Inc. served as an initial purchaser of our senior secured notes issued in April 2010. In connection with this transaction, Jefferies & Company, Inc. received customary fees for such services and certain of its expenses were reimbursed.

Selling Restrictions

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, each of which we refer to as an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of shares of our common stock offered hereby will be made in the Institutional Offering to the public in that Relevant Member State (other than offers, which we refer to as Permitted Public Offers where a prospectus will be published in relation to the shares of our common stock offered hereby that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares of our common stock offered hereby may be made to the public in that Relevant Member State at any time:

  (a)
  to "qualified investors," as defined in the Prospectus Directive, including:

  (i)
  (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

    (ii)
    (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognised as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

  (b)
  to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the Subscribers; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock offered hereby shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of our common stock offered hereby or to whom any offer is made under the Institutional Offering will be deemed to have represented, acknowledged and agreed to and with each Subscriber and the Bank that (A) it is a "qualified investor," and (B) in the case of any shares of our common stock offered hereby acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of our common stock offered hereby acquired by it in the Institutional Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of our common stock offered hereby have been acquired by it on behalf of persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares of our common stock offered hereby in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any such shares to be offered so as to enable an investor to decide to purchase any such shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71 EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Switzerland

        This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

        The shares of our common stock offered hereby may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock offered hereby may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of our common stock offered hereby which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock offered hereby may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore, which we refer to as the SFA, (ii) to a "relevant person" as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of our common stock offered hereby are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except

  (i)
  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

  (ii)
  (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

  (iii)
  where no consideration is or will be given for the transfer; or

  (iv)
  where the transfer is by operation of law.

        By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

 LEGAL MATTERS

        Certain legal matters in connection with this offering, including the validity of the shares of common stock offered hereby, will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

        Our consolidated financial statements as of March 31, 2010 and March 31, 2009 and for the years ended March 31, 2010 and 2009, the period from August 30, 2007 through March 31, 2008 ("predecessor"), and the period from April 1, 2007 through August 29, 2007 ("pre-predecessor"), appearing in this registration statement and prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing herein, and are based in part on the reports of Meyers Norris Penny LLP, Bell Partners and Shanghai Jialiang CPAs, with respect to Thermon Canada Inc., Thermon Australia Pty Ltd. and Thermon Heat Tracing & Engineering (Shanghai) Co., Ltd., respectively. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to us and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from Thermon Group Holdings, Inc., 100 Thermon Drive, San Marcos, TX 78666, Attention: Investor Relations. Our telephone number at that address is (512) 396-5801.

        As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We also maintain an Internet site at http://www.thermon.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Thermon Holdings, LLC and its Consolidated Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Auditors' Report of Meyers Norris Penny LLP	F-3
Independent Audit Report to the members of Thermon Australia Pty Ltd of Bell Partners	F-4
Report of Independent Certified Public Accountants of Shanghai Jialiang CPAs	F-10

Consolidated Statements of Operations for the Years Ended March 31, 2010 and March 31, 2009, the period from August 30, 2007 through March 31, 2008 ("Predecessor") and the period from April 1, 2007 through August 29, 2007 ("Pre-Predecessor")

F-11
Consolidated Balance Sheets as of March 31, 2010 and 2009	F-12
Consolidated Statements of Members' Equity for the Years Ended March 31, 2010 and March 31, 2009 and the period from August 30, 2007 through March 31, 2008 ("Predecessor")	F-13
Consolidated Statement of Shareholders' Equity for the period from April 1, 2007 through August 29, 2007 ("Pre-Predecessor")	F-14

Consolidated Statements of Cash Flows for the Years Ended March 31, 2010 and March 31, 2009, the period from August 30, 2007 through March 31, 2008 ("Predecessor") and the period from April 1, 2007 through August 29, 2007 ("Pre-Predecessor")

F-15
Notes to Consolidated Financial Statements	F-17
Unaudited Financial Statements of Thermon Group Holdings, Inc. and its Consolidated Subsidiaries
Condensed Consolidated Balance Sheets as of September 30, 2010 ("Successor") and March 31, 2010 ("Predecessor")	F-57

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from May 1, 2010 through September 30, 2010 ("Successor"), the period from April 1 through April 30, 2010 ("Predecessor"), the three months ended September 30, 2010 ("Successor") and for the three and six month periods ended September 30, 2009 ("Predecessor")

F-58

Condensed Consolidated Statements of Changes in Shareholder's/Members' Equity for the period from March 31, 2010 through April 30, 2010 ("Predecessor"), the period from May 1, 2010 through September 30, 2010 ("Successor") and the period from March 31, 2009 through September 30, 2009 ("Predecessor")

F-59

Condensed Consolidated Statements of Cash Flows for the period from May 1, 2010 through September 30, 2010 ("Successor"), the period from April 1 through April 30, 2010 ("Predecessor") and for the six months ended September 30, 2009 ("Predecessor")

F-60
Notes to Condensed Consolidated Financial Statements	F-61

Report of Independent Registered Public Accounting Firm

Members and Board of Directors
Thermon Holdings, LLC

        We have audited the accompanying consolidated balance sheets of Thermon Holdings, LLC (the Company and Predecessor) as of March 31, 2010 and 2009, and the related consolidated statements of operations, members'/shareholders' equity, and cash flows for the years ended March 31, 2010 and 2009 and for the period from August 30, 2007 to March 31, 2008 (Predecessor); and for the period from April 1, 2007 to August 29, 2007 of Thermon Industries, Inc. (Pre-Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Thermon Canada, Inc., Thermon Australia, PTY., LTD, and Thermon Heat Tracing & Engineering (Shanghai) Co., Ltd., wholly owned subsidiaries, which statements reflect total assets of $96.3 million and $71.7 million as of March 31, 2010 and 2009, respectively, and total revenues of $59.0 million, and $68.6 million, $38.9 million, and $16.2 million, for the years ended March 31, 2010 and 2009, the period from August 30, 2007 to March 31, 2008, and for the period from April 1, 2007 to August 29, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Thermon Canada, Inc., Thermon Australia, PTY., LTD (each of which are before certain adjustments to conform to United States generally accepted accounting principles), and Thermon China is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        We have audited the adjustments presented in the reconciliation from Canadian generally accepted accounting principles and Australian generally accepted accounting principles to United States generally accepted accounting principles for Thermon Canada, Inc. and Thermon Australia, PTY., LTD, respectively, reflected in Notes 17 and 18 to the consolidated financial statements.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thermon Holdings, LLC at March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years ended March 31, 2010 and 2009, and the period from August 30, 2007 to March 31, 2008 (Predecessor); and for the period from April 1, 2007 to August 29, 2007 of Thermon Industries, Inc. (Pre-Predecessor) in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Austin, Texas
November 22, 2010

 Auditors' Report

To the Shareholder of Thermon Canada Inc.:

        We have audited the balance sheets of Thermon Canada Inc. as at March 31, 2010 and 2009 and the statements of earnings (loss) and comprehensive income (loss), retained earnings (deficit), cash flows, and the related schedule, for the years in the three-year period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the three-year period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

        As discussed more fully in Note 17, the financial statements as of and for the year ended March 31, 2008 have been restated to reflect changes resulting from a correction to corporate income taxes.

/s/ Meyers Norris Penny LLP Chartered Accountants

Calgary, Alberta
October 28, 2010

Thermon Australia Pty Ltd

ABN: 79 000 554 932

Independent Audit Report to the members of Thermon Australia Pty Ltd

        We have audited the accompanying financial statements of Thermon Australia Pty Ltd, which comprises the statement of financial position as at 31 March 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended that date a summary of significant accounting policies, other explanatory notes and the director's declaration.

Directors' Responsibility for the Financial Statements

        The directors of the company are responsible for the preparation and fair presentation of the financial statements and have determined that the accounting policies described in Note 1 to the financial statements, which form part of the financial statements, are appropriate to meet the requirements of the Corporations Act 2001, and are appropriate to meet the needs of the members. The directors responsibility also includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial statements based on our audit. No opinion is expressed as to whether the accounting policies used, as described in Note 1, are appropriate to meet the needs of the members. We conducted our audit in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

        The financial statements have been prepared for distribution to members for the purpose of fulfilling the directors' financial reporting under the Corporations Act 2001. We disclaim an assumption of responsibility for any reliance on this statement or on the financial statements to which it relates to any person other than the members, or for any purpose other than that for which it was prepared.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

        In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations

Thermon Australia Pty Ltd

ABN: 79 000 554 932

Independent Audit Report to the members of Thermon Australia Pty Ltd

Act 2001, provided to the directors of Thermon Australia Pty Ltd on 24 May 2010, would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's Opinion

        In our opinion the financial statements of Thermon Australia Pty Ltd are prepared in accordance with the Corporations Act 2001, including:

(a)
giving a true and fair view of the company's financial position as at 31 March 2010 and of its performance for the year ended on that date; and

(b)
complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

/s/ BELL PARTNERS Bell Partners Chartered Accountants
/s/ T G REES T G Rees Partner

Level 7, 468 St Kilda Road, Melbourne
31 May 2010

Thermon Australia Pty Ltd

ABN: 79 000 554 932

Independent Audit Report to the members of Thermon Australia Pty Ltd

Report on the Financial Report

        We have audited the accompanying financial report of Thermon Australia Pty Ltd, which comprises the balance sheet as at 31 March 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended that date a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

        The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. The directors responsibility also includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial report based on our audit. No opinion is expressed as the whether the accounting policies used, as described in Note 1, are appropriate to meet the needs of the members. We conducted our audit in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

        The financial report has been prepared for distribution to members for the purpose of fulfilling the directors' financial reporting under the Corporations Act 2001. We disclaim an assumption of responsibility for any reliance on this report or on the financial report to which it relates to any person other than the members, or for any purpose other than that for which it was prepared.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

        In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Thermon Australia Pty Ltd on 15 May 2009, would be in the same terms if provided to the directors as at the date of this auditor's report.

Thermon Australia Pty Ltd

ABN: 79 000 554 932

Independent Audit Report to the members of Thermon Australia Pty Ltd

Auditor's Opinion

        In our opinion the financial report of Thermon Australia Pty Ltd is in accordance with the Corporations Act 2001, including:

  (a)
  giving a true and fair view of the company's financial position as at 31 March 2009 and of its performance for the year ended on that date; and

  (b)
  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

/s/ BELL PARTNERS Bell Partners Chartered Accountants
/s/ T G REES T G Rees Partner

Level 7, 468 St Kilda Road, Melbourne

21 May 2009

THERMON AUSTRALIA PTY LTD 79 000 554 932

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF
THERMON AUSTRALIA PTY LTD

Report on the financial report

        We have audited the accompanying financial report, being a special purpose financial report, of Thermon Australia Pty Ltd, which comprises the balance sheet as at 31 March 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' responsibility for the financial report

        The directors of the company are responsible for the preparation and fair presentation of the financial report and have determined that the accounting policies described in Note 1 to the financial statements, which form part of the financial report, are appropriate to meet the requirements of the Corporations Act 2001 and are appropriate to meet the needs of the members. The directors' responsibility also includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

        Our responsibility is to express an opinion on the financial report based on our audit. No opinion is expressed as to whether the accounting policies used, as described in Note 1, are appropriate to meet the needs of the members. We conducted our audit in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

        The financial report has been prepared for distribution to members for the purpose of fulfilling the directors' financial reporting under the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report or on the financial report to which it relates to any person other than the members, or for any purpose other than that for which it was prepared.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

        In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations

THERMON AUSTRALIA PTY LTD 79 000 554 932

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF
THERMON AUSTRALIA PTY LTD—(continued)

Act 2001, provided to the directors Thermon Australia Pty Ltd on 21 May 2008, would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's opinion

        In our opinion the financial report of Thermon Australia Pty Ltd is in accordance with the Corporations Act 2001, including:

  a.
  giving a true and fair view of the company's financial position as at 31 March 2008 and of its performance for the year ended on that date in accordance with the accounting policies described in Note 1; and

  b.
  complying with Australian Accounting Standards to the extent described in Note 1 and complying with the Corporations Regulations 2001.

Name of Firm:	/s/ BELL DUKE & CO Bell Duke & Co
Name of Partner:	/s/ T. G. REES T. G. Rees

Address:	Level 7 468 St Kilda Road Melbourne VIC 3004

Dated this 27th day of May 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BOARD OF DIRECTORS
THERMON HEAT TRACING & ENGINEERING (SHANGHAI) CO., LTD.

        We have audited the accompanying balance sheets of Thermon Heat Tracing & Engineering (Shanghai) Co., Ltd. ("the Company") as of March 31, 2010 and 2009, and the statement of income for the years ended March 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the Independent Auditing Standards for Certified Public Accountants of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009, and the results of its operations for the years ended March 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ SHANGHAI JIALIANG CPAS Shanghai Jialiang CPAs

Shanghai, the People's Republic of China

October 31, 2010

Thermon Holdings, LLC

Consolidated Statements of Operations

(Dollars in Thousands)

	Predecessor
				Pre-Predecessor
			For the Period From August 30, 2007 Through March 31, 2008
	Year Ended March 31, 2010	Year Ended March 31, 2009		For the Period From April 1, Through August 29, 2007
Sales	$192,713	$202,755	$124,196	$61,615
Cost of sales	101,401	105,456	76,291	33,801

Gross profit	91,312	97,299	47,905	27,814
Operating expenses:
Marketing, general and administrative and engineering	47,343	49,807	29,862	17,182
Amortization of other intangible assets	2,426	6,627	6,716	—

Income from operations	41,543	40,865	11,327	10,632
Other income (expenses):
Interest income	6	94	154	13
Interest expense	(7,357)	(9,625)	(7,934)	(440)
Gain (loss) on disposition of property, plant and equipment	(1)	(18)	(41)	(75)
Miscellaneous income (expense)	(1,285)	(3,120)	(3,715)	(9,222)

	(8,637)	(12,669)	(11,536)	(9,724)

Income (loss) from operations before provision for income taxes	32,906	28,196	(209)	908
Income taxes	(13,966)	(1,795)	(20,019)	(1,693)

Net income (loss)	$18,940	$26,401	$(20,228)	$(785)

Net income (loss) per common share:
Basic	$401.23	$559.28	$(428.51)	$(19.70)
Diluted	362.47	420.41	(428.51)	(19.70)
Weighted-average shares used in computing net income (loss) per common share:
Basic	47,205	47,205	47,205	39,850
Diluted	52,253	53,835	47,205	39,850
Cash distributions per share	$182.18	—	—	—

See accompanying notes.

Thermon Holdings, LLC

Consolidated Balance Sheets

(Dollars in Thousands)

	March 31
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$30,147	$13,402
Accounts receivable, net of allowance for doubtful accounts of $1,835 and $1,233 as of March 31, 2010 and 2009, respectively	41,882	37,874
Notes receivable and other	3	558
Inventories, net	22,835	25,103
Costs and estimated earnings in excess of billings on uncompleted contracts	1,636	2,458
Income taxes receivable	1,368	370
Prepaid expenses and other current assets	4,331	3,649
Deferred income taxes	1,428	1,872

Total current assets	103,630	85,286
Property, plant and equipment, net	22,750	22,255
Goodwill	42,013	37,008
Intangibles, net	50,137	46,171
Debt issuance costs, net	2,586	3,016

Total assets	$221,116	$193,736

Liabilities and members' equity
Current liabilities:
Accounts payable	$9,397	$10,458
Accrued liabilities	13,505	13,711
Billings in excess of costs and estimated earnings on uncompleted contracts	1,035	1,038
Income taxes payable	2,158	1,777
Due to former shareholders	—	2,363
Deferred income taxes	138	185

Total current liabilities	26,233	29,532
Long-term debt, net of current maturities	109,249	99,032
Deferred income taxes	30,005	26,361
Other noncurrent liabilities	555	597
Members' equity	55,074	38,214

Total liabilities and members' equity	$221,116	$193,736

See accompanying notes.

Thermon Holdings, LLC

Consolidated Statements of Members' Equity

(Shares and Dollars in Thousands)

	Ownership Units
	Issued and Outstanding	Amount	Retained Earnings/ (Deficit)	Currency Translation Adjustment	Other	Total
Initial capitalization, August 30, 2007:
Issuance of Class A Units for cash	33,837	$33,837	$—	$—	$—	$33,837
Exchange Class A Units for certain shares of Thermon Industries, Inc.	12,943	3,232	—	—	—	3,232
Issuance of Class A Units for cash	425	425	—	—	—	425
Award of Unvested Series P Units for cash	6,630	7	—	—	—	7
Stock compensation	—	71	—	—	—	71
Net loss	—	—	(20,228)	—	—	(20,228)
Translation adjustment	—	—	—	2,928	—	2,928
Other	—	—	—	—	73	73

Comprehensive loss	—	—	—	—	—	(17,227)

Balances at March 31, 2008	53,835	37,572	(20,228)	2,928	73	20,345
Series P units forfeited	(1,582)	—	—	—	—	—
Stock compensation	—	(71)	—	—	—	(71)
Net income	—	—	26,401	—	—	26,401
Translation adjustment	—	—	—	(8,474)	—	(8,474)
Other	—	—	—	—	13	13

Comprehensive income	—	—	—	—	—	17,940

Balances at March 31, 2009	52,253	37,501	6,173	(5,546)	86	38,214

Dividend paid	—	—	(8,600)	—	—	(8,600)
Net income	—	—	18,940	—	—	18,940
Translation adjustment	—	—	—	6,606	—	6,606
Other	—	—	—	—	(86)	(86)

Comprehensive income	—	—	—	—	—	25,460

Balances at March 31, 2010	52,253	$37,501	$16,513	$1,060	$—	$55,074

Thermon Holdings, LLC

Pre-Predecessor's Consolidated Statement of Shareholders' Equity

(Dollars in Thousands)

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at March 31, 2007	$40	$186	$28,883	$1,406	$30,515
Issuances of common stock	—	39	—	—	39
Net loss	—	—	(785)	—	(785)
Translation adjustments	—	—	—	1,209	1,209

Comprehensive income	—	—	—	—	424

Balance at August 29, 2007	$40	$225	$28,098	$2,615	$30,978

Thermon Holdings, LLC

Consolidated Statements of Cash Flows

(Dollars in Thousands)

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period From April 1, Through August 29, 2007
Operating activities
Net income (loss)	$18,940	$26,401	$(20,228)	$(785)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,424	8,497	15,239	654
Amortization of debt cost, net	657	656	390	—
(Benefit)/provision for deferred income taxes	4,040	(11,622)	15,423	(157)
Loss on disposition of property, plant and equipment	1	19	41	75
Other	—	(15)	88	(98)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(2,971)	6,417	(14,982)	(1,189)
Inventories	2,855	33	(1,893)	(4,334)
Costs and estimated earnings and billings on construction contracts	819	(1,607)	493	9
Other current and noncurrent assets	(1,125)	(503)	(31)	(729)
Accounts payable	(789)	(3,283)	5,036	(1,140)
Accrued liabilities and noncurrent liabilities	(189)	(1,255)	6,666	(3,163)
Change in liability to former shareholders	(2,363)	(1,081)	3,444	—
Income taxes payable	382	1,029	(358)	284

Net cash provided by (used in) operating activities	24,681	23,686	9,328	(10,573)
Investing activities
Proceeds from sales of property, plant and equipment	2	32	12	1
Purchases of property, plant and equipment	(1,587)	(2,708)	(4,229)	(1,085)
Cash paid for Thermon Industries, Inc. (net of cash acquired of $3,700)	—	—	(145,933)	—
Proceeds from insurance recoveries on building	—	—	—	1,278
Other investing transactions	—	408	—	—

Net cash provided by (used in) investing activities	(1,585)	(2,268)	(150,150)	194

Thermon Holdings, LLC

Consolidated Statements of Cash Flows—(continued)

(Dollars in Thousands)

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period From April 1, Through August 29, 2007
Financing activities
Proceeds from revolving lines of credit and long-term debt	$—	$—	$116,975	$39,333
Debt issuance costs	—	—	(4,268)	—
Payments on revolving lines of credit and long-term debt	—	(11,957)	—	(28,503)
Proceeds from short-term notes payable	—	—	303	1
Payments on short-term notes payable	—	(310)	—	—
Issuance of common stock	—	—	34,270	39
Dividend paid	(8,600)	—	—	—

Net cash provided by (used in) financing activities	(8,600)	(12,267)	147,280	10,870

Effect of exchange rate changes on cash and cash equivalents	2,249	(2,223)	16	1,147
Change in cash and cash equivalents	16,745	6,928	6,474	1,638
Cash and cash equivalents at beginning of period	13,402	6,474	—	2,062

Cash and cash equivalents at end of period	$30,147	$13,402	$6,474	$3,700

Supplemental Noncash investing and financing activities
Predecessor equity rollover	$—	$—	$3,232	$—
Effect of exchange rate changes on long-term debt	$10,218	$(9,652)	$1,849	$—
Effect of exchange rate changes on fixed assets	$(909)	$1,931	$119	$—
Effect of exchange rate changes on intangibles	$(6,619)	$7,981	$—	$—
Effect of exchange rate changes on Goodwill	$(5,005)	$4,829	$—	$—
Cash paid for interest and income taxes
Interest, net	$6,920	$8,521	$7,532	$434
Income taxes, net	$10,432	$12,482	$5,037	$1,119

See accompanying notes.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies

Organization

        Thermon is a global manufacturing and engineering company dedicated to electrical and steam trace heating of piping, vessels, instrumentation and associated equipment. Through a network of international subsidiaries, the Company provides services to industrial and commercial businesses in most of the major industrial centers around the world. The Company's largest markets are the U.S., Europe, Asia and Canada. The Company's primary base of customers operates in the oil, chemical processing and power generation industries.

        On August 30, 2007, Thermon Holdings, LLC (the Company and Predecessor) was established by the Audax Private Equity Fund II, L.P. and its affiliates (Audax), to acquire Thermon Industries, Inc. and its subsidiaries (Thermon and Pre-Predecessor).

        The acquisition was accounted for as a purchase combination. The purchase price was allocated to the assets acquired based on their estimated fair values and liabilities assumed were recorded based upon their actual value. The Company engaged an independent third party appraisal firm to assist in the Company's determination of the fair values of assets acquired and liabilities assumed. The Company's management ultimately takes responsibility for valuations assigned to the assets and liabilities assumed in connection with the purchase combination.

        The Company's accounting basis was changed to reflect the acquisition of the Pre-Predecessor by the Company because the Predecessor's shareholders retained a minority ownership interest in the Company in accordance with the accounting standards for leveraged buyout transactions. The Company's accounting basis was changed to fair value to reflect the new shareholder's interest in the Company and the continuing shareholders' residual interest was valued at the continuing shareholders' basis in the Pre-Predecessor of approximately $3,232, instead of the $12,943 fair value of the 12,942 Class A Units exchanged. This difference of $9,711 was prorated to the fair value adjustments to the net assets acquired.

Basis of Consolidation

        The consolidated financial statements include the accounts of the Company and subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Consolidated subsidiaries domiciled in foreign countries comprised approximately 66%, 70%, 65%, and 62% of the Company's consolidated sales, $18,509, $17,500, $(700), and $5,500 of the Company's consolidated pretax income for the period from April 1, 2009 to March 31, 2010 (fiscal year 2010) April 1, 2008 to March 31, 2009 (fiscal year 2009), August 30, 2007 to March 31, 2008 and the period from April 1, 2007 to August 29, 2007, respectively, and 65% and 59%, of the Company's consolidated total assets at March 31, 2010 and 2009, respectively.

        In November 2008, Thermon Manufacturing Company (TMC), a wholly-owned subsidiary of the Company, purchased all outstanding minority interest shares of Thermon Heat Tracers PVT. LTD. (India). As of March 31, 2010 and 2009, Thermon Heat Tracers PVT., LTD. is a wholly-owned subsidiary of TMC.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

        During fiscal year 2010, the Company adopted standards for and disclosures of events that occur after the balance sheet date but before the financial statements are available to be issued. Management has evaluated subsequent events through June 28, 2010, the date at which the financial statements were available to be issued.

Segment Reporting

        The Company's chief operating decision maker allocates resources and assesses the performance of its electrical and stream trace heating of piping, vessels, instrumentation and associated equipment sales activities as one segment.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

        Cash and cash equivalents consist of cash in bank and money market funds. All highly liquid investments purchased with maturities of three months or less from time of purchase are considered to be cash equivalents.

Receivables

        The Company's receivables are recorded at cost when earned and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of allowance for doubtful accounts, represents their estimated net realizable value. If events or changes in circumstances indicate specific receivable balances may be impaired, further consideration is given to the Company's ability to collect those balances and the allowance is adjusted accordingly. The Company has established an allowance for doubtful accounts based upon an analysis of aged receivables. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amounts due.

        The Company's primary base of customers operates in the oil, chemical processing and power generation industries. Although the Company has a concentration of credit risk within these industries, the Company has not experienced significant collection losses on sales to these customers. The Company's foreign receivables are not concentrated within any one geographic region nor are they subject to any current economic conditions that would subject the Company to unusual risk. The Company does not generally require collateral or other security from customers.

        The Company performs credit evaluations of new customers and sometimes require deposits, prepayments or use of trade letters of credit to mitigate our credit risk. Allowance for doubtful account

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

balances are $1,835 and $1,233 as of March 31, 2010 and 2009, respectively. Although we have fully provided for these balances, we continue to pursue collection of these receivables.

        The following table summarizes the annual changes in our allowance for doubtful accounts:

Pre-Predecessor:
Balance at March 31, 2007	$611
Additions charged to expense	91
Write-off of uncollectible accounts	(6)

Balance at August 29, 2007	$696

Predecessor:
Balance at August 30, 2007	$696
Additions charged to expense	284
Write-off of uncollectible accounts	(137)

Balance at March 31, 2008	843
Additions charged to expense	738
Write-off of uncollectible accounts	(348)

Balance at March 31, 2009	1,233
Additions charged to expense	881
Write-off of uncollectible accounts	(279)

Balance at March 31, 2010	$1,835

Inventories

        Inventories, principally raw materials and finished goods, are valued at the lower of cost (weighted average cost) or market.

Revenue Recognition

        Revenues from sales of the Company's products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

        Construction contract revenues are recognized using the percentage-of-completion method, primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognized in the period they are determined. Revenues recognized in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognized using the completed contract method.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs of assets are charged to operations as incurred when assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or changed to operations.

        Depreciation is computed using the straight-line method over the following lives:

Useful Lives in Years
Land improvements	15 to 20
Buildings and improvements	10 to 40
Machinery and equipment	3 to 25
Office furniture and equipment	3 to 10

Fair Value Measurements

        Financial instruments for which the Company did not elect the fair value option include cash and cash equivalents, accounts receivable, other current assets, current and long-term debt, accounts payable, and other current liabilities. The carrying amounts of these financial instruments, approximate their fair values due to their short-term nature or variable rates.

Goodwill and Other Intangible Assets

        Costs in excess of net asset value (goodwill) of purchased businesses relates to the acquisition made by the Company. Separable intangible assets that have finite lives are amortized over their useful lives, and goodwill and indefinite lived intangible assets are not amortized, but are reviewed for impairment annually, or more frequently if impairment indicators arise. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. As such, U.S. GAAP requires that "push down" accounting be applied for wholly owned subsidiaries if the ownership is 95 percent or more. In connection with the Audax transaction, goodwill was allocated to the companies subsidiaries in the U.S., Canada and Europe accordingly. As such, the Company has identified three reporting units: U.S., Canada and Europe, for goodwill impairment testing, which are at a level below its operating segment. Factors considered important which could trigger an impairment review include the following:

  •
  Significant underperformance relative to expected historical review or projected future operating results;

  •
  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  •
  Significant negative industry or economic trends.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

        When testing for goodwill impairment, the Company performs a step 1 goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step 2 goodwill impairment test is performed to measure the amount of any impairment loss. In the step 2 goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

        Estimates about fair value used in the step 1 goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been supported by additional transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount factors, and income tax rates in assessing fair value. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

        There was no impairment of goodwill for any period presented in these financial statements.

Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the long-lived assets are considered impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds the estimated fair value and is recorded in the period the determination was made.

Income Taxes

        Taxable income or loss of Thermon Holdings, LLC is included in the income tax returns of its members. However, its sole direct subsidiary, Thermon Holding Corp. has elected C-Corporation status for income tax purposes. As a result, the income tax amounts recorded in these consolidated financial statements relate to Thermon Holding Corp. and its subsidiaries through which substantially all of the operations of the Company are derived.

        The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

Company's financial position or results of operations. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

        In June 2006, the Financial Accounting Standards Board (FASB) issued a pronouncement entitled Accounting for Uncertainty in Income Taxes (the Pronouncement), which clarifies the accounting for uncertain tax positions. The Pronouncement requires the Company recognize in its financial statements the impact of a tax position, if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The Pronouncement was effective for the Company on April 1, 2009. The adoption did not have a material effect on the Company's financial statements.

Foreign Currency Transactions and Translation

        Exchange adjustments resulting from foreign currency transactions are recognized in income as realized. For the Company's non-U.S. Dollar functional currency subsidiaries, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars using year-end exchange rates. Income and expense items are translated at a weighted average exchange rate prevailing during the year. Adjustments resulting from translation of financial statements are reflected as a separate component of members' equity.

Warranties

        The Company offers a standard warranty on product sales in which they will replace a defective product for a period of one year. Warranties on construction projects are negotiated individually, are typically one year in duration, and may include the cost of labor to replace products. Factors that affect the Company's warranty liability include the amount of sales, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Research and Development

        Research and development expenditures are expensed when incurred and are included in marketing, general and administrative and engineering expenses. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal year 2010 and 2009, in the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007 were $1,770, $1,676, $1,087, and $727, respectively.

Shipping and Handling Cost

        The Company includes shipping and handling costs as part of cost of goods sold.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

1. Organization and Summary of Significant Accounting Policies—(continued)

Economic Dependence

        Customer A accounted for 14% of the Company's total revenue during fiscal year 2009. No customer represented more than 10% of the Company's revenues in any of the other periods reported.

        No customer represented more than 10% of the Company's accounts receivable at March 31, 2010 and 2009.

Reclassifications

        Certain reclassifications of prior year Class P-unit amounts, miscellaneous income (expense) and operating cash flow amounts have been made to conform to current year presentations. Such reclassification had no impact on net income or total members' equity.

Recent Accounting Pronouncements

        In September 2009, the FASB updated FASB ASC 105, Generally Accepted Accounting Principles (FASB ASC 105). The update establishes the FASB Standards Accounting Codification (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. This update is effective for financial statements issued for annual periods ending after September 15, 2009. We adopted the update on March 31, 2010, as required and concluded it did not have a material impact on our consolidated financial position or results of operations.

        In December 2007, the FASB issued FASB ASC 805, Business Combinations (FASB ASC 805), which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The Company's adoption of FASB ASC 805, on April 1, 2009, had no material impact on its financial position or results of operations.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance in ASC 820, Fair Value Measurements and Disclosures, that defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements, and introduces the fair value option for certain for certain financial assets and liabilities. The Company adopted the fair value provisions of ASC 820 on April 1, 2008. Prior to adoption, the fair value measurement and disclosure requirements for non-financial assets and liabilities were deferred by one year. The Company adopted the fair value provisions of ASC 820 for non-financial assets and liabilities on April 1, 2009. The adoption did not have a material impact on the Company's financial position, result of operations or cash flows.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

2. Net Income (Loss) Per Common Share

        Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted net income (loss) per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. The number of common share equivalents, which include options and P units, is computed using the treasury stock method.

        The basic and diluted net income per share calculations are presented below (in thousands, except for per share amounts):

	Year Ended March 31, 2010	Year Ended March 31, 2009	For the period From August 30, 2007 Through March 31, 2008	For the Period From April 1, Through August 29, 2007
Basic net income (loss) per common share
Net income (loss)	$18,940	$26,401	$(20,228)	$785

Weighted-average common shares outstanding(1)	47,205	47,205	47,205	39,850

Basic net income (loss) per common share	$401.23	$559.28	$(428.51)	$(19.70)

(1)
Outstanding Class P series units held by certain members of management are contingent on the satisfaction of certain conditions that have not yet been met and therefore are not included in the calculation of the weighted-average shares outstanding for basic net income (loss) per common share.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

2. Net Income (Loss) Per Common Share—(continued)

	Year Ended March 31, 2010	Year Ended March 31, 2009	For the period From August 30, 2007 Through March 31, 2008	For the Period From April 1, Through August 29, 2007
Diluted net income (loss) per common share
Net income (loss) used to determine diluted net income (loss) per common share	$18,940	$26,401	$(20,228)	$(785)

Weighted-average common shares outstanding	47,205	47,205	47,205	39,850
Adjustment for incremental shares arising from assumed exercise of Class P units and options	5,048	6,630	—	—

Weighted-average common shares for diluted net income (loss) per share	52,253	53,835	47,205	39,850

Diluted net income (loss) per common share(1)	$362.47	$490.41	$(428.51)	$(19.70)

(1)
As the Company was in a net loss position for the period from August 30, 2007 through March 31, 2008 and for the period from April 1, through August 29, 2007, there was no dilutive effect on net loss per common share as the Class P units and options are antidilutive. Therefore, both basic and diluted net loss per common share were $(428.51) for the period from August 30, 2007 through March 31, 2008 and $(19.70) for the period from April 1, through August 29, 2007.

3. Inventories

        Inventories consisted of the following at March 31:

	2010	2009
Raw materials	$7,451	$7,361
Work in progress	1,831	2,798
Finished goods	14,725	16,297

	24,007	26,456
Valuation reserves	(1,172)	(1,353)

Net inventory	$22,835	$25,103

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

3. Inventories—(continued)

        The following table summarizes the annual charges in our valuation reserve accounts:

Pre-Predecessor:
Balance at March 31, 2007	$448
Additions charged to expense	83
Charged to reserve	(1)

Balance at August 29, 2007	$530

Predecessor:
Balance at August 30, 2007	$530
Additions charged to expense	1,356
Charged to reserve	(58)

Balance at March 31, 2008	1,828
Additions charged to expense	349
Charged to reserve	(824)

Balance at March 31, 2009	1,353
Additions charged to expense	173
Charged to reserve	(354)

Balance at March 31, 2010	$1,172

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

4. Property, Plant and Equipment

        Property, plant and equipment consisted of the following at March 31:

	2010	2009
Land, buildings and improvements	$13,437	$13,001
Machinery and equipment	11,739	9,757
Office furniture and equipment	2,866	2,521

	28,042	25,279
Accumulated depreciation	(5,292)	(3,024)

	$22,750	$22,255

        Depreciation expense was $1,998, $1,870, $1,377, and $654 in fiscal 2010 and 2009, for the period from August 30, 2007 to March 31, 2008, and for the period from April 1, 2007 to August 29, 2007, respectively.

5. Acquisition, Goodwill and Other Intangible Assets

        On August 30, 2007, the Company paid approximately $149,633 in cash, including approximately $3,224 in closing costs, and issued 12,942 Class A Member Units to certain Thermon management investors in exchange for all of the common stock and options to acquire common stock of the Pre-Predecessor. The Company financed the cash portion of the acquisition with proceeds from (i) issuance of 33,837 Class A Member Units to Audax for $33,837 and (ii) cash from the issuance of $107,000 of term loans and (iii) cash from the issuance of $9,588 of revolving credit loans.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

5. Acquisition, Goodwill and Other Intangible Assets—(continued)

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed.

Assets acquired:
Cash and cash equivalents	$3,700
Accounts receivable, net	29,812
Inventories, net	30,080
Other current assets	4,546
Property, plant and equipment	20,232
Identifiable intangible assets	64,883
Goodwill	41,695
Other noncurrent assets	50

Total assets	194,998
Liabilities assumed:
Current liabilities	18,430
Other long-term debt	1,711
Noncurrent deferred tax liability	21,071
Other noncurrent liabilities	922

Total liabilities	42,134
Purchase price	152,864
Less: cash	(3,700)

Purchase price net of cash	$149,164

        At March 31, 2010, approximately $3,911 of the purchase price was held in escrow by a third party for the benefit of the Company in the event of any breaches of representations and warranties contained in the definitive agreements.

        Other intangible assets at March 31, 2010 consist of the following:

	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	—	$27,767	$—	$27,767
Developed technology	20 years	6,408	828	5,580
Customer relationships	10 years	21,632	5,588	16,044
Backlog	3-16 months	9,770	9,770	—
Certifications	—	521	57	464
Noncompete agreements	5 years	464	240	224
Other	—	58	—	58

Total		$66,620	$16,483	$50,137

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

5. Acquisition, Goodwill and Other Intangible Assets—(continued)

        Other intangible assets at March 31, 2009 consist of the following:

	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	—	$24,678	$—	$24,678
Developed technology	20 years	5,695	451	5,244
Customer relationships	10 years	18,415	2,916	15,499
Backlog	3-16 months	8,184	8,184	—
Certifications	—	413	—	413
Noncompete agreements	5 years	413	131	282
Other	—	55	—	55

Total		$57,853	$11,682	$46,171

        The change in the gross carrying value from March 31, 2009 to March 31, 2010 is mainly related to foreign exchange rate fluctuations.

        The Company recorded amortization expense of $2,426, $6,627, $6,716, and $-0- for fiscal year 2010, 2009, the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively. Annual amortization for the next five years and thereafter will approximate the following:

2011	$2,426
2012	2,426
2013	2,374
2014	2,337
2015	2,337
Thereafter	9,948

Total	$21,848

        The following reconciles goodwill recorded at the date of acquisition through March 31, 2010:

Balance at acquisition	$41,695
Foreign currency impact	876

Balance at March 31, 2008	42,571
Reductions	(734)
Foreign currency impact	(4,829)

Balance at March 31, 2009	37,008
Foreign currency impact	5,005

Balance at March 31, 2010	$42,013

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

5. Acquisition, Goodwill and Other Intangible Assets—(continued)

        None of the balance of Goodwill and Other Intangible assets is deductible for income tax purposes.

6. Accrued Liabilities

        Accrued current liabilities consisted of the following at March 31:

	Fiscal
	2010	2009
Accrued employee compensation and related expenses	$6,171	$9,180
Warranty reserve	699	975
Professional fees	1,097	807
Interest	280	567
Taxes payable	567	395
Compliance costs	704	748
Other	3,987	1,039

Total accrued current liabilities	$13,505	$13,711

7. Short-Term Revolving Lines of Credit

        The Company's subsidiary in the Netherlands has a revolving credit facility in the amount of Euro 4,000 (equivalent to $5,381 USD at March 31, 2010) collateralized by receivables, inventory, equipment, furniture and real estate. No loans were outstanding on this facility at March 31, 2010 or 2009.

        The Company's subsidiary in India has a revolving credit facility in the amount of 80,000 rupees (equivalent to $1,777 USD at March 31, 2010). The facility is collateralized by receivables, inventory, real estate, a letter of credit, and cash. No loans were outstanding under the facility at March 31, 2010 or 2009.

        The Company's subsidiary in Australia has a revolving credit facility in the amount of $325 Australian Dollars (equivalent to $298 USD at March 31, 2010). The facility is collateralized by real estate. The facilities had no loans outstanding as of March 31, 2010 or 2009.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

8. Long-Term Debt

        Long-term debt consists of the following at March 31:

	2010	2009
Loan advances under $25,000,000 (reduced from $35,000,000 in December 2008) multicurrency revolving credit facility collateralized by substantially all assets of U.S. and Canadian companies including accounts receivable, inventory, equipment, real estate and a portion of the Company's common stock in certain international affiliates and the guaranty of certain affiliates. Interest is payable periodically based on Lender's Prime Rate plus 1.75% or LIBOR / BA Rate plus 2.75%. Principal is due at maturity on August 31, 2012.	$—	$—
Notes payable to lender collateralized by substantially all assets of U.S. and Canadian companies including accounts receivable, inventory, equipment, real estate and a portion of the Company's common stock in certain international affiliates and the guaranty of certain affiliates. Interest is payable periodically based on LIBOR Rate (0.25% and 0.5% at March 31, 2010 and 2009, respectively) plus 5.75%. Principal is due at maturity on August 30, 2014	109,249	99,032

	109,249	99,032
Less current portion	—	—

	$109,249	$99,032

        The change in long-term debt from March 31, 2009 to March 31, 2010 is related to the effect of exchange rates in the amount of $10,217. The carrying amounts of long-term debt approximate their fair values due to their variable interest rates.

        Substantially all of the Company's receivables, inventories and property, plant and equipment are pledged as collateral under one or more of its notes payable and, under the terms of certain of its notes payable, the Company has restrictions on additional indebtedness and dividends and, among other things, must maintain specific cash flow and debt ratios.

        Maturities of long-term debt are as follows for the years ended March 31:

2011	$—
2012	—
2013	—
2014	—
2015	109,249

Total	$109,249

9. Related-Party Transactions

        The Company paid management fees and expenses to Audax in fiscal year 2010 and 2009 of $862 and $825, and $475 during the period from August 30, 2007 to March 31, 2008. In connection with

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

9. Related-Party Transactions—(continued)

formation on August 30, 2007, the Company also paid Audax success fees of $2,376 that were expensed, and reimbursed out of pocket expenses of $410 that were included in the cost of the acquisition.

        The Company paid rent of $4 and $5 during the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively, to the Company's President and Chairman for lease of certain buildings and facilities in San Marcos, Texas. There was no such rent paid during fiscal year 2009 and 2010.

        Notes receivable and other includes $-0- and $477 due from former shareholders under indemnity agreements at March 31, 2010 and 2009, respectively.

        In connection with the acquisition the selling shareholders issued the Company a collateral loan of $2,363 to secure certain letters of credit and bank guarantees. The balance of the loan was repaid in March 2010.

10. Employee Benefits

        The Company has defined contribution plans covering substantially all domestic employees and certain foreign subsidiary employees who meet certain service and eligibility requirements. Participant benefits are 100% vested upon participation. The Company matches employee contributions, limited to 50% of the first 6% of each employee's salary contributed. The Company's matching contributions to defined contribution plans on a consolidated basis were approximately $749, $697, $339, and $331 in fiscal year 2010 and 2009 and during the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively.

        The Company has an incentive compensation program to provide employees with incentive pay based on the Company's ability to achieve certain profitability objectives. The Company recorded approximately $3,253, $5,400, $3,612, and $1,410, for incentive compensation earned during fiscal year 2010 and 2009, the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively. The bulk of the incentive is normally paid subsequent to the finalization of fiscal results for the fiscal year. In the fiscal year 2010, the amount actually paid out with respect to fiscal 2009 was reduced by approximately $1,043 and the benefit was reflected in the fiscal 2010 incentive expense.

11. Commitments and Contingencies

        At March 31, 2010, the Company had in place letter of credit guarantees from banks, securing performance obligations of the Company, totaling $4,580 relating to certain sales contracts of which $2,066 is secured by cash deposits. Included in prepaid expenses and other current assets at March 31, 2010 and 2009, was approximately $2,066 and $400, respectively, of foreign currency deposits pledged as collateral on performance bonds and letters of credit.

        The Company leases various property and equipment under operating leases. Lease expense was approximately $1,697, $1,605, $974, and $747 in fiscal year 2010 and 2009, the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

11. Commitments and Contingencies—(continued)

Future minimum annual lease payments under these leases are as follows for the years ended March 31:

2011	$1,490
2012	758
2013	409
2014	311
2015	102
Thereafter	—

$3,070

        The Company has entered into information technology service agreements with several vendors. The service fees expense amounted to $1,114, $1,106, $461, and $645 during fiscal year 2010 and 2009, the period from August 30, 2007 through March 31, 2008, and the period from April 1, 2007 through August 29, 2007, respectively. The future annual service fees under the service agreements are as follows for the fiscal years ended March 31:

2011	$1,034
2012	843
2013	329
2014	55
2015	—

$2,261

        In the ordinary course of conducting its business, the Company becomes involved in various lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties, or judgment being assessed against the Company, which, from time to time, may have an impact on earnings. It is the opinion of management the following proceeding will not have a material adverse effect on the Company's operations or financial position.

        The Company filed voluntary self disclosure reports with the Department of the Treasury, Office of Foreign Assets Control (OFAC) and the Department of Commerce, Bureau of Industry and Security (BIS) to advise of possible violations of U.S. export control and sanctions laws. The Company settled the matter with OFAC in August 2009 and agreed to pay a civil penalty of $15. The Company settled the matter with BIS in September 2009 and agreed to pay a civil penalty of $176. The penalties and legal expenses related to these matters were reimbursed from a $2,000 escrow fund created under the 2007 Agreement and Plan of Merger (CBT Escrow). The remainder of the CBT Escrow was distributed to former shareholders after the settlements were finalized.

        The Company also filed a voluntary self disclosure report to the Department of Commerce (OAC), Office of Antiboycott Compliance to advise of possible violations of U.S. antiboycott regulations. At March 31, 2010, the Company had not received a formal response from the OAC and the Company cannot predict the ultimate outcome or estimate of loss for the petition at this stage. An escrow fund

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

11. Commitments and Contingencies—(continued)

created under the 2007 Agreement and Plan of Merger (the General Indemnity Escrow) will reimburse the Company for fees, penalties and expenses in excess of $1,510 (the Deductible). The General Indemnity Escrow had a balance of $3,911 as of March 31, 2010 (See Note 5). As of March 31, 2010, the Company has incurred $806 in expenses subject to the Deductible. Therefore, if additional fees, penalties and expenses exceed $704, the Company expects to be reimbursed up to the amount then remaining in the General Indemnity Escrow.

        The OAC sent draft charging letters to the Company on June 25, 2010 and indicated that it intended to initiate settlement discussions promptly. The amount remaining in the General Indemnity Escrow as of June 28, 2010 is $1,000.

        Changes in the Company's product liability for the three-year period ended March 31, 2010 are as follows:

Pre-Predecessor:
Balance at March 31, 2007	$464
Reserve for warranties issued during the period	107
Settlements made during the period	(87)

Balance at August 29, 2007	$484

Predecessor:
Balance at August 30, 2007	$484
Reserve for warranties issued during the period	318
Settlements made during the period	(186)

Balance at March 31, 2008	616
Reserve for warranties issued during the period	518
Settlements made during the period	(159)

Balance at March 31, 2009	975
Reserve for warranties issued during the period	188
Settlements made during the period	(464)

Balance at March 31, 2010	$699

12. Members' Equity

        The limited liability company agreement (Operating Agreement) entered into in August 2007 in connection with the acquisition of Thermon sets forth that ownership interests are comprised of Class A Units for investors and a series of Class P Units as profits interest units. The Operating Agreement sets forth the terms of ownership and how the profits, losses and gains will be allocated to the capital accounts of its members. The timing and aggregate amount of distributions to unit holders are determined at the sole discretion of the Board of Managers. Only Class A Units are voting units. Unless specifically agreed, holders of the Company's ownership interest have no liability for the Company's obligations.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

12. Members' Equity—(continued)

        Units are not transferable, except in limited circumstances as set out in the Operating Agreement.

        Class P Units are additionally subject to the terms of the certificate documenting the award, including vesting and repurchase rights at the lower of original cost of fair market value upon separation of service.

        In the event of a change of control transactions, Class A Units receive all distributions until capital is returned. Then, Class P units receive all distributions until their capital is returned. Thereafter, Class A Units and Class P-1 Units participate until two times capital is returned. Thereafter, Class A Units and Class P-1 and P-2 Units participate until three times capital is returned. Thereafter, Class A Units and Class P-1, P-2 and P-3 Units participate until four times capital is returned. Thereafter all Units participate. Distributions are currently prohibited by agreement with lenders to the Company.

        In February 2008, certain members of management were issued 6,630 restricted and unvested Class P series units for $7 in cash. These units vest at a rate of 20% at each anniversary of the grant through February 2013, and are exercisable in the event of a change in control transaction. The following table summarizes activity in Member units by class during the fiscal year ended March 31, 2010.

	Shares Outstanding March 31, 2009	Shares Forfeited	Shares Outstanding March 31, 2010	Shares Vested March 31, 2010	Available for Issuance March 31, 2010
Class A Units	47,205	—	47,205	—	—
Class P1 Units	2,319	—	2,319	929	1,508
Class P2 Units	858	—	858	343	560
Class P3 Units	906	—	906	363	593
Class P4 Units	965	—	965	385	622

Total P Units	5,048	—	5,048	2,020	3,283

Total	52,253	—	52,253	2,020	3,283

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

13. Income Taxes

        Income taxes included in the consolidated income statement consisted of the following:

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period from April 1, 2007 Through August 29, 2007
Current provision:
Federal provision	$4,481	$4,643	$1,189	$202
Foreign provision	5,168	8,427	3,242	1,735
State provision (benefit)	277	347	165	(87)
Deferred provision:
Federal deferred provision (benefit)	3,413	(8,367)	18,161	(178)
Foreign deferred provision (benefit)	617	(3,082)	(2,576)	26
State deferred provision (benefit)	10	(173)	(162)	(5)

Total provision for income taxes	$13,966	$1,795	$20,019	$1,693

        Deferred income tax assets and liabilities were as follows:

	March 31,
	2010	2009
Deferred tax assets:
Accrued liabilities and reserves	$874	$1,372
Inventories	251	294
Pensions	100	67
International, net	203	139

	1,428	1,872

Deferred tax liabilities:
Intangible assets	12,171	11,755
Property, plant and equipment	2,860	2,522
Canadian debt facility	14,945	11,973
Other	167	296

	30,143	26,546

Net deferred tax liability	$28,715	$24,674

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

13. Income Taxes—(continued)

        The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes were as follows:

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period from April 1, 2007 Through August 29, 2007
U.S.	$14,398	$10,766	$557	$(4,572)
Non-U.S.	18,508	17,430	(766)	5,480

Income (loss) from continuing operations	$32,906	$28,196	$(209)	$908

        The difference between the provision for income taxes and the amount that would result from applying the U.S. statutory tax rate to income before provision for income taxes is as follows:

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period from April 1, 2007 Through August 29, 2007
Notional U.S. federal income tax expense (benefit) at the statutory rate	$11,517	$9,888	$(67)	$327
Adjustments to reconcile to the income tax provision (benefit):
U.S. state income tax provision (benefit), net	86	51	155	14
Effects on Canadian debt facility	2,463	(7,755)	19,997	—
Rate difference—international subsidiaries	(410)	(1,122)	(5)	1,826
Nondeductible charges	38	(36)	60	(574)
Adjustment to tax account balances	251	479	(258)	(47)
Other	21	290	137	147

Provision (benefit) for income taxes	$13,966	$1,795	$20,019	$1,693

        The Company views undistributed earnings of certain foreign subsidiaries as permanently re-invested. Foreign tax credits would substantially offset any such earnings should they be distributed and, therefore, the Company has provided no deferred taxes related to these earnings.

        In connection with obtaining financing in Canada during the acquisition discussed in Note 5 to the consolidated financial statements, the stock of Thermon Canada, a subsidiary of Thermon Manufacturing Company ("TMC"), was transferred to Thermon Holding Corp. ("THC"). This caused TMC to realize a gain on the difference between its tax basis in Thermon Canada and the fair market value of Thermon Canada's stock under IRC Section 311(b); however, the gain was deferred under the

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

13. Income Taxes—(continued)

consolidated return rules and created a "deferred intercompany gain". This deferred gain is a tax attribute which is not reflected on the financial statements of the Company since it is avoidable.

        Additionally, as a result of certain transactions related to the acquisition and internal reorganization, Thermon Canada was deemed to have assumed approximately CAD 54 million of third party debt from its U.S. parent for U.S. income tax purposes. As a general rule, the assumption of a parent's debt by a wholly-owned subsidiary is the equivalent of a dividend from the subsidiary to the parent. However, since THC remains jointly and severally liable on the debt pursuant to the credit agreement, the constructive dividend is not deemed to occur until Thermon Canada pays interest and/or principal on the debt thereby relieving THC of its obligation. The deemed assumption of the debt created a deferred tax liability, which will reverse as debt service payments are made over the term of the loan. Furthermore, since the debt is in Canadian currency, the deferred tax liability recorded on the U.S. financial statements is also subject to fluctuations in the foreign currency exchange rate each year.

        As of March 31, 2010, the tax years 2004 through 2009 remain open to examination by the major taxing jurisdictions to which we are subject.

        As a result of the implementation of the pronouncement entitled Accounting for Uncertainty of Income Taxes, the Company recognized no change in the liability for unrecognized tax benefits and no adjustments to the April 1, 2009 balance of retained earnings.

14. Miscellaneous Income (Expense)

        Miscellaneous income (expense) included in the consolidated income statement consisted of the following for the year ended March 31:

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period From August 30, 2007 Through March 31, 2008	For the Period from April 1, 2007 Through August 29, 2007
Professional fees and expenses related to proposed capital transactions	$(1,012)	$(1,273)	$(3,470)	$(5,350)
Compliance fees and costs	—	(1,220)	(300)	—
Employee compensation related to sale on August 29, 2007	—	—	—	(3,930)
Other	(273)	(627)	55	58

Total	$(1,285)	$(3,120)	$(3,715)	$(9,222)

15. Geographic Information

        The Company has determined its operating segments using the management approach. The management approach designates the internal organization that is used by management for making

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

15. Geographic Information—(continued)

operating decisions and assessing performance as the source of our operating segments. It requires disclosures about products and services, geographic areas and major customers.

        The Company has defined its operating segment based on geographic regions. The Company sells its products in two geographic regions. The Company's sales in these regions share similar economic characteristics, similar product mix, similar customers and similar distribution methods. Accordingly, the Company elected to aggregate these two geographic regions into a single operating segment. Revenue from the sale of its products which are similar in nature and revenue from construction and engineering are reflected as sales in its consolidated statement of operations.

        Within its operating segment, the Company has provided further detail for those countries or regions that generate significant revenue and operating income. For purposes of this note, revenue is attributed to individual countries on the basis of the physical location and jurisdiction of organization of the subsidiary that invoices the material and services.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

15. Geographic Information—(continued)

        Total sales, operating income and long-lived assets, classified by major geographic areas in which the Company operates are as follows:

	Predecessor			Pre-Predecessor
	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period August 30, 2007 Through March 31, 2008	For the Period April 1, 2007 Through August 29, 2007
Sales by geographic area:
Western hemisphere:
United States	$65,453	$61,931	$43,325	$23,298
Canada	50,740	60,528	33,582	13,272
Elsewhere in the Western Hemisphere	1,165	2,151	1,224	2,299
Intercompany sales	38,149	45,721	24,225	13,347

	155,507	170,331	102,356	52,216
Eastern hemisphere:
Europe	52,329	50,114	29,851	13,995
Asia	23,027	28,031	16,215	8,751
Intercompany sales	2,105	1,741	1,480	864

	77,461	79,886	47,546	23,610

Eliminations	(40,255)	(47,462)	(25,706)	(14,211)

	192,713	202,755	124,196	61,615
Operating income:
Western hemisphere:
United States	14,496	14,051	3,141	2,107
Canada	15,212	12,769	4,699	3,344
Elsewhere in the Western Hemisphere	(128)	569	145	762
Eastern hemisphere:
Europe	8,597	10,360	2,174	2,852
Asia	3,866	3,892	2,387	1,461
Unallocated:
Management fees	(862)	(825)	(475)	—
Other	362	49	(744)	106

	$41,543	$40,865	$11,327	$10,632

	March 31,
	2010	2009
Long-lived assets
Western hemisphere	$18,852	$18,511
Eastern hemisphere	3,898	3,744

	$22,750	$22,255

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

16. Subsequent Events

        In April 2010, a group of private equity entities led by CHS Capital LLC (f/k/a Code Hennessy & Simmons LLC), which we refer to as CHS, purchased Thermon Holding Corp. from its then-existing owners (primarily equity group Audax) for approximately $310 million in a transaction that was financed by approximately $129 million of equity, and $210 million of debt raised in a private bond offering under Rule 144A-sales to qualified investors. These financings include amounts used to purchase the business as well as transaction costs.

17. Summary of Significant Differences Between Generally Accepted Accounting Principles (GAAP) in the United States and Canada

        The accounting principles followed by the Company conform with U.S. GAAP. Significant differences affecting the Company between U.S. GAAP and Canadian GAAP as it relates to Thermon Canada, Inc are summarized below.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

17. Summary of Significant Differences Between Generally Accepted Accounting Principles (GAAP) in the United States and Canada—(continued)

(a) Consolidated Balance Sheets under U.S. GAAP

	As of March 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$30,147	$13,402
Accounts receivable	41,882	37,874
Notes receivable and other	3	558
Inventories	22,835	25,103
Cost and estimated earnings in excess of billings on uncompleted contracts	1,636	2,458
Income tax receivable	1,368	370
Prepaid expenses and other current assets	4,331	3,649
Deferred income taxes (Note d)	1,428	1,872

Total current assets	103,630	85,286
Property, plant and equipment	22,750	22,255
Goodwill (Note c)	42,013	37,008
Intangibles, net (Note c)	50,137	46,171
Deferred issuance cost (Note b)	2,586	3,016

Total assets	$221,116	$193,736

LIABILITIES
Current liabilities	$26,233	$29,532
Long term debt (Note b)	109,249	99,032
Deferred income taxes (Note d)	30,005	26,361
Other noncurrent liabilities	555	597

Total liabilities	166,042	155,522
Commitments and contingencies
SHAREHOLDERS' EQUITY
Members' equity (Note e)	55,074	38,214

Total liabilities and shareholders' equity	$221,116	$193,736

(b) Deferred issuance cost

        Under GAAP in the United States, debt issuance costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP does not permit an entity to classify debt issuance costs as deferred charges but instead requires capitalized financing fees to be deducted from the amortized cost of the debt. As such, the long term debt balance is approximately $1.0 million lower under Canadian GAAP with the balance being recorded as a deferred issuance cost in the consolidated financial statements under U.S. GAAP. No differences were noted as it related to the statement of operations.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

17. Summary of Significant Differences Between Generally Accepted Accounting Principles (GAAP) in the United States and Canada—(continued)

(c) Push down accounting

        In connection with the Audax Transaction in fiscal year 2008, approximately 70% of Thermon Industries, Inc. was acquired by the private equity investor and the remaining 30% consisted of management rollover equity. Pursuant to pre-codification guidance under EITF 88-16, Basis in Leveraged Buyout Transactions, and pre-codification guidance under EITF 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16, under GAAP in the United States, if less than 100% of a Company is acquired, the portion of the Company not acquired is valued at the predecessor basis. Such provision does not exist under Canadian GAAP, therefore 100% of the step-up was recorded under GAAP in Canada. This resulted in a basis difference of approximately $3.2 million in the opening balance sheet as of August 30, 2007. The basis differences as of March 31, 2010 and 2009 were $2.8 million and $2.4 million, respectively, including the effects of foreign currency fluctuations. See note (e) below as it relates to the effects on the statement of operations for the periods presented.

(d) Taxes

        Tax accounting rules are essentially the same under both U.S. and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. Based on an analysis performed by the Company for the years ended March 31, 2010 and 2009, no significant differences were identified. On April 1, 2009, we adopted the provisions of FIN 48 (as codified in ASC topic 740 "Income Taxes") ("ASC 740") for U.S. GAAP purposes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that we recognize in our consolidated financial statements, only those tax positions that are "more-likely-than-not" of being sustained as of the adoption date, based on the technical merits of the position. As a result of the implementation of ASC 740, we performed a comprehensive review of our material tax positions in accordance with recognition and measurement standards established by ASC 740. Based on this review the provisions of ASC 740 had no effect on our financial position, cash flows or results of operations at either March 31, 2010 or March 31, 2009.

(e) Statement of operations and statement of members' equity/shareholders' equity

        The adjustments to comply with GAAP in the United States for the Predecessor years ended March 31, 2010 and 2009, and the period from August 30, 2007 to March 31, 2008; and for the Pre-Predecessor period from April 1, 2007 to August 29, 2007 would have no material effect on net income or members' equity/shareholders' equity. As a result of the difference in basis related to intangible assets under U.S. GAAP disclosed further under (c) above, less amortization expense was recorded under U.S. GAAP for the Predecessor years ended March 31, 2010 and 2009, and the period from August 30, 2007 to March 31, 2008 of approximately $160, $530, and $420. No such basis difference was noted during the Pre-predecessor period.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

17. Summary of Significant Differences Between Generally Accepted Accounting Principles (GAAP) in the United States and Canada—(continued)

(f) Statements of cash flow

        The adjustment to comply with GAAP in the United States for the Predecessor the years ended March 31, 2010 and 2009, and the period from August 30, 2007 to March 31, 2008; and for the Pre-Predecessor period from April 1, 2007 to August 29, 2007 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities, and cash used in investing activities aside from the difference in amortization expense disclosed under (e) above.

18. Summary of Significant Differences Between Generally Accepted Accounting Principles (GAAP) in the United States and Australia

        The accounting principles followed by the Company conform with U.S. GAAP. No significant differences affecting the Company between U.S. GAAP and Australian GAAP as it relates to Thermon Australia, PTY., LTD were identified for the Predecessor years ended March 31, 2010 and 2009, and the period from August 30, 2007 to March 31, 2008; and for the Pre-Predecessor period from April 1, 2007 to August 29, 2007.

19. Guarantor Consolidation

        Thermon Industries, Inc., a wholly-owned subsidiary of Thermon Holdings, LLC, assumed the obligations of Thermon Finance, Inc. under the senior secured notes issued in connection with the sale by Thermon Holdings, LLC of Thermon Holding Corp. to Thermon Group, Inc. in April 2010 (See Note 16). The senior secured notes is guaranteed by Thermon Holding Corp. and each of its existing and future wholly-owned U.S. Subsidiaries other than Thermon Industries, Inc. However, all other subsidiaries located outside of the United States are not guarantors under the senior secured notes. The accompanying condensed consolidated balance sheets as of March 31, 2010 and March 31, 2009 and the accompanying condensed statements of operations and cash flows for the year ended March 31, 2010 and March 31, 2009 and for the period from August 30, 2007 through March 31, 2008, represent the financial position, results of operations and cash flows of Thermon Holdings, LLC, Thermon Holding Corp. and other U.S. restricted subsidiaries. The information is presented on the equity method of accounting together with elimination entries necessary to reconcile to the consolidated financial statements.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Operations

(Dollars in Thousands)

	Year Ended March 31, 2010
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$101,712	$131,256	$(40,255)	$192,713
Cost of sales	—	—	—	65,554	76,462	(40,615)	101,401

Gross profit	—	—	—	36,158	54,794	360	91,312
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	22,069	25,274	—	47,343
Amortization of other intangible assets	—	—	—	454	1,972	—	2,426

Income from operations	—	—	—	13,635	27,548	360	41,543
Other income/(expenses):
Equity in earnings of subsidiaries	18,940	18,940	12,271	11,274	—	(61,425)	—
Interest income	—	4,016	4,016	41	(16)	(8,051)	6
Interest expense	—	(4,016)	(4,016)	(4,016)	(3,341)	8,032	(7,357)
Miscellaneous income (expense) and other	—	—	—	4,397	(5,683)	—	(1,286)

	18,940	18,940	12,271	11,696	(9,040)	(61,444)	(8,637)
Income before provision for income taxes	18,940	18,940	12,271	25,331	18,508	(61,084)	32,906
Income taxes	—	—	—	(8,309)	(5,547)	(110)	(13,966)

Net income (loss)	$18,940	$18,940	$12,271	$17,022	$12,961	$(61,194)	$18,940

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Operations—(continued)

(Dollars in Thousands)

	Year Ended March 31, 2009
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$104,693	$145,524	$(47,462)	$202,755
Cost of sales	—	—	—	66,360	86,527	(47,431)	105,456

Gross profit	—	—	—	38,333	58,997	(31)	97,299
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	24,644	25,234	(71)	49,807
Amortization of other intangible assets	—	—	—	382	6,173	72	6,627

Income from operations	—	—	—	13,307	27,590	(32)	40,865
Other income/(expenses):
Equity in earnings of subsidiaries	26,401	26,401	22,883	13,578	—	(89,263)	—
Interest income	—	5,275	5,275	36	96	(10,588)	94
Interest expense	—	(5,275)	(5,275)	(5,275)	(4,377)	10,577	(9,625)
Miscellaneous income (expense) and other	—	—	—	2,785	(5,879)	(44)	(3,138)

	26,401	26,401	22,883	11,124	(10,160)	(89,318)	(12,669)
Income before provision for income taxes	26,401	26,401	22,883	24,431	17,430	(89,350)	28,196
Income taxes	—	—	—	3,221	(5,023)	7	(1,795)

Net income (loss)	$26,401	$26,401	$22,883	$27,652	$12,407	$(89,343)	$26,401

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Operations—(continued)

(Dollars in Thousands)

	For the Period From August 30, 2007 Through March 31, 2008
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$66,378	$83,524	$(25,706)	$124,196
Cost of sales	—	—	—	48,694	53,099	(25,502)	76,291

Gross profit	—	—	—	17,684	30,425	(204)	47,905
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	13,740	16,122	—	29,862
Amortization of other intangible assets	—	—	—	1,312	5,475	(71)	6,716

Income from operations	—	—	—	2,632	8,828	(133)	11,327
Other income/(expenses):
Equity in earnings of subsidiaries	(20,228)	(20,228)	(18,438)	2,949	—	55,945	—
Interest income	—	3,990	3,990	98	58	(7,982)	154
Interest expense	—	(3,990)	(3,990)	(3,990)	(3,947)	7,983	(7,934)
Miscellaneous income (expense) and other	—	—	—	1,562	(5,705)	387	(3,756)

	(20,228)	(20,228)	(18,438)	619	(9,594)	56,333	(11,536)
Income before provision for income taxes	(20,228)	(20,228)	(18,438)	3,251	(766)	56,200	(209)
Income taxes	—	—	—	(19,561)	(515)	57	(20,019)

Net income (loss)	$(20,228)	$(20,228)	$(18,438)	$(16,310)	$(1,281)	$56,257	$(20,228)

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Operations—(continued)

(Dollars in Thousands)

	For the Period From April 1, 2007 Through August 29, 2007
	Thermon Holdings, LLC(1)	Thermon Holding Corp. (Guarantor)(1)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$36,214	$39,612	$(14,211)	$61,615
Cost of sales	—	—	—	24,714	23,387	(14,300)	33,801

Gross profit	—	—	—	11,500	16,225	89	27,814
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	9,376	7,806	—	17,182
Amortization of other intangible assets	—	—	—	—	—	—	—

Income from operations	—	—	—	2,124	8,419	89	10,632
Other income/(expenses):
Equity in earnings of subsidiaries	—	—	(785)	4,787	—	(4,002)	—
Interest income	—	—	—	1	12	—	13
Interest expense	—	—	—	(359)	(81)	—	(440)
Miscellaneous income (expense) and other	—	—	—	(6,427)	(2,844)	(26)	(9,297)

	—	—	(785)	(1,998)	(2,913)	(4,028)	(9,724)
Income before provision for income taxes	—	—	(785)	126	5,506	(3,939)	908
Income taxes	—	—	—	2	(1,659)	(36)	(1,693)

Net income (loss)	$—	$—	$(785)	$128	$3,847	$(3,975)	$(785)

(1)
Thermon Holdings, LLC and Thermon Holding Corp. were not part of the Company's organizational structure during the period from April 1, 2007 through August 29, 2007; rather, they were added in connection with the closing of the Audax Transaction, which was completed on August 30, 2007.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Balance Sheet

(Dollars in Thousands)

	Year Ended March 31, 2010
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$—	$4,692	$25,455	$—	$30,147
Accounts receivable, net	—	—	—	15,829	30,472	(4,419)	41,882
Notes and other	—	—	—	3,024	3	(3,024)	3
Inventories, net	—	—	—	10,666	13,531	(1,362)	22,835
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	1,209	427	—	1,636
Income taxes receivable	—	—	—	1,098	270	—	1,368
Prepaid expenses and other current assets	—	—	—	1,633	2,291	407	4,331
Deferred income taxes	—	—	—	1,125	303	—	1,428

Total current assets	—	—	—	39,276	72,752	(8,398)	103,630
Property, plant and equipment, net	—	—	—	15,366	7,384	—	22,750
Goodwill	—	—	—	15,404	26,609	—	42,013
Intangible assets, net	—	—	—	12,858	37,279	—	50,137
Debt issuance costs, net	—	—	—	1,545	1,041	—	2,586
Intercompany loans	—	56,000	56,000	335	—	(112,335)	—
Investment in subsidiaries	55,074	55,074	28,409	63,467	—	(202,024)	—

	$55,074	$111,074	$84,409	$148,251	$145,065	$(322,757)	$221,116

Liabilities and members' equity
Current liabilities:
Accounts payable	$—	$—	$—	$4,232	$9,001	$(3,836)	$9,397
Accrued liabilities	—	—	—	6,671	9,262	(2,428)	13,505
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	1,035	—	—	1,035
Income taxes payable	—	—	—	182	1,976	—	2,158
Notes payable	—	—	—	1,155	358	(1,513)	—
Deferred income taxes	—	—	—	138	—	—	138

Total current liabilities	—	—	—	13,413	20,597	(7,777)	26,233
Long-term debt, net of current maturities	—	56,000	—	—	53,249	—	109,249
Intercompany debt	—	—	56,000	56,000	—	(112,000)	—
Deferred income taxes	—	—	—	21,861	8,144	—	30,005
Other noncurrent liabilities	—	—	—	—	555	—	555
Members'/shareholder's equity	55,074	55,074	28,409	56,977	62,520	(202,980)	55,074

	$55,074	$111,074	$84,409	$148,251	$145,065	$(322,757)	$221,116

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Balance Sheet—(continued)

(Dollars in Thousands)

	Year Ended March 31, 2009
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$—	$5,912	$7,490	$—	$13,402
Accounts receivable, net	—	—	—	15,204	28,433	(5,763)	37,874
Notes and other	432	—	—	3,323	81	(3,278)	558
Inventories, net	—	—	—	12,329	14,498	(1,724)	25,103
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	1,398	1,060	—	2,458
Income taxes receivable	—	—	—	143	227	—	370
Prepaid expenses and other current assets	—	—	—	1,091	2,558	—	3,649
Deferred income taxes	—	—	—	1,150	161	561	1,872

Total current assets	432	—	—	40,550	54,508	(10,204)	85,286
Property, plant and equipment, net	—	—	—	15,321	6,934	—	22,255
Goodwill	—	—	—	15,404	21,604	—	37,008
Intangible assets, net	—	—	—	13,312	32,859	—	46,171
Debt issuance costs, net	—	—	—	1,973	1,043	—	3,016
Deferred income taxes non-current	—	—	—	—	45	(45)	—
Intercompany loans	—	56,000	56,000	80	—	(112,080)	—
Investment in subsidiaries	37,782	37,782	22,167	52,909	—	(150,640)	—

	$38,214	$93,782	$78,167	$139,549	$116,993	$(272,969)	$193,736

Liabilities and members' equity
Current liabilities:
Accounts payable	$—	$—	$—	$4,739	$11,867	$(6,148)	$10,458
Accrued liabilities	—	—	—	8,546	6,407	(1,242)	13,711
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	1,038	—	—	1,038
Income taxes payable	—	—	—	153	1,624	—	1,777
Notes payable	—	—	—	1,587	145	(1,732)	—
Due to former shareholders	—	—	—	2,363	—	—	2,363
Deferred income taxes	—	—	—	185	—	—	185

Total current liabilities	—	—	—	18,611	20,043	(9,122)	29,532
Long-term debt, net of current maturities	—	56,000	—	—	43,032	—	99,032
Intercompany debt	—	—	56,000	56,000	—	(112,000)	—
Deferred income taxes	—	—	—	18,933	7,428	—	26,361
Other noncurrent liabilities	—	—	—	—	597	—	597
Members'/shareholder's equity	38,214	37,782	22,167	46,005	45,893	(151,847)	38,214

	$38,214	$93,782	$78,167	$139,549	$116,993	$(272,969)	$193,736

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Cash Flows

(Dollars in Thousands)

	Year Ended March 31, 2010
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)		Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by operations	$8,600	$8,600		$8,600	$8,848	$19,162	$(29,129)	$24,681
Investing activities
Proceeds from sales of P.P.& E.	—	—		—	2	—	—	2
Purchases of P.P.& E.	—	—		—	(1,200)	(387)	—	(1,587)
Other investing transactions	—	—		—	—	—	—	—

Net cash (used) in investing activities	—	—		—	(1,198)	(387)	—	(1,585)
Financing activities
Payments on debt	—	—		—	—	—	—	—
Payment of dividends to members	(8,600)	—		—	—	—	—	(8,600)
Payment of intercompany dividends	—	(8,600)		(8,600)	(8,600)	(2,856)	28,656	—
Change in affiliate debt	—	—		—	(270)	(203)	473	—

Net cash (used) in financing activities	(8,600)	(8,600)		(8,600)	(8,870)	(3,059)	29,129	(8,600)
Effect of exchange rate changes on cash and cash equivalents	—	—		—	—	2,249	—	2,249
Change in cash and cash equivalents	—	—		—	(1,220)	17,965	—	16,745
Cash at beginning of period	—	—		—	5,912	7,490	—	13,402

Cash at end of period	$—	$—	$		$4,692	$25,455	$—	$30,147

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Cash Flows—(continued)

(Dollars in Thousands)

	Year Ended March 31, 2009
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by operations	$—	$—	$—	$10,206	$15,262	$(1,782)	$23,686
Investing activities
Proceeds from sales of P.P.&E.	—	—	—	21	11	—	32
Purchases of P.P.&E.	—	—	—	(1,387)	(1,321)	—	(2,708)
Other investing transactions	—	—	—	408	—	—	408

Net cash (used) in investing activities	—	—	—	(958)	(1,310)	—	(2,268)
Financing activities
Payments on debt	—	(4,588)	—	(1,080)	(6,599)	—	(12,267)
Payment of intercompany dividends	—	—	—	—	(1,948)	1,948	—
Change in affiliate debt	—	4,588	—	(5,261)	839	(166)	—

Net cash (used) in financing activities	—	—	—	(6,341)	(7,708)	1,782	(12,267)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(2,223)	—	(2,223)
Change in cash and cash equivalents	—	—	—	2,907	4,021	—	6,928
Cash at beginning of period	—	—	—	3,005	3,469	—	6,474

Cash at end of period	$—	$—	$—	$5,912	$7,490	$—	$13,402

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Cash Flows—(continued)

(Dollars in Thousands)

	For the Period From August 30, 2007 Through March 31, 2008
	Thermon Holdings, LLC	Thermon Holding Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by operations	$—	$—	$—	$11,306	$(2,783)	$805	$9,328
Investing activities
Proceeds from sales of P.P.& E.	—	—	—	1	11	—	12
Purchases of P.P.&E.	—	—	—	(2,463)	(1,766)	—	(4,229)
Cash paid for Thermon Industries, Inc.	—	(145,933)	—	—	—	—	(145,933)
Purchase accounting adjustments	—	47,843	—	(3,438)	(46,832)	2,427	—
Investment in subsidiaries	(37,502)	—	—	—	—	37,502	—

Net cash (used) in investing activities	(37,502)	(98,090)	—	(5,900)	(48,587)	39,929	(150,150)
Financing activities
Proceeds from debt issued, net of costs	—	60,588	—	(2,401)	54,823	—	113,010
Issuance of common stock	37,502	37,502	—	—	—	(40,734)	34,270

Net cash (used) in financing activities	37,502	98,090	—	(2,401)	54,823	(40,734)	147,280
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	16	—	16
Change in cash and cash equivalents	—	—	—	3,005	3,469	—	6,474
Cash at beginning of period	—	—	—	—	—	—	—

Cash at end of period	$—	$—	$—	$3,005	$3,469	$—	$6,474

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

19. Guarantor Consolidation—(continued)

Thermon Holdings, LLC

Condensed Statement of Cash Flows—(continued)

(Dollars in Thousands)

	For the Period From April 1, 2007 Through August 29, 2007
	Thermon Holdings, LLC(1)	Thermon Holding Corp. (Guarantor)(1)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by operations	$—	$—	$(39)	$(10,424)	$(110)	$—	$(10,573)
Investing activities
Proceeds from sales of P.P.& E and insurance recoveries.	—	—	—	1,279	—	—	1,279
Purchases of P.P.&E.	—	—	—	(477)	(608)	—	(1,085)

Net cash (used) in investing activities	—	—	—	802	(608)	—	194
Financing activities
Proceeds from revolving lines of credit	—	—	—	39,333	—	—	39,333
Payments on revolving lines of credit	—	—	—	(26,475)	(2,027)	—	(28,502)
Issuance of common stock	—	—	39	—	—	—	39

Net cash (used) in financing activities	—	—	39	12,858	(2,027)	—	10,870
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,147	—	1,147
Change in cash and cash equivalents	—	—	—	3,236	(1,598)	—	1,638
Cash at beginning of period	—	—	—	60	2,002	—	2,062

Cash at end of period	$—	$—	$—	$3,296	$404	$—	$3,700

(1)
Thermon Holdings, LLC and Thermon Holding Corp. were not part of the Company's organizational structure during the period from April 1, 2007 through August 29, 2007; rather, they were added in connection with the closing of the Audax Transaction, which was completed on August 30, 2007.

Thermon Holdings, LLC

Notes to Consolidated Financial Statements—(continued)

(Dollars in Thousands)

March 31, 2010

20. Quarterly Results (Unaudited)

        The following quarterly results have been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period. The unaudited quarterly financial data for each of the eight quarters in the two years ended March 31, 2010 are as follows:

	Three Months Ended
	June 30 2009	September 30 2009	December 31 2009	March 31 2010
Sales	$50,812	$44,745	$47,348	$49,808
Gross profit	22,837	22,906	23,196	22,373
Income from operations	11,670	11,665	10,031	8,177
Net income	$5,243	$5,304	$4,182	$4,212

	Three Months Ended
	June 30 2008	September 30 2008	December 31 2008	March 31 2009
Sales	$53,398	$52,060	$52,766	$44,531
Gross profit	22,875	25,657	26,712	22,055
Income from operations	8,347	10,969	12,122	9,427
Net income	$4,288	$6,341	$7,119	$8,653

Thermon Group Holdings, Inc.

Unaudited Financial Statements for the Three and Six Months
Ended September 30, 2010

Thermon Group Holdings, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(Dollars in Thousands)

	September 30, 2010 (Successor)	March 31, 2010 (Predecessor)
Assets
Current assets:
Cash and cash equivalents	$15,663	$30,147
Accounts receivable, net of allowance for doubtful accounts of $2,389 and $1,835 as of September 30, 2010 and March 31, 2010, respectively	54,481	41,882
Notes receivable and other	725	3
Inventories, net	27,679	22,835
Costs and estimated earnings in excess of billings on uncompleted contracts	2,186	1,636
Income taxes receivable	3,365	1,368
Prepaid expenses and other current assets	7,326	4,331
Deferred income taxes	1,417	1,428

Total current assets	112,842	103,630
Property, plant and equipment, net	22,793	22,750
Goodwill	133,238	42,013
Intangible assets, net	132,566	50,137
Debt issuance costs, net	12,880	2,586

	$414,319	$221,116

Liabilities and shareholder's/members' equity
Current liabilities:
Accounts payable	$20,358	$9,397
Accrued liabilities	20,639	13,505
Obligations due to settle the CHS transaction	4,156	—
Billings in excess of costs and estimated earnings on uncompleted contracts	1,181	1,035
Income taxes payable	739	2,158
Notes payable, current	394	—
Deferred income taxes	—	138

Total current liabilities	47,467	26,233
Long-term debt, net of current maturities	210,000	109,249
Deferred income taxes	41,953	30,005
Other noncurrent liabilities	1,397	555
Common stock, 129,252 shares issued and outstanding $.001 par value, 200,000 authorized	—	—
Additional paid-in capital	129,252
Foreign currency translation adjustment	(1,780)	—
Retained deficit	(13,970)	—

Shareholder's/Members' equity	113,502	55,074

	$414,319	$221,116

See accompanying notes.

Thermon Group Holdings, Inc.

Condensed Consolidated Statements of Operations and
Comprehensive Income/Loss (Unaudited)

(Dollars in Thousands)

	Three Months Ended September 30, 2010 (Successor)	Three Months Ended September 30, 2009 (Predecessor)	For the Period From May 1, Through September 30, 2010 (Successor)	For the Period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Sales	$63,451	$44,745	$100,964	$13,063	$95,557
Cost of sales	38,119	21,839	63,462	6,447	49,814

Gross profit	25,332	22,906	37,502	6,616	45,743
Operating expenses:
Marketing, general and administrative and engineering	13,971	10,650	22,522	4,263	21,226
Amortization of other intangible assets	6,300	591	11,426	215	1,180

Income from operations	5,061	11,665	3,554	2,138	23,337
Other income/(expenses):
Interest income	2	16	3	7	21
Interest expense	(5,687)	(1,575)	(11,531)	(6,229)	(3,643)
Success fees to owners related to the CHS transaction	—	—	(3,022)	(4,716)	—
Miscellaneous expense	(938)	(311)	(3,638)	(8,901)	(317)

	(6,623)	(1,870)	(18,188)	(19,839)	(3,939)
Income (loss) before provision for income taxes	(1,562)	9,795	(14,634)	(17,701)	19,398
Income taxes benefit (expense)	(235)	(4,491)	664	17,434	(8,851)

Net income (loss)	$(1,797)	$5,304	$(13,970)	$(267)	$10,547

Comprehensive income (loss):
Net income (loss)	$(1,797)	$5,304	$(13,970)	$(267)	$10,547
Foreign currency translation adjustment	9,325	3,186	(1,780)	(576)	6,605

Comprehensive income (loss)	$7,528	$8,490	$(15,750)	$(843)	$17,152

Net income (loss) per common share:
Basic	$(13.90)	$112.36	$(108.08)	$(5.11)	$223.43
Diluted	(13.90)	101.51	(108.08)	(5.11)	201.84
Weighted-average shares used in computing net income (loss) per common share:
Basic	129,252	47,205	129,252	52,253	47,205
Diluted	129,252	52,253	129,252	52,253	52,253

See accompanying notes.

Thermon Group Holdings, Inc.

Condensed Consolidated Statement of Changes in
Shareholders'/Members' Equity (Unaudited)

(Dollars in Thousands, except share data)

	Shares Outstanding	Stock/Capital Amount	Retained Earnings/ (Deficit)	Currency Translation Adjustment	Total
Predecessor:
Balances at March 31, 2010	52,253	$37,501	$16,513	$1,060	$55,074
Net loss	—	—	(267)	—	(267)
Foreign currency translation adjustment	—	—	—	(576)	(576)

Balances at April 30, 2010	52,253	$37,501	$16,246	$484	$54,231

Successor:
Initial Capitalization at May 1, 2010:
Issuance of common stock for cash	112,536	$112,536	$—	$—	$112,536
Exchange for certain units of Thermon Holdings, LLC	14,680	14,680	—	—	14,680
Issuance for cash related to certain management investments	2,036	2,036	—	—	2,036
Net loss	—	—	(13,970)	—	(13,970)
Foreign currency translation adjustment	—	—	—	(1,780)	(1,780)

Balances at September 30, 2010	129,252	$129,252	$(13,970)	$(1,780)	$113,502

Predecessor:
Balances at March 31, 2009	52,253	$37,501	$6,173	$(5,460)	$38,214
Net income	—	—	10,547	—	10,547
Foreign currency translation adjustment	—	—	—	6,605	6,605

Balances at September 30, 2009	52,253	$37,501	$16,720	$1,145	$55,366

See accompanying notes.

Thermon Group Holdings, Inc.

Condensed Consolidated Statement of Cash Flows (Unaudited)

(Dollars in Thousands)

	For the Period From May 1, Through September 30, 2010 (Successor)	For the Period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Operating activities
Net income (loss)	$(13,970)	$(267)	$10,547
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	19,812	392	2,125
Amortization of debt costs	2,839	2,586	324
Provision (benefit) for deferred income taxes	(1,684)	(15,122)	(21)
Changes in operating assets and liabilities:
Accounts receivable	(14,989)	1,365	(3,484)
Inventories	(3,023)	(1,719)	4,096
Costs and estimated earnings and billings on construction contracts	(439)	34	714
Other current and noncurrent assets	(2,480)	(3,151)	(1,509)
Accounts payable	9,168	825	(2,243)
Accrued liabilities and noncurrent liabilities	11,953	9,515	(1,495)
Change in liability to former shareholders	—	—	(1,456)
Income taxes payable	(559)	(860)	2,721

Net cash provided by (used in) operating activities	6,628	(6,402)	10,319
Investing activities
Purchases of property, plant and equipment	(1,129)	(97)	(775)
Cash paid for Thermon Holding Corp. (net of cash acquired of $2,852)	(318,048)	—	—
Other investing activities	—	(1,397)	—

Net cash used in investing activities	(319,177)	(1,494)	(775)
Financing activities
Proceeds from senior secured notes	210,000	—	—
Proceeds from revolving line of credit	4,599	—	107
Obligation due to settle the CHS transaction	6,600	—	—
Payments to settle the CHS transaction	(2,444)	—	—
Payments on revolving lines of credit and long-term debt	(4,204)	(19,385)	—
Capital contributions	129,252	—	—
Debt issuance costs	(15,473)	—	—

Net cash provided by (used in) financing activities	328,330	(19,385)	107
Effect of exchange rate changes on cash and cash equivalents	(118)	(14)	1,481
Change in cash and cash equivalents	15,663	(27,295)	11,132
Cash and cash equivalents at beginning of period	—	30,147	13,402

Cash and cash equivalents at end of period	$15,663	$2,852	$24,534

Thermon Group Holdings, Inc.

Notes to Financial Statements

For the Three and Six Months Ended September 30, 2010

1. Basis of Presentation

        On April 30, 2010, a group of investors led by CHS Capital LLC (f/k/a Code Hennessy & Simmons LLC) ("CHS") and certain management investors acquired Thermon Holdings, Corp. and its subsidiaries from Thermon Holdings, LLC ("Predecessor") for approximately $320.9 million in a transaction that was financed by approximately $129.2 million of equity investments and $210 million of debt raised in an exempt Rule 144A senior secured note offering to qualified institutional investors (the "CHS Transaction"). The proceeds from the equity investments and debt financing were used both to finance the acquisition and pay related transaction costs. As a result of the CHS Transaction, Thermon Group Holdings, Inc. became the ultimate parent of Thermon Holding Corp. Thermon Group Holdings, Inc. and its direct and indirect subsidiaries are referred to collectively as "we", the "Company" or "Successor" herein.

        In the CHS Transaction, the senior secured notes were issued by Thermon Finance, Inc., which immediately after the closing of the CHS Transaction was merged into our wholly-owned subsidiary Thermon Industries, Inc.

        The CHS Transaction was accounted for as a purchase combination. The purchase price was allocated to the assets acquired based on their estimated fair values, and liabilities assumed were recorded based upon their actual value. The allocation of the assets is preliminary and subject to change as the independent third party appraisal process has commenced but has not been finalized. The Company's management ultimately takes responsibility for valuations assigned to the assets and liabilities assumed in connection with the purchase combination.

        Pushdown accounting was employed to reflect the purchase price paid by our new owner.

        We have prepared our condensed consolidated financial statements as if Thermon Group Holdings, Inc. had been in existence throughout all relevant periods. The historical financial and other data prior to the closing of the CHS Transaction on April 30, 2010 have been prepared using the historical results of operations and bases of the assets and liabilities of the Predecessor. Our historical financial data prior to May 1, 2010 may not be indicative of our future performance.

        The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Thermon Holdings, LLC for the year ended March 31, 2010. In our opinion, the accompanying consolidated financial statements reflect all adjustments (consisting only of normal recurring items) considered necessary to present fairly our financial position at September 30, 2010 and March 31, 2010, and the results of our operations and the cash flows for the period from May 1 through September 30, 2010, the period from April 1 through April 30, 2010 and the six month period ended September 30, 2009. Operating results for the period from May 1 through September 30, 2010 and for the period from April 1 through April 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2011. Certain reclassifications have been made to the prior period presentation to conform to the current period presentation. All dollar and share amounts are presented in thousands, unless otherwise noted.

2. New Accounting Pronouncements

        In October 2009, the FASB issued an Accounting Standards Update ("ASU") that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

2. New Accounting Pronouncements—(continued)

or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. Additionally the ASU provides for elimination of the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. A hierarchy for estimating such selling price is included in the update. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating whether this update will have an impact on our consolidated financial statements.

3. Net Income (Loss) Per Common Share

        Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted net income (loss) per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. The number of common share equivalents, which include P units, is computed using the treasury stock method.

        The basic and diluted net income per share calculations are presented below (in thousands, except for per share amounts):

	Three Months Ended September 30, 2010 (Successor)	Three Months Ended September 30, 2009 (Predecessor)		For the period From May 1, Through September 30, 2010	For the period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Basic net income (loss) per common share
Net income (loss)	$(1,797)	$5,304		$(13,970)	$(267)	$10,547

Weighted-average common shares outstanding	129,252	47,205	(1)	129,252	52,253	47,205	(1)

Basic net income (loss) per common share	$13.90	$112.36		$(108.08)	$(5.11)	$223.43

(1)
Outstanding Class P series units held by certain members of management are contingent on the satisfaction of certain conditions that have not yet been met and therefore are not included in the calculation of the weighted-average shares outstanding for basic net income (loss) per common share.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

3. Net Income (Loss) Per Common Share—(continued)

	Three Months Ended September 30, 2010 (Successor)	Three Months Ended September 30, 2009 (Predecessor)	For the period From May 1, Through September 30, 2010	For the period From April 1, Through April 30, 2010 (Predecessor)		Six Months Ended September 30, 2009 (Predecessor)
Diluted net income (loss) per common share
Net income (loss) used to determine diluted net income (loss) per common share	$(1,797)	$5,304	$(13,970)	$(267)		$10,547

Weighted-average common shares outstanding	129,252	47,205	129,252	52,253		47,205
Adjustment for incremental shares arising from assumed exercise of Class P units	—	5,048	—	—		5,048

Weighted-average common shares for diluted net income (loss) per share	129,252	52,253	129,252	52,253		52,253

Diluted net income (loss) per common share	$(13.90)	$101.51	$(108.08)	$(5.11	)(1)	$201.84

(1)
As the Company was in a net loss position for the period from April 1, through April 30, 2010, there was no dilutive effect on net loss per common share as the Class P units are antidilutive. Therefore, both basic and diluted net loss per common share were $(5.11).

4. Inventories

        Inventories consisted of the following:

	September 30, 2010 (Successor)	March 31, 2010 (Predecessor)
Raw materials	$9,217	$7,451
Work in process	1,976	1,831
Finished goods	17,585	14,725

	28,778	24,007
Valuation reserves	(1,099)	(1,172)

Net inventory	$27,679	$22,835

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

5. Property, Plant and Equipment

        Property, plant and equipment consisted of the following:

	September 30, 2010 (Successor)	March 31, 2010 (Predecessor)
Land, buildings and improvements	$12,798	$13,437
Machinery and equipment	8,386	11,739
Office furniture and equipment	2,602	2,866

	23,786	28,042
Accumulated depreciation	(993)	(5,292)

	$22,793	$22,750

6. Acquisition, Goodwill and Other Intangible Assets

        We were acquired on April 30, 2010 for approximately $320,900 as follows:

Consideration to or on behalf of sellers at close	$220,600
Payoff existing debt, interest and bank fees at close	93,700
Accrual for obligations in settlement with seller(1)	6,600

$320,900

(1)
Consists of estimated amounts owed to sellers in the CHS Transaction for restricted cash and in satisfaction of the post-closing adjustments for working capital and income taxes, of which $2,444 was paid in the period from May 1 through September 30, 2010 and $4,156 was outstanding at September 30, 2010.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

6. Acquisition, Goodwill and Other Intangible Assets—(continued)

        The following table summarizes the estimated fair value of the assets and liabilities assumed (preliminary and subject to change):

Assets acquired:
Cash and cash equivalents	$2,852
Accounts receivable, net	40,595
Inventories, net	32,325
Other current assets	11,756
Property, plant and equipment	22,629
Identifiable intangible assets	143,438
Goodwill	134,917
Other noncurrent assets	284

Total assets	388,796
Liabilities assumed:
Current liabilities	21,282
Other long-term debt
Noncurrent deferred tax liability	45,351
Other noncurrent liabilities	1,263

Total liabilities	67,896

Purchase price	320,900
Less: cash	(2,852)

Purchase price net of cash	$318,048

        Goodwill for the five months ended September 30, 2010 is as follows:

Balance at May 1, 2010	$134,917
Foreign currency translation impact	(1,679)

Balance at September 30, 2010	$133,238

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

6. Acquisition, Goodwill and Other Intangible Assets—(continued)

        Other intangible assets at September 30, 2010 consist of the following:

	Successor
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$64,328	$—	$64,328
Developed technology	14,845	309	14,536
Customer relationships	43,508	1,813	41,695
Backlog	18,565	9,377	9,188
Certification	1,076	—	1,076
Noncompete agreements	1,076	90	986
Other	1,104	347	757

Total	$144,502	$11,936	$132,566

        Other intangible assets at March 31, 2010 consist of the following:

	Predecessor
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$27,767	$—	$27,767
Developed technology	6,408	828	5,580
Customer relationships	21,632	5,588	16,044
Backlog	9,770	9,770	—
Certification	521	57	464
Noncompete agreements	464	240	224
Other	58	—	58

Total	$66,620	$16,483	$50,137

        At September 30, 2010, approximately $11,626 of the purchase price was held in escrow to secure the Predecessor's indemnification obligations in the event of any breaches of representations and warranties contained in the definitive agreements.

        The Company allocates the purchase price in connection with the CHS Transaction to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the purchase price over these fair values is recorded as goodwill. The Company has engaged an independent third-party appraisal firm to assist the Company in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. The significant purchased intangible assets recorded by the Company include trademarks, customer relationships, backlog and developed technology.

        Critical estimates in valuing certain intangible assets include, without limitation, future expected cash flows from customer relationships, acquired developed technologies and trademarks and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

6. Acquisition, Goodwill and Other Intangible Assets—(continued)

estimates. Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

        Acquisition-related transaction costs, such as advisory, legal and other professional fees, are not included as a component of consideration transferred, but are accounted for as expenses in the periods in which costs are incurred. Total advisory, legal and other fees incurred by the Company were approximately $36.5 million, of which $6.9 million was expensed in the period from May 1 through September 30, 2010, $13.9 million was incurred and expensed by the Predecessor in the period from April 1, 2010 through April 30, 2010 and the remainder is being capitalized as debt issuance cost.

        The Company does not expect goodwill recorded in connection with the CHS Transaction to be deductible for tax purposes.

        The Company's allocation of the purchase price is contingent upon the receipt of a final third-party valuation and additional analysis is necessary to finalize the allocation. Management will consider the valuations included within the third-party valuation report to make its decision on the estimated valuation allocations. The Company's management ultimately takes responsibility for valuations assigned to the assets and liabilities assumed in connection with the purchase combination.

7. Accrued Liabilities

        Accrued current liabilities consisted of the following:

	September 30, 2010 (Successor)	March 31, 2010 (Predecessor)
Accrued employee compensation and related expenses	$5,522	$6,171
Warranty reserve	725	699
Professional fees	1,132	1,097
Interest	8,500	280
Taxes payable	669	567
Compliance costs	56	704
Other	4,035	3,987

Total accrued current liabilities	$20,639	$13,505

8. Related-Party Transactions

        We paid management and transaction success fees to, and reimbursed the out of pocket expenses of, our private equity sponsors of $6,930 in the five months ended September 30, 2010. Of this amount, $969 is included in prepaid expenses, $2,605 was included in deferred debt issuance costs, net, $3,022 is included in success fees to owners related to the CHS Transaction expense, and $334 is included in Marketing, general and administrative and engineering expense.

        The Predecessor paid management fees and expenses to its private equity sponsor in the one month ended April 30, 2010 of $4,795. Of this amount $79 is included in Marketing, general and administrative and engineering expense and $4,716 is included in Miscellaneous income/expense as it was related to the CHS Transaction.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

8. Related-Party Transactions—(continued)

        See Note 6, Acquisition, Goodwill and Other Intangible Assets for further information regarding amounts due the sellers. Estimated amounts due the sellers are shown as a current liability labeled "Obligations due to settle the CHS Transaction."

9. Short-Term Revolving Lines of Credit

        The Company's subsidiary in the Netherlands has a revolving credit facility in the amount of Euro 4,000 (equivalent to $5,479 USD at September 30, 2010) collateralized by receivables, inventory, equipment, furniture and real estate. No loans were outstanding on this facility at September 30, 2010 or 2009.

        The Company's subsidiary in India has a revolving credit facility in the amount of 80,000 rupees (equivalent to $1,782 USD at September 30, 2010). The facility is collateralized by receivables, inventory, real estate, a letter of credit, and cash. No loans were outstanding under the facility at September 30, 2010 or 2009.

        The Company's subsidiary in Australia has a revolving credit facility in the amount of $325 Australian Dollars (equivalent to $315 USD at September 30, 2010). The facility is collateralized by real estate. The facilities had no loans outstanding as of September 30, 2010 or 2009.

        In August 2010, the Company's subsidiary in Japan established a revolving credit facility ion the amount of 45,000 Japanese Yen (equivalent to $538 USD at September 30, 2010). The credit facility is collateralized by a stand by letter of credit in the amount of $300 issued as part of the Bank Credit Facility referred to in Note 10. At September 30, 2010, the Company had outstanding borrowings of $394 on the credit facility.

10. Long-Term Debt

        Long-term debt consisted of the following:

	September 30, 2010 (Successor)	March 31, 2010 (Predecessor)
9.500% Senior Secured Notes, due May 2017	$210,000	$—
Notes payable	—	109,249

	210,000	109,249
Less current portion	—	—

	$210,000	$109,249

Bank Credit Facility

        We have a multi-currency revolving credit facility that provides for loans in an aggregate amount of up to $40.0 million to Thermon Industries, Inc., our U.S. borrower, including a sub facility for letters of credit and a sub facility for up to the equivalent of $20.0 million in Canadian Dollars to Thermon Canada Inc., our Canadian borrower. Availability is subject to a borrowing base. The availability at September 30, 2010 was approximately $36.0 million. This facility is collateralized by substantially all of

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

10. Long-Term Debt—(continued)

our assets. The interest rate is based upon LIBOR plus a margin. At September 30, 2010, the Company had no outstanding borrowings under our revolving credit facility. Had there been loans outstanding, and the interest rate on the facility would have been 5.0%.

Thermon Industries, Inc. 9.500% Senior Secured Notes due 2017

        We will pay interest in cash semi-annually at the rate of 9.500% per year, on May 1 and November 1 of each year, beginning on November 1, 2010 with a long payment (i.e., with one extra day of interest). These notes are collateralized by substantially all of our assets, subordinated only to the bank credit agreement discussed above. These notes were issued in a Rule 144A exempt senior secured note offering to qualified institutional investors. The proceeds were used to fund the purchase price for the CHS Transaction and related transaction costs. We agreed to register new notes with the SEC and, when effective, offer to exchange the old notes for the new registered notes.

        The indenture governing the notes limits the Company's and its restricted subsidiaries' ability to, among other things:

  •
  Incur additional indebtedness or issue disqualified capital stock;

  •
  Pay dividends, redeem subordinated debt or make other restricted payments;

  •
  Make certain investments or acquisitions;

  •
  Issue stock of subsidiaries;

  •
  Grant or permit certain liens;

  •
  Enter into certain transactions with affiliates;

  •
  Merge, consolidate or transfer substantially all of our or Thermon Industries, Inc.'s assets;

  •
  Incur dividend or other payment restrictions affecting certain of our subsidiaries;

  •
  Transfer or sell assets, including capital stock of our subsidiaries; and

  •
  Change the business we conduct.

        These covenants are subject to a number of important exceptions.

        As of September 30, 2010, the aggregate market value of our debt based upon comparable private trades was approximately $210 million. At March 31, 2010, the carrying amounts of long-term debt approximate their fair values due to their variable rates.

Other Financial Assets and Liabilities

        Financial assets and liabilities with the carrying amounts approximating fair value include cash and cash equivalents, accounts receivable, other current assets, current debt, accounts payable and other current liabilities.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

11. Commitments and Contingencies

        At September 30, 2010, the Company had in place letter of credit guarantees from banks, securing performance obligations of the Company, totaling approximately $6,070 relating to certain sales contracts and local lines of credit for which $2,460 is secured by cash deposits. Included in prepaid expenses and other current assets at September 30, 2010 and March 31, 2010, was approximately $2,460 and $2,066, respectively, of cash deposits pledged as collateral on performance bonds and letters of credit.

        The Company is involved in various legal proceedings that arise from time to time in the ordinary course of doing business and believe that adequate reserves have been established for any probable losses. Expenses related to litigation are included in operating income. We do not believe that the outcome of any of these proceedings would have a significant adverse effect on our financial position, long-term results of operations, or cash flows. It is possible, however, that charges related to these matters could be significant to our results or cash flows in any one accounting period.

        The Company has no outstanding legal matters outside of matters arising in the ordinary course of business, except as described below.

        Asbestos Litigation—Since 1999, we have been named as one of many defendants in 16 personal injury suits alleging exposure to asbestos from our products. None of the cases alleges premises liability. Six cases are currently pending. Insurers are defending us in three of the six lawsuits, and we expect that an insurer will defend us in the remaining three matters. Of the concluded suits, there were five cost of defense settlements and the remainder were dismissed without payment. There are no claims unrelated to asbestos exposure for which coverage has been sought under the policies that are providing coverage.

        Indian Sales Tax and Customs Disputes—Our Indian subsidiary is currently disputing assessments of administrative sales tax and customs duties with Indian tax and customs authorities. In addition, we currently have a customs duty case before the Supreme Court in India, on appeal by custom authorities. We can give no assurances we will prevail in any of these matters.

        Warranty Reserve—Changes in the Company's product liability are as follows:

	For the Period From May 1, Through September 30, 2010 (Successor)	For the Period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Balance at beginning of period	$1,057	$699	$975
Provision for warranties issued	104	19	54
Reclassification of other liabilities	—	339	—
Settlements	(436)	—	(13)

Balance at end of period	$725	$1,057	$1,016

12. Shareholder's Equity/Members' Equity

        We have 100,000 shares of $0.01 par value common stock issued and outstanding. All of our outstanding shares of common stock are held by our parent entity, Thermon Group, Inc.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

13. Miscellaneous Income (Expense)

        Miscellaneous income (expense) is as follows:

	Three Months Ended September 30, 2010 (Successor)	Three Months Ended September 30, 2009 (Predecessor)	For the Period From May 1, Through September 30, 2010 (Successor)	For the Period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Professional fees and expenses related to business combination	$(690)	$14	$(3,844)	$(5,660)	$5
Employee compensation related to the sale on April 30, 2010	—	—	—	(3,545)	—
Changes in estimates for compliance fees and costs	—	—	600	—	—
Losses on foreign currency transactions	(171)	(322)	(324)		(322)
Other	(77)	(3)	(70)	304	—

Total	$(938)	$(311)	$(3,638)	$(8,901)	$(317)

14. Income Taxes

        Our anticipated annual effective benefit rate of approximately 4.9% has been applied to our consolidated pre-tax loss for the period from May 1, 2010 through September 30, 2010. This benefit rate is less than the U.S. statutory rate primarily due to the amount of buyer's expense stemming from the CHS Transaction that are estimated to be nondeductible (an effect of approximately 15.8 percentage points), valuation reserves taken against our anticipated foreign tax credit and other carryforwards for U.S. taxation purposes (an effect of approximately 1.2 percentage points), and equity in earnings of subsidiaries not considered for U.S. tax purposes of 5.6% and foreign rate effects amounting to 7.2 percentage points.

        For the period from April 1 through April 30, 2010 of the Predecessor, an income tax benefit of approximately $17,434 was recorded on the pre-tax loss. In connection with the CHS Transaction, the Canadian debt facility was repaid releasing a deferred tax liability of $14,945. Without the benefit of the deferred tax reversal related to the Canadian debt facility, the benefit rate amounted to approximately 14.1%. This benefit rate was increased by foreign tax credits and exchange losses associated with repatriated earnings (an effect of approximately 20.3 percentage points) and decreased by the amount of sellers' expense stemming from the CHS Transaction that is anticipated to be non-deductible (an effect of approximately 6.0 percentage points).

        For the six months ended September 30, 2009 of the Predecessor, the anticipated annual effective tax rate applied to pre-tax income was approximately 45.6%. The effective tax rate was higher than the U.S. statutory rate due to the borrowings that were outstanding under the Canadian debt facility.

        We established a long-term liability for uncertain tax positions in the amount of $770 in connection with the CHS Transaction to account for the differences in recognition thresholds and attribute

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

14. Income Taxes—(continued)

measurement for purposes of financial statement disclosure as compared to tax positions taken or expected to be taken on a tax return. All of our unrecognized tax benefits at September 30, 2010 would affect our effective income tax rate if recognized. The nature of the uncertainty relates to deductions taken or to be taken on tax returns that have not been examined by the applicable tax authority. There was no difference between the beginning and ending amount of unrecognized tax benefit for the period from May 1, 2010 through September 30, 2010.

15. Geographic Information

        We have defined our operating segment based on geographic regions. We sell our products in two geographic regions. Our sales in these regions share similar economic characteristics, similar product mix, similar customers and similar distribution methods. Accordingly we have elected to aggregate these two geographic regions into a single operating segment. Revenue from the sale of our products which are similar in nature and revenue from construction and engineering are reflected as sales in our consolidated statement of operations.

        Within its operating segment, the Company has provided further detail for those countries or regions that generate significant revenue and operating income. For purposes of this note, revenue is attributed to individual countries on the basis of the physical location and jurisdiction of organization of the subsidiary that invoices the material and services.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

15. Geographic Information—(continued)

        Total sales and operating income classified by major geographic area in which the Company operates are as follows:

	Three Months Ended September 30, 2010 (Successor)	Three Months Ended September 30, 2009 (Predecessor)	For the Period From May 1, Through September 30, 2010 (Successor)	For the Period From April 1, Through April 30, 2010 (Predecessor)	Six Months Ended September 30, 2009 (Predecessor)
Sales by geographic area:
Western hemisphere:
United States	14,972	12,531	26,546	4,959	29,418
Canada	22,349	15,001	33,737	3,992	28,063
Elsewhere in the western hemisphere	252	207	447	25	536
Intercompany sales	13,947	11,284	21,040	3,850	22,200

	51,520	39,023	81,770	12,826	80,217
Eastern hemisphere:
Europe	18,691	11,040	29,647	2,970	25,645
Asia	7,186	5,966	10,588	1,117	11,895
Intercompany sales	(91)	(971)	105	51	—

	25,786	16,035	40,340	4,138	37,540

Eliminations of intercompany sales	(13,855)	(10,313)	(21,146)	(3,901)	(22,200)

	63,451	44,745	100,964	13,063	95,557

Operating income
Western hemisphere:
United States	824	3,533	(968)	1,126	9,041
Canada	3,538	3,840	3,879	1,066	7,055
Elsewhere in the western hemisphere	131	(4)	168	(30)	(81)
Eastern hemisphere:
Europe	277	3,302	(232)	125	5,572
Asia	790	1,206	1,577	18	2,098
Unallocated:
Management fees	(499)	(212)	(833)	(79)	(466)
Other	—	—	(37)	(88)	118

	$5,061	$11,665	$3,554	$2,138	$23,337

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

16. Subsequent Events

Stock Option Plan

        On October 20 and 27, 2010, our board of directors approved a stock option plan and simultaneously issued 13,761 stock option grants to employees of the Company. The issuance of the grants will generate accounting for stock-based compensation and we will begin amortizing estimated compensation expense in the three month period ended December 31, 2010. We estimate the entire fair value of the grants to be $6.8 million. We estimate that compensation expense over the remaining half of fiscal 2011 will be $1.4 million.

17. Guarantor Consolidation

        The senior secured notes issued by Thermon Industries, Inc., our wholly-owned subsidiary, are guaranteed by the Company and our other existing, wholly-owned domestic subsidiaries Thermon Manufacturing Company, Thermon Heat Tracing Services, Inc., Thermon Heat Tracing Services-I, Inc. and Thermon Heat Tracing Services-II, Inc. (collectively, the "Guarantors"), commencing on May 1, 2010.

        Our foreign subsidiaries (collectively, the "Non-Guarantors") are not guarantors of the senior secured notes.

        The following tables set forth financial information of the Guarantors and Non-Guarantors for the condensed consolidated balance sheets as of September 30, 2010 and March 31, 2010 (Predecessor), the condensed consolidated statements of operations for the period from May 1, 2010 through September 30, 2010, the period from April 1 through April 30, 2010 (Predecessor), the three months ended September 30, 2010 and for the three and six month periods ended September 30, 2009 (Predecessor) and the condensed consolidated statements of cash flows for the period from May 1 through September 30, 2010, the period from April 1 through April 30, 2010 (Predecessor) and the six month period ended September 30, 2009 (Predecessor). The information is presented on the equity method of accounting together with elimination entries necessary to reconcile to the consolidated financial statements.

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Balance Sheet

(unaudited)

	September 30, 2010
	Thermon Group Holdings, Inc	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and US Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$4,162	$11,501	$—	$15,663
Accounts receivable, net	—	—	—	19,766	43,099	(8,384)	54,481
Notes and other	—	—	—	2,342	739	(2,356)	725
Inventories, net	—	—	—	12,475	16,717	(1,513)	27,679
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	1,576	610	—	2,186
Income taxes receivable	—	—	—	3,085	280	—	3,365
Prepaid expenses and other current assets	—	852	—	1,148	4,877	449	7,326
Deferred Income taxes	—	—	—	1,125	292	—	1,417

Total current assets	—	852	—	45,679	78,115	(11,804)	112,842
Property, plant and equipment, net	—	—	—	15,612	7,181	—	22,793
Goodwill	—	(408)	—	55,889	77,757	—	133,238
Intangible assets, net	—	2,129	—	42,056	88,381	—	132,566
Debt Issuance costs, net	—	—	12,880	—	—	—	12,880
Intercompany loans	—			130	—	(130)	—
Investment in subsidiaries	113,502	110,929	183,543	91,659	—	(499,633)	—

	$113,502	$113,502	$196,423	$251,025	$251,434	$(511,567)	$414,319

Liabilities and shareholder's equity
Current liabilities:
Accounts payable	$—	$—	$—	$5,969	$22,641	$(8,252)	$20,358
Accrued liabilities	—	—	8,479	5,593	7,888	(1,321)	20,639
Obligations in settlement of the CHS Transaction	—	—	—	4,156	—	—	4,156
Billings in excess of costs and estimated	—
Earnings on uncompleted contracts	—	—	—	1,181	—	—	1,181
Income taxes payable (receivable)	—	—	—	(2,110)	2,849	—	739
Notes payable	—	—	360	795	536	(1,297)	394

Total current liabilities	—	—	8,839	15,584	33,914	(10,870)	47,467
Long-term debt, net of current maturities	—	—	210,000	—	—	—	210,000
Deferred Income taxes	—	—	—	19,705	22,248	—	41,953
Other noncurrent liabilities	—	—	—	775	622	—	1,397
Shareholder's equity	113,502	113,502	(22,416)	214,961	194,650	(500,697)	113,502

	$113,502	$113,502	$196,423	$251,025	$251,434	$(511,567)	$414,319

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Balance Sheet—(continued)

(unaudited)

	March 31, 2010
	Thermon Group Holdings, Inc.	Thermon Holdings, Corp. LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and US Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$—	$4,692	$25,455	$—	$30,147
Accounts receivable, net	—	—	—	—	15,829	30,472	(4,419)	41,882
Notes and other	—	—	—	—	3,024	3	(3,024)	3
Inventories, net	—	—	—	—	10,666	13,531	(1,362)	22,835
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	—	1,209	427	—	1,636
Income taxes receivable	—	—	—	—	1,098	270	—	1,368
Prepaid expenses and other current assets	—	—	—	—	1,633	2,291	407	4,331
Deferred Income taxes	—	—	—	—	1,125	303	—	1,428

Total current assets	—	—	—	—	39,276	72,752	(8,398)	103,630
Property, plant and equipment, net	—	—	—	—	15,366	7,384	—	22,750
Goodwill	—	—	—	—	15,404	26,609	—	42,013
Intangible assets, net	—	—	—	—	12,858	37,279	—	50,137
Debt Issuance costs, net	—	—	—	—	1,545	1,041	—	2,586
Intercompany loans	—		56,000	56,000	335	—	(112,335)	—
Investment in subsidiaries	—	55,074	55,074	28,409	63,467	—	(202,024)	—

	$—	$55,074	$111,074	$84,409	$148,251	$145,065	$(322,757)	$221,116

Liabilities and shareholder's equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$4,232	$9,001	$(3,836)	$9,397
Accrued liabilities	—	—	—	—	6,671	9,262	(2,428)	13,505
Billings in excess of costs and estimated	—
Earnings on uncompleted contracts	—	—	—	—	1,035	—	—	1,035
Income taxes payable (receivable)	—	—	—	—	182	1,976	—	2,158
Notes payable	—	—	—	—	1,155	358	(1,513)	—
Deferred income tax	—	—	—	—	138		—	138

Total current liabilities	—	—	—	—	13,413	20,597	(7,777)	26,233
Long-term debt, net of current maturities	—	—	56,000	—	—	53,249	—	109,249
Intercompany debt	—	—	—	56,000	56,000	—	(112,000)	—
Deferred Income taxes	—	—	—	—	21,861	8,144	—	30,005
Other noncurrent liabilities	—	—	—	—	—	555	—	555
Shareholder's equity	—	55,074	55,074	28,409	56,977	62,520	(202,980)	55,074

	$—	$55,074	$111,074	$84,409	$148,251	$145,065	$(322,757)	$221,116

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Operations

(unaudited)

	For the Period From May 1, 2010 Through September 30, 2010
	Thermon Group Holdings, Inc.	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantors)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$47,586	$74,419	$(21,041)	$100,964
Cost of sales	—	—	—	34,066	50,384	(20,988)	63,462

Gross profit	—	—	—	13,520	24,035	(53)	37,502
Operating expenses:
Marketing, general and administrative and engineering	—	194	—	11,256	11,072	—	22,522
Amortization of other intangible assets	—	79	—	3,775	7,572	—	11,426

Income (loss) from operations	—	(273)	—	(1,511)	5,391	(53)	3,554
Other income/(expenses):
Equity in earnings of subsidiaries	—	(8,173)	3,546	2,430	—	2,197	—
Interest income	—	—	—	—	3	—	3
Interest expense	—	—	(11,344)	(150)	(37)	—	(11,531)
Miscellaneous income/(expense)	—	(5,524)	(461)	2,685	(3,360)		(6,660)

	—	(13,697)	(8,259)	4,965	(3,394)	2,197	(18,188)
Income (loss) before provision for income taxes	—	(13,970)	(8,259)	3,454	1,997	2,144	(14,634)
Income tax benefit (expense)	—	—	—	2,388	(1,737)	13	664

Net income (loss)	$—	$(13,970)	$(8,259)	$5,842	$260	$2,157	$(13,970)

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Operations—(continued)

(unaudited)

	For the Period From April 1, 2010 Through April 30, 2010
	Thermon Group Holdings, Inc.	Thermon Holdings, LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantors)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$—	$8,621	$8,342	$(3,900)	$13,063
Cost of sales	—	—	—	—	5,223	5,027	(3,803)	6,447

Gross profit	—	—	—	—	3,398	3,315	(97)	6,616
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	—	2,304	1,959	—	4,263
Amortization of other intangible assets	—	—	—	—	38	177	—	215

Income (loss) from operations	—	—	—	—	1,056	1,179	(97)	2,138
Other income/(expenses):
Equity in earnings of subsidiaries	—	(267)	7,689	11,780	(307)	—	(18,895)	—
Interest income	—	—	—	—	1	6	—	7
Interest expense	—	—	(1,245)	—	(3,404)	(1,580)	—	(6,229)
Miscellaneous income/(expense)	—	—	(6,711)	(3,080)	(2,076)	(1,750)		(13,617)

	—	(267)	(267)	8,700	(5,786)	(3,324)	(18,895)	(19,839)
Income (loss) before provision for income taxes	—	(267)	(267)	8,700	(4,730)	(2,145)	(18,992)	(17,701)
Income tax benefit (expense)	—	—	—	—	17,063	341	30	17,434

Net income (loss)	$—	$(267)	$(267)	$8,700	$12,333	$(1,804)	$(18,962)	$(267)

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Operations—(continued)

(unaudited)

	For the Three Months Ended September 30, 2010
	Thermon Group Holdings, Inc.	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantors)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$29,400	$47,801	$(13,750)	$63,451
Cost of sales	—	—	—	19,937	31,934	(13,752)	38,119

Gross profit	—	—	—	9,463	15,867	2	25,332
Operating expenses:
Marketing, general and administrative and engineering	—	116	—	6,730	7,126	—	13,972
Amortization of other intangible assets	—	26	—	2,265	4,009	—	6,300

Income (loss) from operations	—	(142)	—	468	4,732	2	5,060
Other income/(expenses):
Equity in earnings of subsidiaries	—	(1,654)	3,233	1,456	—	(3,035)	—
Interest income	—	—	—	—	2	—	2
Interest expense	—	—	(5,562)	(98)	(26)	—	(5,686)
Miscellaneous income/(expense)	—	(1)	—	1,132	(2,069)		(938)

	—	(1,655)	(2,329)	2,490	(2,093)	(3,035)	(6,622)
Income (loss) before provision for income taxes	—	(1,797)	(2,329)	2,958	2,639	(3,033)	(1,562)
Income tax benefit (expense)	—	—	—	1,173	(1,408)	—	(235)

Net income (loss)	$—	$(1,797)	$(2,329)	$4,131	$1,231	$(3,033)	$(1,797)

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Operations—(continued)

(unaudited)

	For the Three Months Ended September 30, 2009
	Thermon Group Holdings, Inc.	Thermon Holdings, LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantors)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$—	$24,588	$30,470	$(10,313)	$44,745
Cost of sales	—	—	—	—	15,433	16,702	(10,296)	21,839

Gross profit	—	—	—	—	9,155	13,768	(17)	22,906
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	—	5,706	4,944	—	10,650
Amortization of other intangible assets	—	—	—	—	114	477	—	591

Income (loss) from operations	—	—	—	—	3,335	8,347	(17)	11,665
Other income/(expenses):
Equity in earnings of subsidiaries	—	5,304	5,304	6,708	6,179	—	(23,495)	—
Interest income	—	—	—	—	8	8	—	16
Interest expense	—	—	—	—	(709)	(866)	—	(1,575)
Miscellaneous income/(expense)	—	—	—	—	987	(1,298)		(311)

	—	5,304	5,304	6,708	6,465	(2,156)	(23,495)	(1,870)
Income (loss) before provision for income taxes	—	5,304	5,304	6,708	9,800	6,191	(23,512)	9,795
Income tax benefit (expense)	—	—	—	—	(3,092)	(1,415)	16	(4,491)

Net income (loss)	$—	$5,304	$5,304	$6,708	$6,708	$4,776	$(23,496)	$5,304

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Operations—(continued)

(unaudited)

	For the Six Months Ended September 30, 2009
	Thermon Group Holdings, Inc.	Thermon Holdings, LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantors)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Revenues	$—	$—	$—	$—	$51,617	$66,140	$(22,200)	$95,557
Cost of sales	—	—	—	—	32,849	39,268	(22,303)	49,814

Gross profit	—	—	—	—	18,768	26,872	103	45,743
Operating expenses:
Marketing, general and administrative and engineering	—	—	—	—	9,952	11,274	—	21,226
Amortization of other intangible assets	—	—	—	—	227	953	—	1,180

Income (loss) from operations		—	—	—	8,589	14,645	103	23,337
Other income/(expenses):
Equity in earnings of subsidiaries	—	10,547	10,547	10,657	7,981	—	(39,732)	—
Interest income	—	—	—	—	10	11	—	21
Interest expense	—	—	—	—	(2,003)	(1,640)	—	(3,643)
Miscellaneous income/(expense)	—	—	—	—	2,145	(2,462)		(317)

	—	10,547	10,547	10,657	8,133	(4,091)	(39,732)	(3,939)
Income (loss) before provision for income taxes	—	10,547	10,547	10,657	16,722	10,554	(39,629)	19,398
Income tax benefit (expense)	—	—	—	—	(6,065)	(2,765)	(21)	(8,851)

Net income (loss)	$—	$10,547	$10,547	$10,657	$10,657	$7,789	$(39,650)	$10,547

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Cash Flows

(unaudited)

	For the Period May 1, 2010 Through September 30, 2010
	Thermon Group Holdings, Inc.	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by (used in) operations	$—	$(5,912)	$(868)	$5,002	$8,616	$(210)	$6,628
Investing activities
Purchases of P.P.&E.	—		—	(864)	(265)	—	(1,129)
Cash paid for Thermon	(129,252)	(172,631)	(145,417)	—	—	129,252	(318,048)

Net cash provided by (used in) investing activities	(129,252)	(172,631)	(145,417)	(864)	(265)	129,252	(319,177)
Financing activities
Proceeds from Senior Secured Notes	—	—	210,000	—	—	—	210,000
Proceeds from revolving line of credit	—		—	2,000	2,598	—	4,598
Obligation on in settlement of the CHS Transaction	—	—	—	6,600	—	—	6,600
Payments to settle the CHS Transaction	—	—	—	(2,444)	—	—	(2,444)
Payments on revolving lines of credit and long-term debt	—	—	—	(2,000)	(2,204)	—	(4,204)
Capital contributions	129,252	129,252	—	—	—	(129,252)	129,252
Debt issuance costs	—	—	(15,473)	—	—	—	(15,473)
Change in affiliate debt	—	49,291	(48,242)	(4,132)	2,874	210	—

Net cash provided by (used in) financing activities	129,252	178,543	146,285	24	3,268	(129,042)	328,330
Effect of exchange rates on cash and cash equivalents	—	—	—	—	(118)	—	(118)
	—
Change in cash and cash equivalents	—	—	—	4,162	11,501	—	15,663
Cash at beginning of period	—	—	—	—	—	—	—

Cash at End of period	$—	$—	$—	$4,162	$11,501	$—	$15,663

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Cash Flows

(unaudited)

	For the Period From April 1 Through April 30, 2010 (Predecessor)
	Thermon Group Holdings, Inc.	Thermon Holdings, LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by (used in) operations	$—	$—	$(55)	$—	$(1,118)	$(1,892)	$(3,337)	$(6,402)
Investing activities
Purchases of P.P.&E.	—	—	—	—	(15)	(82)	—	(97)
Other investing transactions	—	—	(1,399)	—	—	2		(1,397)

Net cash provided by (used in) investing activities	—	—	(1,399)	—	(15)	(80)	—	(1,494)
Financing activities
Payments on debt	—	—	(4,857)	—	—	(14,528)		(19,385)
Payment of Intercompany dividends	—	—	—	—	—	(2,543)	2,543	—
Change in affiliate debt	—	—	6,311	—	(3,482)	(3,623)	794	—

Net cash provided by (used in) financing activities	—	—	1,454	—	(3,482)	(20,694)	3,337	(19,385)
Effect of exchange rates on cash and cash equivalents	—	—	—	—	—	(14)	—	(14)
Change in cash and cash equivalents	—	—	—	—	(4,615)	(22,680)	—	(27,295)
Cash at beginning of period	—	—	—	—	4,692	25,455	—	30,147

Cash at End of period	$—	$—	$—	$—	$77	$2,775	$—	$2,852

Thermon Group Holdings, Inc.

Notes to Financial Statements—(continued)

For the Three and Six Months Ended September 30, 2010

17. Guarantor Consolidation—(continued)

Thermon Group Holdings, Inc.

Condensed Statement of Cash Flows

(unaudited)

	For the Six Months Ended September 30, 2009 (Predecessor)
	Thermon Group Holdings, Inc.	Thermon Holdings, LLC	Thermon Holding, Corp. (Guarantor)	Thermon Industries, Inc. (Issuer)	Thermon Manufacturing Company and U.S. Subsidiaries (Guarantor)	International Subsidiaries (Non-guarantors)	Eliminations	Consolidated
Net cash provided by (used in) operations	$—	$—	$—	$—	$4,469	$5,850	$—	$10,319
Investing activities
Purchases of P.P.&E.	—	—	—	—	(573)	(202)	—	(775)

Net cash provided by (used in) investing activities	—	—	—	—	(573)	(202)	—	(775)
Financing activities
Proceeds from revolving line of credit	—	—	—	—	—	107	—	107

Net cash provided by (used in) financing activities	—	—	—	—	—	107	—	107
Effect of exchange rates on cash and cash equivalents	—	—	—	—	—	1,481	—	1,481
	—
Change in cash and cash equivalents	—	—	—	—	3,896	7,236	—	11,132
Cash at beginning of period	—	—	—	—	5,912	7,490	—	13,402

Cash at End of period	$—	$—	$—	$—	$9,808	$14,726	$—	$24,534

Control Devices
and Systems

Engineering,
Installation and
Maintenance Services

Comprehensive Solutions
for Complex Projects

Heater Cables and Tubing Bundles

THERMON ®

                       Shares

Thermon Group Holdings, Inc.

Common Stock

Prospectus

                        , 2011

Barclays Capital

Jefferies

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than the underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee		$16,689
FINRA Filing Fee		$14,875
Stock Exchange Listing Fee	$	*
Printing Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Miscellaneous	$	*

Total:	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Delaware General Corporation Law.    Under the Section 145 of the Delaware General Corporation Law, which we refer to as the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person in fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

        Certificate of Incorporation.    Article Eighth of our amended and restated certificate of incorporation provides that we shall, to the fullest extent authorized by the DGCL, indemnify any person made, or is threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action or inaction in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee; provided, however, that we shall only indemnify any such person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by our board of directors. We may, by action of our board of directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors, officers and trustees. Article Ninth of our amended and restated certificate of incorporation provides that no director of the Company shall be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

        Bylaws.    Article VII of our bylaws provides that we shall, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party or is otherwise involved in any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise; provided, however, we shall indemnify any such person in connection with an action, suit or proceeding initiated by such person, including a counterclaim or crossclaim, if such action, suit or proceeding was authorized by our board of directors.

        Indemnification Agreements.    In addition to the provisions of the amended and restated certificate of incorporation and amended and restated bylaws described above, we will enter into indemnification agreements with our directors and certain officers to indemnify such directors and officers to the fullest extent permitted by the amended and restated certificate of incorporation and amended and restated bylaws.

        D&O Insurance.    We maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        Securityholder Agreement.    Section 5.3 of the Securityholder Agreement provides that the Company shall, to the extent allowable under applicable law, indemnify our directors from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such directors in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her.

Item 15.    Recent Sales of Unregistered Securities.

        Since the incorporation of Thermon Group Holdings, Inc. in March 2010, the registrant has issued the following securities that were not registered under the Securities Act (before giving effect to our          -for-one split of our common stock effective as of                    , 2011):

        In connection with the April 30, 2010 acquisition of all of the outstanding capital stock of Thermon Holding Corp. by Thermon Group, Inc., a wholly owned subsidiary of the Company, from Thermon Holdings, LLC, certain stockholders of Thermon Holdings, LLC and the sponsors acquired an aggregate of 16,716 shares of our common stock for $16,716,000. See "Certain Relationships and Related Party Transactions—The CHS Transactions". These shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

        In October 2010, we sold 150 shares to one of our directors, Mr. Charles A. Sorrentino, for $150,000. These shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act. We also granted stock options under the 2010 Equity Plan to purchase an aggregate of 13,761 shares of common stock to our employees and directors, having an exercise price of $1,000 per share, and issued 50 shares of common stock under the 2010 Equity Plan to one of our employees.

        In December 2010, we sold 100 shares of our common stock to one of our directors, Mr. Richard E. Goodrich, for $100,000. These shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

        On                    , 2011, we issued additional shares of our common stock pursuant to a                 -for-one split of our common stock.

        All shares described in this Item 15 are deemed restricted securities for purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits

        Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

  •
  should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

  •
  have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

  •
  may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

  •
  were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

        The registrants acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Numbers	Description
1.1	Form of Underwriting Agreement*
2.1
Stock Purchase Agreement, dated as of March 26, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.2
First Amendment to the Stock Purchase Agreement, dated as of April 28, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.3
Amendment to the Stock Purchase Agreement, dated as of July 12, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.4
Agreement and Plan of Merger, dated as of April 30, 2010, among Thermon Finance, Inc. and Thermon Industries, Inc. (incorporated by reference to Exhibit 2.4 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.5
Agreement and Plan of Merger, dated as of July 10, 2007, by and among Thermon Holding Corp., Thermon Merger Corp., Thermon Industries, Inc., Richard L. Burdick, Mark R. Burdick, Burdick Interests, Ltd., George Alexander, Rodney Bingham, Richard Hageman, David Ralph and TII Shareholder Representative, LLC, as the shareholder representative. (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)**
3.1	Amended and Restated Certificate of Incorporation of Thermon Group Holdings, Inc.
3.2	Bylaws of Thermon Group Holdings, Inc.
3.3	Form of Second Amended and Restated Certificate of Incorporation of Thermon Group Holdings, Inc. to become effective immediately prior to the consummation of this offering*
3.4	Form of Amended and Restated Bylaws of Thermon Group Holdings, Inc. to become effective immediately prior to the consummation of this offering*
4.1	Specimen Common Stock Certificate*

Exhibit Numbers	Description
4.2	Indenture, dated as of April 30, 2010, between Thermon Finance, Inc., as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
4.3
First Supplemental Indenture, dated as of April 30, 2010, among Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.), as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
4.4
Form of 9.500% Senior Secured Note due 2017 (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
5.1	Opinion of Sidley Austin LLP*
10.1
Credit Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., Thermon Canada Inc., the other parties thereto that are designated as a "credit party" therein (including Thermon Holding Corp.), General Electric Capital Corporation, as US agent for the several financial institutions from time to time party thereto with a US revolving loan commitment and for itself as a US lender (including as US swingline lender), GE Canada Holding Finance Company, as Canadian agent for the several financial institutions from time to time party thereto with a Canadian revolving loan commitment, Bank of Montreal, as documentation agent for the lenders and for itself as a lender, and KeyBank National Association, as syndication agent for the lenders and for itself as a lender, and such other lenders party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
10.2
First Amendment to Credit Agreement, dated as of November 30, 2010, among Thermon Industries, Inc., Thermon Canada Inc., the other parties thereto that are designated as a "credit party" therein, General Electric Capital Corporation, as US agent and a lender, GE Canada Holding Financing Company, as Canadian agent and a lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed December 13, 2010)
10.3
First Lien Guaranty and Security Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., the other U.S. Credit Parties named therein and General Electric Capital Corporation, as U.S. agent (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)
10.4
Second Lien Security Agreement, dated as of April 30, 2010, among Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.), the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as collateral agent (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)

Exhibit Numbers	Description
10.5	Intercreditor Agreement, dated as of April 30, 2010, between General Electric Capital Corporation, as the first lien agent, and The Bank of New York Mellon Trust Company, N.A., as the second lien agent, and acknowledged by Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.) and the guarantors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.6
Amended and Restated Securityholder Agreement, dated as of April 30, 2010, among Thermon Group Holdings, Inc., and the other parties identified therein (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.7
Management Services Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., CHS Private Equity V LP, Thompson Street Capital Partners II, L.P., Crown Investment Series LLC—Series 4, Star Investment Series LLC—Series 1 (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.8
Closing Fee Agreement, dated as of April 30, 2010, between Thermon Group, Inc. and CHS Management V LP (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)
10.9
Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan, as adopted on July 28, 2010 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.10
Amendment No. 1 to the Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan, as adopted on October 27, 2010 (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
10.11
Form of Stock Option Agreement under Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed October 22, 2010)
10.12
Confidential Employment Agreement, effective as of April 30, 2010, between Rodney Bingham and Thermon Holding Corp. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.13
Confidential Employment Agreement, effective as of April 30, 2010, between George P. Alexander and Thermon Holding Corp. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.14
Offer letter dated July 7, 2010 between Jay Peterson and Thermon Group, Inc. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)

Exhibit Numbers	Description
10.15	Letter agreement dated July 28, 2010 between Charles A. Sorrentino and Thermon Group Holdings, Inc. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.16
Letter agreement dated July 28, 2010 between Richard E. Goodrich and Thermon Group Holdings, Inc. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.17	Form of Manager Equity Agreement among Thermon Group Holdings, Inc., CHS Private Equity V LP, and the management investors
10.18	Co-Investor Letter Agreement dated April 30, 2010 among CHS Private Equity V LP, Thompson Street Capital Partners II, L.P., Crown Investment Series LLC—Series 4 and Star Investment Series LLC—Series 1
10.19	Form of Transaction Bonus Agreement between Thermon Holdings, LLC. and certain officers and employees of Thermon Holdings, LLC and its subsidiaries
10.20	Form of indemnification agreement for directors and certain officers of Thermon Group Holdings, Inc.*
21.1	Subsidiaries of Thermon Group Holdings, Inc.
23.1	Consent of Ernst & Young LLP
23.2	Consent of Meyers Norris Penny LLP
23.3	Consent of Bell Partners
23.4	Consent of Shanghai Jialiang CPAs
23.5	Consent of Sidley Austin LLP (contained in its opinion filed as Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereto)

*
To be filed by amendment.

**
The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon the request of the SEC in accordance with Item 601(b)(2) of Regulation S-K.

Financial Statement Schedule

        None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this registration statement.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

            (i)  to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

           (ii)  that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

  Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (iii)  that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Marcos, State of Texas, on February 2, 2011.

THERMON GROUP HOLDINGS, INC.
By:	/s/ RODNEY BINGHAM
	Name:	Rodney Bingham
	Title:	President and Chief Executive Officer and Senior Vice President, Western Hemisphere

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rodney Bingham and Jay Peterson, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney shall not revoke any powers of attorney previously executed by the undersigned. This Power of Attorney shall not be revoked by any subsequent power of attorney that the undersigned may execute, unless such subsequent power of attorney specifically provides that it revokes this Power of Attorney by referring to the date of the undersigned's execution of this Power of Attorney. For the avoidance of doubt, whenever two or more powers of attorney granting the powers specified herein are valid, the agents appointed on each shall act separately unless otherwise specified.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RODNEY BINGHAM Rodney Bingham	President and Chief Executive Officer, Senior Vice President, Western Hemisphere and Director (Principal Executive Officer)	February 2, 2011
/s/ GEORGE ALEXANDER George Alexander	Senior Vice President, Eastern Hemisphere and Director	February 2, 2011

Signature	Title	Date

/s/ JAY PETERSON Jay Peterson	Chief Financial Officer, Senior Vice President, Finance and Secretary (Principal Financial and Accounting Officer)	February 2, 2011
/s/ DANIEL J. HENNESSY Daniel J. Hennessy	Chairman of the Board of Directors	February 2, 2011
/s/ MARCUS J. GEORGE Marcus J. George	Director	February 2, 2011
/s/ JAMES A. COOPER James A. Cooper	Director	February 2, 2011
/s/ RICHARD E. GOODRICH Richard E. Goodrich	Director	February 2, 2011
/s/ BRIAN P. SIMMONS Brian P. Simmons	Director	February 2, 2011
/s/ CHARLES A. SORRENTINO Charles A. Sorrentino	Director	February 2, 2011

EXHIBIT INDEX

Exhibit Numbers	Description
1.1	Form of Underwriting Agreement*
2.1
Stock Purchase Agreement, dated as of March 26, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.2
First Amendment to the Stock Purchase Agreement, dated as of April 28, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.3
Amendment to the Stock Purchase Agreement, dated as of July 12, 2010, by and among Thermon Holdings, LLC, Thermon Holding Corp. and Thermon Group, Inc. (incorporated by reference to Exhibit 2.3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.4
Agreement and Plan of Merger, dated as of April 30, 2010, among Thermon Finance, Inc. and Thermon Industries, Inc. (incorporated by reference to Exhibit 2.4 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)**
2.5
Agreement and Plan of Merger, dated as of July 10, 2007, by and among Thermon Holding Corp., Thermon Merger Corp., Thermon Industries, Inc., Richard L. Burdick, Mark R. Burdick, Burdick Interests, Ltd., George Alexander, Rodney Bingham, Richard Hageman, David Ralph and TII Shareholder Representative, LLC, as the shareholder representative. (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)**
3.1	Amended and Restated Certificate of Incorporation of Thermon Group Holdings, Inc.
3.2	Bylaws of Thermon Group Holdings, Inc.
3.3	Form of Second Amended and Restated Certificate of Incorporation of Thermon Group Holdings, Inc. to become effective immediately prior to the consummation of this offering*
3.4	Form of Amended and Restated Bylaws of Thermon Group Holdings, Inc. to become effective immediately prior to the consummation of this offering*
4.1	Specimen Common Stock Certificate*
4.2
Indenture, dated as of April 30, 2010, between Thermon Finance, Inc., as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
4.3
First Supplemental Indenture, dated as of April 30, 2010, among Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.), as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)

Exhibit Numbers	Description
4.4	Form of 9.500% Senior Secured Note due 2017 (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
5.1	Opinion of Sidley Austin LLP*
10.1
Credit Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., Thermon Canada Inc., the other parties thereto that are designated as a "credit party" therein (including Thermon Holding Corp.), General Electric Capital Corporation, as US agent for the several financial institutions from time to time party thereto with a US revolving loan commitment and for itself as a US lender (including as US swingline lender), GE Canada Holding Finance Company, as Canadian agent for the several financial institutions from time to time party thereto with a Canadian revolving loan commitment, Bank of Montreal, as documentation agent for the lenders and for itself as a lender, and KeyBank National Association, as syndication agent for the lenders and for itself as a lender, and such other lenders party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
10.2
First Amendment to Credit Agreement, dated as of November 30, 2010, among Thermon Industries, Inc., Thermon Canada Inc., the other parties thereto that are designated as a "credit party" therein, General Electric Capital Corporation, as US agent and a lender, GE Canada Holding Financing Company, as Canadian agent and a lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed December 13, 2010)
10.3
First Lien Guaranty and Security Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., the other U.S. Credit Parties named therein and General Electric Capital Corporation, as U.S. agent (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)
10.4
Second Lien Security Agreement, dated as of April 30, 2010, among Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.), the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as collateral agent (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)
10.5
Intercreditor Agreement, dated as of April 30, 2010, between General Electric Capital Corporation, as the first lien agent, and The Bank of New York Mellon Trust Company, N.A., as the second lien agent, and acknowledged by Thermon Industries, Inc. (as successor by merger to Thermon Finance, Inc.) and the guarantors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.6
Amended and Restated Securityholder Agreement, dated as of April 30, 2010, among Thermon Group Holdings, Inc., and the other parties identified therein (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)

Exhibit Numbers	Description
10.7	Management Services Agreement, dated as of April 30, 2010, among Thermon Industries, Inc., CHS Private Equity V LP, Thompson Street Capital Partners II, L.P., Crown Investment Series LLC—Series 4, Star Investment Series LLC—Series 1 (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.8
Closing Fee Agreement, dated as of April 30, 2010, between Thermon Group, Inc. and CHS Management V LP (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed September 29, 2010)
10.9
Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan, as adopted on July 28, 2010 (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.10
Amendment No. 1 to the Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan, as adopted on October 27, 2010 (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed November 22, 2010)
10.11
Form of Stock Option Agreement under Thermon Group Holdings, Inc. Restricted Stock and Stock Option Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed October 22, 2010)
10.12
Confidential Employment Agreement, effective as of April 30, 2010, between Rodney Bingham and Thermon Holding Corp. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.13
Confidential Employment Agreement, effective as of April 30, 2010, between George P. Alexander and Thermon Holding Corp. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.14
Offer letter dated July 7, 2010 between Jay Peterson and Thermon Group, Inc. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.15
Letter agreement dated July 28, 2010 between Charles A. Sorrentino and Thermon Group Holdings, Inc. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.16
Letter agreement dated July 28, 2010 between Richard E. Goodrich and Thermon Group Holdings, Inc. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-4 (File No. 333-168915) of Thermon Industries, Inc. and additional registrants named therein filed August 18, 2010)
10.17	Form of Manager Equity Agreement among Thermon Group Holdings, Inc., CHS Private Equity V LP, and the management investors
10.18	Co-Investor Letter Agreement dated April 30, 2010 among CHS Private Equity V LP, Thompson Street Capital Partners II, L.P., Crown Investment Series LLC—Series 4 and Star Investment Series LLC—Series 1

Exhibit Numbers	Description
10.19	Form of Transaction Bonus Agreement between Thermon Holdings, LLC. and certain officers and employees of Thermon Holdings, LLC and its subsidiaries
10.20	Form of indemnification agreement for directors and certain officers of Thermon Group Holdings, Inc.*
21.1	Subsidiaries of Thermon Group Holdings, Inc.
23.1	Consent of Ernst & Young LLP
23.2	Consent of Meyers Norris Penny LLP
23.3	Consent of Bell Partners
23.4	Consent of Shanghai Jialiang CPAs
23.5	Consent of Sidley Austin LLP (contained in its opinion filed as Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereto)

*
To be filed by amendment.

**
The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon the request of the SEC in accordance with Item 601(b)(2) of Regulation S-K.